As filed with the Securities and Exchange Commission on October 6, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Akrion, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3559	20-1525511
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6330 Hedgewood Drive, Suite 150

Allentown, Pennsylvania 18106

(610) 391-9200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James S. Molinaro

Chief Executive Officer

Akrion, Inc.

6330 Hedgewood Drive, Suite 150

Allentown, Pennsylvania 18106

(610) 391-9200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard J. Busis, Esq. Scott E. Brucker, Esq. Cozen O’Connor 1900 Market Street Philadelphia, Pennsylvania 19103 (215) 665-2000	Peter B. Tarr, Esq. Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 937-7200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $.01 par value per share	$50,000,000	$6,335

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 6, 2004

                     Shares

Common Stock

This is the initial public offering of Akrion, Inc. We are offering              shares of our common stock. Selling stockholders are offering an additional              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “AKRI.”

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Akrion, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We and the selling stockholders have granted the underwriters the right to purchase up to              additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

SG Cowen & Co.

Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and accompanying notes appearing at the end of this prospectus, before making an investment in our common stock.

Akrion, Inc.

Overview

We are a leading provider of batch-immersion and single-wafer wet cleaning systems for the semiconductor industry. Integrated circuit manufacturers, foundries and specialized wafer manufacturers use our products to clean a diverse range of semiconductor and related devices, including integrated circuits, micro-electrical mechanical systems, or MEMS, and photomasks.

Advances in semiconductor design and manufacturing are leading to increasingly small and more complex semiconductor devices. This trend presents a greater potential for contaminants to create critical defects in the devices, resulting in reduced manufacturing yields. In addition, new materials used in the fabrication of these advanced semiconductor and related devices are more fragile and can be damaged easily by contact with brushes, scrubbers and other types of cleaning elements. As manufacturers increase the size of the wafers on which the devices are made, the economic impact of yield-reducing contamination and damage rises significantly. Our wet cleaning systems provide our customers with the processes and advanced technology required to clean these complex and sensitive devices in a manner that increases manufacturing yields. As a result, we believe that our products directly contribute to improving our customers’ return on their investment in manufacturing equipment.

Since January 2000, we have sold our products to 45 customers for installation at 65 fabrication sites worldwide. Our customers include integrated circuit manufacturers, foundries and specialized wafer manufacturers. Although our largest customers have varied in the past, Hewlett-Packard Company was our largest customer in the first six months of 2004, in 2003 and in 2002, accounting for 40% of our revenue in the first six months of 2004, 27% in 2003 and 15% in 2002.

We have incurred losses in each fiscal year since our formation in 1999, and we incurred a net loss of $0.4 million in the first six months of 2004. During the second quarter of 2004, we became profitable for the first time as we generated net income of $0.7 million. We cannot assure you that we will be profitable in future periods.

The Akrion Solution

Our wet cleaning systems provide the following benefits:

Leading process technology. Much of our intellectual property and proprietary design expertise focuses on solving the cleaning problems associated with the shrinking feature sizes and increasingly complex circuit designs of semiconductor devices and the use of new materials in their production.

A broad range of wet cleaning systems. We provide our customers with a broad range of batch-immersion and single-wafer cleaning systems. The breadth of our product line allows our customers to work with a single vendor to meet most of their wet cleaning requirements.

Flexible product design. Our products are easily modified for both configuration and functionality, enabling our customers to delay equipment obsolescence while providing them with an economical upgrade path.

Higher return on investment. Our products deliver productivity and cost of ownership benefits that address our customers’ demand for higher return on investment. These benefits include improved device throughput and yield, reduced consumables costs and decreased disposal costs through the use of environmentally friendly dilute chemistries for certain process steps.

300mm conversion capability. Our batch-immersion systems can clean 200mm and 300mm wafers at the same time, and our single-wafer platform can be converted from 200mm to 300mm processing in less than three hours. This capability provides an economical solution to our customers that are planning to migrate their production to larger wafers.

Our Strategy

Our objective is to be the leading supplier of wet cleaning systems. Key elements of our strategy include:

Maintain batch-immersion and single-wafer process and technology leadership. We plan to use our patented and proprietary technology to build market share, and we intend to continue to invest in the development of innovative solutions designed to deliver improved results for our customers.

Focus on customer service and support. We are committed to working closely with our customers to design and manufacture wet cleaning solutions that meet and anticipate their requirements, and to provide them with responsive service and support.

Produce high-quality, reliable products. We focus on building products that offer our customers low total cost of ownership and provide high uptime and reliability. We expect to continue to invest in improving our manufacturing and product quality to deliver greater reliability and, thereby, greater value to our customers.

Target diverse sources of revenue. We have pursued a wide range of market segments in which we believe customers are focused on yield, technology and other performance factors in choosing their wet cleaning equipment. We expect to continue serving such diverse markets and to find additional sources of revenue in new market segments that leverage our core process expertise and intellectual property.

Continue to reduce our manufacturing costs. We have implemented a series of initiatives to improve our operations, including the use of manufacturing subcontractors. We expect to continue implementing changes to reduce the production cost of our products and improve our results of operations.

General Information

We were formed in August 1999 under the laws of the State of Delaware as a limited liability company named Akrion LLC, and in October 1999 we purchased substantially all of the assets of SubMicron Systems Corporation in a bankruptcy sale. On August 26, 2004, we converted from a limited liability company into a corporation named Akrion, Inc. through a merger of the limited liability company into a wholly-owned subsidiary corporation. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Akrion,” “we,” “us,” “our” and similar references refer to Akrion LLC and its subsidiaries prior to August 26, 2004 and to Akrion, Inc. and its subsidiaries from and after that date.

Our principal executive offices are located at 6330 Hedgewood Drive, Suite 150, Allentown, Pennsylvania 18106. Our telephone number is (610) 391-9200. Our website address is www.akrion.com. Information contained on our website is not a part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only.

The following terms used in this prospectus are our trademarks: GAMA™, Goldfinger®, ClearIQ™ and V3™. Any other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds

We intend to use the net proceeds that we receive from this offering to repay debt, including debt owing to our principal stockholder, for working capital and other general corporate purposes and for possible acquisitions of complementary businesses, technologies or product lines. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	AKRI

The number of shares of our common stock to be outstanding after this offering is based on          shares outstanding as of         , 2004 and excludes the following:

•	shares of common stock issuable upon the exercise of stock options outstanding as of , 2004 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants outstanding as of , 2004 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our 2004 stock incentive plan.

Unless otherwise indicated, the information in this prospectus gives effect to:

•	the conversion of all outstanding limited liability company membership interests into shares of common stock when we converted to a corporation in August 2004; and

•	a -for- reverse split of our common stock that will be effective prior to the completion of this offering.

In addition, unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing at the end of this prospectus.

	August 25, 1999 (Inception) through December 31, 1999	Year Ended December 31,				Six Months Ended June 30,
		2000	2001	2002	2003	2003	2004
	(in thousands, except per membership unit data)
Consolidated statement of operations data
Revenue	$15,406	$63,416	$65,352	$39,847	$32,452	$12,967	$34,626

Gross profit	3,032	20,161	16,317	4,758	5,934	1,233	10,306

Operating expenses	5,822	33,158	26,579	26,202	16,822	8,648	9,927

(Loss) income from operations	(2,790)	(12,997)	(10,262)	(21,444)	(10,888)	(7,414)	378

Net loss available to common membership unit holders	$(2,672)	$(16,120)	$(11,534)	$(24,936)	$(11,705)	$(7,672)	$(362)

Basic and diluted loss per common membership unit	$(6.68)	$(40.30)	$(28.79)	$(14.87)	$(1.56)	$(1.02)	$(0.02)

Common membership units used in the computation of basic and diluted per unit calculations	400	400	401	1,677	7,514	7,514	16,789

The following table presents our summary consolidated balance sheet data on an actual basis and on a pro forma basis to give effect to:

•	our conversion from a limited liability company to a corporation; and

•	our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and giving effect to our use of a portion of the net proceeds from this offering to repay outstanding debt.

	As of June 30, 2004
	Actual	Pro Forma
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$2,977	$
Working capital (deficit)	(8,816)
Total assets	40,158
Long-term debt and capital lease obligations, including current maturities	5,590
Equity	517

RISK FACTORS

If you purchase shares of our common stock, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses, and although we recently became profitable, we may be unable to sustain our profitability.

We have incurred significant losses since our inception in 1999. We incurred net losses of $11.7 million in 2003, $22.4 million in 2002 and $10.8 million in 2001, and in the first six months of 2004, we incurred a net loss of $0.4 million. During the second quarter of 2004, we became profitable for the first time as we generated net income of $0.7 million. We cannot assure you that we will be profitable in future periods. If we are unable to sustain profitability, our stock price may decline.

Our financial performance may fluctuate from quarter to quarter, which may cause our stock price to fluctuate.

Our financial performance may fluctuate from quarter to quarter. We recognize revenue from the sale of a system upon its acceptance by the customer. This method of recognizing revenue, together with the high price of each product shipped, could have a significant impact on our results of operations for a particular quarter if we encounter changes in the number of orders we receive from customers or delays in the shipment or acceptance of as few as one or two units. Financial performance fluctuations could also result from other factors, including:

•	the cyclicality of the semiconductor market;

•	the lead time required to manufacture our products;

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in our product mix;

•	changes in pricing by us or our competitors;

•	increases in prices charged by our third-party contractors or suppliers;

•	the availability of our contractors’ and suppliers’ capacity;

•	the difficulty of forecasting and managing our inventory and production levels;

•	the rate at which new markets emerge for products we are currently developing and our ability to develop new products;

•	deferrals of customer orders in anticipation of new products or product enhancements by us or our competitors;

•	natural disasters, acts of war or terrorist attacks affecting countries in which we conduct our business or in which our product components are manufactured; and

•	general economic trends and other factors.

Accordingly, our results of operations for any quarter may not be indicative of results for future quarters. Any variations in our quarter-to-quarter performance may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

Downturns in the semiconductor industry may adversely affect our results because our business depends on the amount that semiconductor manufacturers spend on capital equipment; upturns may require rapid increases in our production capacity.

The semiconductor industry is highly cyclical and has historically experienced periodic downturns, either as a result of general economic changes or because capacity temporarily exceeds demand for semiconductor devices. During industry downturns, capital spending to increase production capacity is one of the first areas in which most semiconductor companies reduce spending. During these downturns, supply of semiconductor capital equipment typically exceeds demand, and we and other semiconductor capital equipment suppliers generally experience significant reductions in customer orders. As a result, if we experience future order cancellations, reductions in order size or delays in orders, our business and results of operations will be materially adversely affected.

Conversely, in periods when demand for semiconductor capital equipment exceeds supply, we and other semiconductor capital equipment suppliers generally need to quickly increase production. This may require us to order additional inventory, hire additional employees and potentially expand our manufacturing capacity. If we are unable to respond to rapid increases in demand for our products on a timely basis, we may lose business to our competitors, which could adversely impact our business.

We depend on purchases from a small number of customers, and the loss of these customers or the cancellation of orders from these customers may harm our business.

We derive a significant portion of our revenue from the sale of a relatively small number of products to a relatively small number of customers, which makes our relationship with each customer especially important to our business. Our five largest customers, based on sales, accounted for 66% of our revenue during the first six months of 2004, 75% in 2003, 59% in 2002 and 38% in 2001. Revenue from sales to Hewlett-Packard Company accounted for 40% of our revenue during the first six months of 2004, 27% in 2003 and 15% in 2002.

Our sales are made on the basis of purchase orders rather than under long-term agreements. Therefore, any customer could cease purchasing our products at any time. Because our customers typically only make major purchases periodically as they add capacity or make major upgrades, our significant customers tend to change from period to period. If our significant customers reduce, delay or cancel orders, our operating results could suffer.

If we fail to maintain market acceptance for our existing products or grow our customer base, our financial condition may be adversely affected.

We believe that our growth prospects depend upon our ability to maintain market acceptance for our products while adding new customers. Maintenance of market acceptance for our products and technology and growth of our customer base depends upon numerous factors, including:

•	compatibility with existing manufacturing processes and products;

•	our ability to replace existing suppliers or processes;

•	demonstration of advantages of our products over competing products; and

•	the level of customer service available to support our products.

Semiconductor device manufacturers often rely on a limited number of equipment vendors to meet their equipment needs. As a result, our ability to maintain our current customer relationships and grow our customer base may be adversely affected to the extent existing and potential customers utilize a competitor’s manufacturing equipment. We cannot assure you that we will be able to maintain our current levels of market acceptance for our products or that we will be successful in obtaining new customers for our products and technology.

If we do not continue to develop new products that achieve market acceptance, we will not be able to compete effectively.

Our business and results of operations could decline if we do not develop and successfully introduce new or improved products that achieve market acceptance. The technology used in semiconductor manufacturing equipment and processes can change rapidly. In addition, industry standards can change, and equipment manufacturers frequently introduce modified or new products. To remain competitive, we must be able to develop, manufacture and market new or improved products that meet changing industry needs at competitive prices. We expect to spend a significant amount of time and resources developing new products and enhancing existing products. Our ability to introduce and market successfully any new product is subject to a wide variety of challenges during the product’s development, including start-up failures and design defects that could delay introduction of the product to the marketplace. As a result, if we do not successfully develop and achieve market acceptance of new products, we may not be able to compete effectively.

If our products contain defects or do not meet customer specifications, we could lose customers and revenue.

Our products are complex. We may experience difficulties or defects during the development or manufacturing and assembly of our products that may be difficult or costly to fix. Moreover, if our products do not meet a customer’s specifications, the customer may delay or reject acceptance of a system. These quality problems could harm our results of operations as well as our customer relationships in the following ways:

•	we may incur substantial costs as a result of warranty claims or in enhancing the reliability of our products;

•	repeated defects could lead to customer dissatisfaction, resulting in reduced orders;

•	we may be required to replace defective systems; or

•	defects in our products could cause damage to our customers’ manufacturing equipment.

As a result, we may have to write off inventory and other assets related to our products and could lose customers and revenue. We may not be successful in preventing product and quality problems that could potentially harm our results of operations.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and confidentiality agreements to protect our intellectual property rights. We also typically enter into confidentiality or non-disclosure agreements with our employees, consultants and business partners. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. If we are unable to enforce our intellectual property rights, our competitive position could suffer, which could harm our results of operations.

As of August 31, 2004, we had 39 patents issued and 28 patent applications pending in the United States as well as nine foreign patents and 26 patent applications pending outside the United States. We cannot be certain that patents will be issued as a result of our pending applications, nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be challenged, circumvented, invalidated or held to be unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights in our industry. We believe that future litigation involving our products could occur. Any claims or litigation relating to our proprietary technology could be time consuming and expensive and could divert the attention of our technical and management resources, regardless of whether the claims or litigation are decided in our favor.

We license certain technology and may seek to license additional technology in the future, and if these licenses become unavailable to us, our business could be harmed.

Currently, we pay a usage-based fee for the use of certain drying technology incorporated into our single-wafer product. The license covering this technology extends for the life of the patent underlying the technology and may be terminated by either party only upon a breach by the other party. In the future, we may be required to license additional technology to be incorporated into our products. We cannot be certain that such license rights will remain or become available to us on commercially reasonable terms, or at all. The inability to maintain or obtain certain license or other rights, or to maintain or obtain such licenses or rights on favorable terms, could have a material adverse effect on our ability to manufacture existing products or develop new products.

Third parties could claim that our intellectual property infringes their intellectual property rights, which could have a negative effect on our business.

Although we believe that our proprietary technology does not infringe on the intellectual property rights of others, third parties may nevertheless initiate litigation against us in an effort to prevent us from using our technology in alleged violation of their intellectual property rights. Intellectual property litigation can be costly and time consuming and may distract our management and other key personnel. Any potential intellectual property litigation commenced against us could force us to do one or more of the following:

•	stop selling products or using technology that allegedly infringes the third party’s intellectual property rights;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all;

•	attempt to redesign those products that contain the technology that allegedly infringes the third party’s intellectual property rights; or

•	indemnify our customers for any loss caused by their use of our technology that allegedly infringes the third party’s intellectual property rights.

If we are required to indemnify our customers for intellectual property-related claims, our business may be adversely impacted.

We generally agree to indemnify our customers for certain costs and damages relating to intellectual property right infringement claims based on the use of our products. This practice may subject us to significant indemnification claims by our customers. We are not aware of any claimed violations on our part. However, it is possible that claims for indemnification will be made, and if made, such claims could have a material adverse effect on our business.

We rely on third-party contractors to manufacture significant portions of our products, and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales and limit our growth.

We rely on third-party contractors to manufacture most of the components and subassemblies used in our products. We obtain some of these components and subassemblies from a limited group of suppliers or from sole suppliers, some of which are small, independent companies. Moreover, we have qualified certain of our products’ components and subassemblies only from our current suppliers. Changing the source of those components and subassemblies may entail significant delay and expense. We do not have long-term supply contracts with any of our third-party suppliers, and none of our third-party suppliers is obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. There are significant risks associated with our reliance on these third-party suppliers, including:

•	potential price increases;

•	capacity shortages;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property; and

•	limited warranties on components and subassemblies supplied to us.

The risks associated with our reliance on third-party suppliers could delay shipments to our customers. Such delays could harm our relationships with existing customers. These delays could also result in our being unable to meet the delivery time frames of potential purchasers of our products, which could harm our ability to obtain new business in the future.

Because of the significant financial resources needed to offer our products, to maintain customer service and support, and to invest in research and development, we may be unable to compete with larger, better-established competitors.

The semiconductor equipment industry is highly competitive, and we face substantial competition throughout the world. We believe that to remain competitive, we will need significant financial resources to offer a broad range of products, to maintain customer service and support, and to invest in research and development. We believe that the semiconductor equipment industry is becoming increasingly dominated by large manufacturers that have the resources to support customers on a worldwide basis. Some of our competitors have substantially greater financial, marketing, technical and customer support capabilities than we have.

In addition, other large semiconductor equipment manufacturers that do not currently compete in our market segment could enter our segment of the market. We expect that our competitors will continue to improve the design and performance of their existing products and processes. We also expect that they will attempt to introduce new products and processes with better performance and pricing. We may be unable to continue to invest in marketing, research and development and engineering at the levels necessary to maintain our competitive position. Our failure to make these investments or to compete effectively could have a significant negative impact on our business, operating results and financial condition.

We depend on our management and technical personnel for our success, and the loss of key personnel or the failure to attract new personnel could place us at a competitive disadvantage.

Our success depends in large part on our management and technical personnel. The loss of any of these key persons, including in particular James S. Molinaro, our Chief Executive Officer, could have a negative effect on our operations. We do not maintain key man insurance on any of our employees. We periodically review our compensation and benefit packages as to competitiveness in the marketplace and attempt to make adjustments that we consider appropriate. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in the semiconductor capital equipment industry. If we are unable to attract or retain qualified personnel, we may experience inadequate levels of staffing to develop and market our products and perform services for our customers.

The success of our business will depend on our ability to successfully manage any future growth.

Our business has undergone rapid growth recently due to demand for our existing batch-immersion cleaning systems and the acquisition in March 2004 of our single-wafer product line. We expect that further expansion of our product offerings will be required to address potential growth in our business. Growth in our business could place a significant strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute our business plan or respond to competitive pressures. To manage our growth successfully, we believe that we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	continue to enhance our information technology infrastructure, systems and controls; and

•	manage multiple relationships with our customers, suppliers and other third parties.

We conduct significant business outside the United States, which subjects us to a number of risks that could harm our business.

We conduct significant business outside the United States. Sales to customer sites located outside the United States, primarily in Asia, accounted for 26% of our revenue in the first six months of 2004, 25% in 2003, 42% in 2002 and 55% in 2001. We are subject to a number of risks associated with international business activities, including:

•	changes in laws or regulations resulting in more burdensome controls, tariffs, restrictions, embargoes or export license requirements;

•	the need to comply with a range of foreign and U.S. import and export laws;

•	political and economic instability;

•	changes in demand caused by fluctuations in interest rates and currency exchange rates in different markets;

•	exchange rate volatility;

•	reduced protection for intellectual property;

•	longer sales cycles;

•	greater difficulty in accounts receivable collection and longer collection periods; and

•	difficulties in staffing and managing foreign operations.

We may not be successful in managing these risks. Our failure to do so may reduce our international sales or negatively impact our operating results.

Our sales cycle is long and unpredictable, which could require us to incur high sales and marketing expenses with no assurance that a sale will result.

Sales cycles for some of our products can run as long as six to 12 months. As a result, we may not recognize revenue from efforts to sell particular products for extended periods of time. We believe that the length of the sales cycle may increase for those current and potential customers that centralize their purchasing decisions. We expect that such centralization may also intensify the evaluation process and require us to make additional sales and marketing expenditures with no assurance that a sale will result.

Warranty claims in excess of our estimates could adversely affect our business.

We provide warranties on our products. If our estimates of warranty costs are inaccurate, our financial performance could be adversely affected. In addition, if we experience product failures at an unexpectedly high level, our warranty costs would increase, our reputation in the marketplace would be damaged, customers may decline to place new or additional orders with us and our business would suffer.

If we fail to achieve the expected benefits of our Goldfinger acquisition, our future growth may be limited.

In March 2004, we acquired substantially all of the assets of Verteq, Inc., including our Goldfinger single-wafer product line and related technology and a manufacturing and research facility in Santa Ana, California. Through this acquisition, we entered the single-wafer segment of the wet cleaning equipment market. The Goldfinger acquisition is the first acquisition we have made. The success of our Goldfinger acquisition will depend on:

•	customer acceptance of Goldfinger single-wafer wet cleaning systems;

•	successfully integrating the Goldfinger product line with our operations;

•	successfully moving manufacturing of the Goldfinger product line from our Santa Ana, California facility to our Allentown, Pennsylvania facility;

•	integrating our Allentown, Pennsylvania and Santa Ana, California research facilities; and

•	retaining the engineers who joined us in connection with the Goldfinger acquisition.

Our failure to successfully address the challenges associated with this acquisition would harm our future operating results.

Future acquisitions may dilute our stockholders’ ownership interests and have other adverse consequences.

In the future, we may seek to acquire additional product lines, technologies or businesses. Acquisitions may result in additional issuances of stock, which would dilute our stockholders’ ownership interests and may reduce earnings per share. Acquisitions may also increase debt levels and could negatively impact our financial condition and operating results. In addition, acquisitions involve other risks, including:

•	difficulties in integrating the new business, product line or technology;

•	impairment of existing relationships with employees, suppliers and customers;

•	diversion of management’s attention from other business matters; and

•	entering new markets in which we have little or no experience.

Our failure to comply with environmental regulations could result in substantial liability.

We are subject to a variety of federal, state and local laws, rules and regulations relating to environmental protection. These laws, rules and regulations govern the use, storage, discharge and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, personal injury, fines or suspension of our operations. Restrictions on our ability to operate our present locations also could be imposed upon us, or we could be required to acquire costly remediation equipment or incur other significant expenses.

Risks Related to Our Offering

We may not be able to raise needed capital in the future.

We expect that the net proceeds from this offering, together with any funds generated from operations, will be sufficient to meet our anticipated capital needs for at least the next 12 months. However, we may require additional capital to finance our growth strategies or other activities in the future. Our capital requirements will depend on many factors, including:

•	the cost of developing new products;

•	the costs associated with our expansion; and

•	the number and timing of any acquisitions.

To the extent that our existing sources of cash, plus any cash generated from operations, together with the net proceeds from this offering, are insufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage ownership in us would be reduced. Further, this additional stock may have rights, preferences or privileges senior to those you possess as a holder of our common stock. Holders of debt would also have rights, preferences or privileges senior to those you possess as a holder of our common stock. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. In addition, if we borrow money, we will incur interest charges, which could negatively impact our profitability.

We have substantial discretion as to how to use the proceeds from this offering.

We intend to use a portion of the net proceeds from this offering to repay debt. We may use some of the remaining proceeds to acquire other businesses, products or technologies, which would complement our existing products, expand our market coverage or enhance our technological capabilities. We have no current agreements or understandings with respect to any specific acquisitions. We have not yet determined the actual expenditures to be made with the balance of the net proceeds from this offering or the timing of these expenditures. The amounts and timing of these expenditures may vary significantly depending on a number of factors, such as the amount of cash generated by our operations. Accordingly, our management will have broad discretion over the use of the balance of the funds provided from this offering.

There has been no prior public market for our common stock, and the price of our common stock may be volatile.

Our common stock has never been traded in a public market, and an active trading market for our common stock may not develop in the future. If an active trading market does develop, it may not last and the trading price of the shares being sold in this offering may fluctuate widely as a result of a number of factors, many of which are outside our control. Some of these factors include:

•	actual or anticipated quarter-to-quarter variations in our operating results;

•	announcements about the performance of our products as well as our competitors’ announcements about the performance of their products;

•	changes in earnings estimates by, or failure to meet the expectations of, securities analysts;

•	increased price competition;

•	the loss of one or more significant customers;

•	departures of key personnel;

•	development and sustainability of an active trading market for our common stock; and

•	general conditions in the semiconductor industry or the global economy.

We are negotiating the initial public offering price of the common stock with the underwriters. However, the initial public offering price may not be indicative of the prices that will prevail in the public market after this offering, and the market price of our common stock could fall below the initial public offering price.

In addition, the stock markets, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies. These fluctuations often have been unrelated to the operating performance of those companies.

Fluctuations in our stock price could subject us to securities litigation.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we could become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If security or industry analysts do not publish research reports about us or if they issue negative reports about us, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts may publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline. In addition, if one or more of these analysts ceases coverage of our company or fails to publish reports on us on a regular basis, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. We currently do not have any securities analysts covering our stock, and we may not gain or maintain coverage by securities analysts in the future.

We will be controlled by Sunrise Capital Partners, L.P. as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

After the completion of this offering, Sunrise Capital Partners, L.P. will beneficially own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their over-allotment option to purchase additional shares. As long as Sunrise owns a majority of our outstanding common stock, it will be able to elect our entire board of directors. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the time that Sunrise owns less than a majority of our outstanding common stock. As a result, Sunrise will control all matters affecting us, including:

•	the composition of our board of directors and, through it, determinations with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our financing activities.

In addition, to the extent that Sunrise continues to own a substantial portion of our outstanding common stock, although less than a majority, it will have significant influence over all matters submitted to our stockholders and exercise significant control over our business policies and affairs. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that some stockholders might consider beneficial.

Furthermore, as long as Sunrise owns more than 50% of our stock, we will be a “controlled company” under the rules of the Nasdaq National Market, which means that we will not be required to comply with Nasdaq regulations that would otherwise require a majority of our board and certain board committees to be comprised of independent directors.

A large number of shares of our common stock may be sold in the market following this offering, which could cause the market price of our common stock to decline.

Our sale, or the sale or resale by our stockholders, of shares of our common stock after this offering, or the perception that such sales may occur, could cause the market price of our common stock to decline.

After this offering, we will have              shares of common stock outstanding. The              shares sold in this offering will be freely transferable without restriction, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933. The

remaining              shares of common stock held by our existing stockholders will be restricted securities and will become eligible for public sale when registered or when they qualify for an exemption from registration under the Securities Act.

Stockholders owning substantially all of our outstanding common stock have signed lock-up agreements before the commencement of this offering. Under these agreements, the stockholders will agree, subject to limited exceptions, not to sell or pledge any shares owned by them as of the date of this prospectus for a period of at least 180 days thereafter, unless they first obtain the written consent of Deutsche Bank Securities. On August 26, 2005, approximately              shares of common stock will be eligible for resale in accordance with the provisions of Rule 144 under the Securities Act.

Upon the completion of this offering, the holders of              shares of our common stock and              shares issuable upon the exercise of warrants have the right under specified circumstances to require us to register their shares for resale to the public or to participate in a registration of shares by us.

Purchasers of our common stock will experience immediate and substantial dilution in the value of their shares.

The purchasers of the shares of common stock in this offering will experience immediate and substantial dilution of the net tangible book value per share of common stock from the initial public offering price. Based on an assumed initial public offering price of $             per share, as of June 30, 2004, the dilution, on a pro forma basis giving effect to our conversion from a limited liability company to a corporation and our expected use of a portion of the net proceeds from this offering, would be $             per share with respect to the shares purchased in this offering. To the extent that some or all outstanding options and warrants to purchase common stock are exercised, there will be further dilution.

Being a public company will increase our administrative costs and divert management’s time and attention from our business.

As a public company, we will incur significant legal, accounting and other costs that we did not incur as a private company. In addition to the Sarbanes-Oxley Act of 2002, we will be subject to a series of complex new rules and regulations that have been enacted by the Securities and Exchange Commission and the Nasdaq National Market. We expect that our compliance efforts associated with these new rules and regulations will increase our legal and financial compliance costs significantly, make some activities more time consuming and costly and divert some of management’s time and attention from our business. We will also incur various costs associated with preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

Certain anti-takeover provisions may adversely affect our share price and impede change of control transactions.

Our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law, which governs us, contain certain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control transaction. Such provisions could limit the price that certain investors might be willing to pay in the future for our stock. In addition, our board may authorize the issuance of preferred stock without stockholder approval on such terms and conditions, and having such rights, privileges and preferences, as our board may determine. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. We currently have no plans to issue preferred stock.

We have no intention of paying cash dividends.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for use in our business. Therefore, we do not expect to declare or pay any cash dividends in the foreseeable future. In addition, our existing loan agreements prohibit us from paying cash dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition and are based on our current expectations, assumptions, estimates and beliefs about us and our industry. When we use words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “project” or similar expressions, we are making forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, which could cause our actual results to differ materially from our expectations. These risks, uncertainties and other factors are described in the “Risk Factors” section of this prospectus and elsewhere in this prospectus.

We caution you not to place undue reliance on forward-looking statements. These cautionary statements should not be construed by you to be exhaustive, and they are made only as of the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $            , after deducting the estimated underwriting discounts and commissions and other expenses payable by us. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds to us from this offering will be approximately $             , after deducting the estimated underwriting discounts and commissions and other expenses payable by us. For the purpose of estimating net proceeds, we are assuming that the initial public offering price will be $             per share, which represents the midpoint of the estimated price range set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

We intend to use approximately $             of the net proceeds that we receive from this offering to repay our outstanding debt, including $            to repay debt owing to Sunrise Capital Partners, L.P., our principal stockholder. We intend to use the remainder of the net proceeds for general corporate purposes, working capital and possible acquisitions of complementary businesses, technologies or product lines. We do not currently have any understandings with respect to any specific acquisitions.

The debt obligations that we intend to repay consist of the following:

•	All borrowings under our line of credit with Silicon Valley Bank. As of June 30, 2004, outstanding borrowings under our line of credit were $8.8 million. The borrowings under this line of credit bear interest at the greater of 6% or the bank’s prime rate plus 2%. All amounts borrowed under the line of credit are due and payable in February 2005.

•	Our $3.0 million note payable to ORIX Venture Finance LLC. The note bears interest at a reference bank’s prime rate plus 5.5% and matures in April 2007.

•	Our $2.9 million note payable to Sunrise Capital. The note bears interest at LIBOR plus an applicable margin, which is currently 1.5%. The note matures in March 2007. We used the proceeds from this loan in connection with the acquisition of our single-wafer product line in March 2004.

•	Our $7.6 million note payable to Sunrise Capital. The note matures in September 2007 and bears interest at a reference bank’s prime rate plus an applicable margin, which is currently 6.5%. We used the proceeds from this loan for working capital purposes and to repay all amounts owing to Sunrise Capital under a short-term borrowing arrangement, to reimburse Sunrise Capital for certain expenses incurred on our behalf, to pay all accrued fees owing under a management agreement with Sunrise Advisors LLC, the general partner of Sunrise Capital, and to terminate the management agreement and another agreement under which we agreed to pay Sunrise Advisors specified amounts in connection with certain change of control transactions.

We have not yet determined the actual expenditures to be made with the balance of the net proceeds from this offering or the timing of these expenditures. The amounts and timing of these expenditures may vary significantly depending on a number of factors, such as the amount of cash generated by our operations. Accordingly, our management will have broad discretion over the use of the balance of the funds provided from this offering.

Until we use the net proceeds, we intend to invest the funds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings, if any, for use in our business. Therefore, we do not expect to declare or pay any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements and such other factors as our board of directors may consider relevant. Moreover, our existing loan agreements prohibit us from paying cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to our conversion from a limited liability company to a corporation, the issuance of a $7.6 million promissory note to Sunrise Capital and the use of approximately $4.1 million of proceeds from such note to repay certain debt and pay fees and expenses; and

•	on a pro forma as adjusted basis to give further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and giving effect to our use of a portion of the net proceeds to repay outstanding debt.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing at the end of this prospectus.

	As of June 30, 2004
	Actual	Pro forma	Pro Forma As Adjusted
Cash	$2,976,506	$6,476,506	$

Line of credit—Silicon Valley Bank	8,809,043	8,809,043
—Sunrise Capital	750,000	—

	9,559,043	8,809,043

Long-term debt—ORIX	2,571,367	2,571,367
—Sunrise Capital	2,917,325	10,512,372

Members’ interests	68,204,057	—		—

Stockholders’ equity
Common Stock, $0.01 par value, 0 shares outstanding on an actual, 21,327,297 shares pro forma basis and shares on a pro forma as adjusted basis	—	213,273
Additional paid in capital		67,990,784
Accumulated deficit	(67,663,419)	(69,163,419)
Accumulated other comprehensive loss	(23,940)	(23,940)

Total equity	516,698	(983,302)

Total capitalization	$6,005,390	$12,100,437	$

The forgoing excludes:

•	shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $ per share;

•	warrants to purchase shares of common stock at an exercise price of $ per share;

•	shares of common stock reserved for issuance under our 2004 stock incentive plan;

•	any deferred tax assets or liabilities that may need to be recorded upon our conversion from a limited liability company to a corporation; and

•	debt issuance costs that will be written off upon the repayment of outstanding debt obligations with a portion of the proceeds from this offering. Debt issuance costs at June 30, 2004 were $693,252.

DILUTION

Purchasers of common stock in this offering will experience immediate and substantial dilution. Our net tangible book value at June 30, 2004 was approximately $(8.9) million, or $(            ) per share of common stock after giving effect to our conversion from a limited liability company to a corporation. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of shares of common stock offered by us at an assumed initial public offering price of $             per share, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and our use of a portion of the net proceeds from this offering to repay outstanding debt, our pro forma net tangible book value at June 30, 2004 would have been $            million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2004	$
Increase per share attributable to sale of common stock in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

The following table summarizes, on a pro forma basis to reflect the adjustments described above, the difference between the total consideration paid and the pro forma average price per share paid by our existing stockholders and the new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $             per share (before deducting the underwriting discount and estimated offering expenses):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$

Totals		100%		$100%

The foregoing computations are based on the pro forma number of shares of common stock outstanding as of June 30, 2004 and exclude:

•	shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $ per share;

•	warrants to purchase shares of common stock at an exercise price of $ per share; and

•	shares of common stock reserved for issuance under our 2004 stock incentive plan.

To the extent we issue additional shares or the holders of options or warrants exercise those options or warrants in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements that are included in this prospectus. We have derived the selected consolidated statement of operations data for the period from August 25, 1999 through December 31, 1999 and for the year ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from our audited consolidated financial statements that are not included in this prospectus. We have derived the selected consolidated statement of operations data for the six months ended June 30, 2003 and 2004 and the selected consolidated balance sheet data as of June 30, 2004 from our unaudited consolidated financial statements that are included in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of those statements. Our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing at the end of this prospectus.

Consolidated statement of operations data:	August 25, 1999 (Inception) through December 31, 1999	Year Ended December 31,				Six Months Ended June 30,
		2000	2001	2002	2003	2003	2004
	(in thousands, except per membership unit data)
Revenue	$15,406	$63,416	$65,352	$39,847	$32,452	$12,967	$34,626
Cost of revenue	12,374	43,255	49,035	35,089	26,518	11,734	24,321

Gross profit	3,032	20,161	16,317	4,758	5,934	1,233	10,306

Selling, general and administrative expense	3,766	22,670	16,215	18,327	10,444	5,293	6,513
Research and development expense	2,056	10,488	10,364	7,875	6,378	3,354	3,045
Special charges	—	—	—	—	—	—	369

Total operating expenses	5,822	33,158	26,579	26,202	16,822	8,648	9,927

(Loss) income from operations	(2,790)	(12,997)	(10,262)	(21,444)	(10,888)	(7,414)	378
Other income (expense), net	120	500	(439)	(932)	(706)	(221)	(739)

Loss before income taxes	(2,670)	(12,497)	(10,701)	(22,376)	(11,594)	(7,636)	(361)
Provision for income taxes	2	149	97	54	111	36	2
Loss before cumulative change in accounting principle	(2,672)	(12,646)	(10,798)	(22,431)	(11,705)	(7,672)	(362)
Cumulative change in accounting principle	—	(3,474)	—	—	—	—	—

Net loss	(2,672)	(16,120)	(10,798)	(22,431)	(11,705)	(7,672)	(362)

Accretion of preferred units	—	—	736	2,506	—	—	—

Net loss available to common membership unit holders	$(2,672)	$(16,120)	$(11,534)	$(24,936)	$(11,705)	$(7,672)	$(362)

Basic and diluted loss income per common membership unit	$(6.68)	$(40.30)	$(28.79)	$(14.87)	$(1.56)	$(1.02)	$(0.02)

Common membership units used in the computation of basic and diluted per unit calculations	400	400	401	1,677	7,514	7,514	16,789

Consolidated balance sheet data:

		As of December 31,					June 30, 2004
		1999	2000	2001	2002	2003
		(in thousands)
Cash and cash equivalents		$12,174	$3,050	$1,033	$919	$347	$2,977
Working capital (deficit)		20,789	(3,023)	2,809	(2,177)	(11,849)	(8,816)
Total assets		36,605	52,965	41,847	33,181	31,429	40,158
Current maturities of debt and capital lease obligations		412	101	—	—	—	861
Long-term debt and capital lease obligations, less current maturities		104	—	—	—	—	4,729
Other long-term liabilities		—	74	—	—	—	—
Members’ equity (deficit)		$24,503	$8,374	$14,851	$3,920	$(7,472)	$517

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and accompanying notes appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a leading supplier of wet cleaning systems for the semiconductor industry. We design, manufacture, install and service advanced batch-immersion and single-wafer wet cleaning equipment used in the production of a diverse range of semiconductor and related devices, including integrated circuits, micro-electrical mechanical systems, or MEMS, and photomasks. Our products provide our customers with the flexibility and advanced technology required to clean these devices, thereby improving our customers’ process results, increasing their device yields and positively impacting the return on their investment in manufacturing equipment. Since January 2000, we have sold our products to 45 customers for installation at 65 fabrication sites worldwide. Our customers include integrated circuit manufacturers, foundries, or contract manufacturers, and specialized wafer manufacturers targeting MEMS, the defense/aerospace industry and other specific markets.

We were formed in August 1999. In October 1999, we purchased substantially all of the assets of SubMicron Systems Corporation in a bankruptcy sale. In March 2004, we acquired substantially all of the assets of Verteq, Inc., including our Goldfinger single-wafer product line and related technology and a manufacturing and research facility in Santa Ana, California, through an assignment for the benefit of creditors under a California state law proceeding. As a result of this acquisition, we entered the single-wafer segment of the wet cleaning equipment market. In August 2004, we converted from a limited liability company into a corporation through the merger of the limited liability company into a wholly-owned subsidiary corporation.

Our business is affected by the annual spending patterns of our customers on semiconductor capital equipment. The amount that our customers devote to capital spending depends on a number of factors, including the timing of the semiconductor cycle. Historically, the semiconductor industry has been highly cyclical. Semiconductor companies tend to reduce spending quickly on new equipment during industry downturns. During these downturns, supply of semiconductor capital equipment typically exceeds demand, and we and other semiconductor capital equipment suppliers generally experience significant reductions or delays in customer orders. Conversely, in periods when demand for semiconductor capital equipment exceeds supply, we and other semiconductor capital equipment suppliers generally need to increase production quickly. This may require us to order additional inventory, hire additional employees and potentially expand our manufacturing capacity. Our ability to respond to rapid increases in demand for our products on a timely basis is critical to our success.

We regularly evaluate ways to more readily adapt to industry cycles by increasing our operating efficiency and reducing our infrastructure costs. One of the key strategies that we have adopted to achieve this operational flexibility is to outsource the manufacture of most of our product components to third-party suppliers. We believe that our expertise in designing and assembling product components has enabled, and will continue to enable, us to reduce our fixed expenses through this outsourcing strategy. In executing this strategy, we closed our Santa Clara, California manufacturing facility in 2002 and reduced our workforce from a peak of 400 in February 2001 to a low of 209 in April 2003. As a result of our Goldfinger acquisition, we now also have a facility in Santa Ana, California, and we added 32 employees. As of August 31, 2004, we had 243 employees.

Historically, we have derived a significant portion of our revenue from a relatively small number of customers, and we expect this trend to continue. Our five largest customers, based on sales, accounted for 66% of our revenue in the first six months of 2004, 75% in 2003, 59% in 2002 and 38% in 2001. As a result of the cyclical purchasing patterns of our customers, our largest customers have changed, and may continue to change, from quarter to quarter and from year to year. Although our largest customers have varied in the past, Hewlett-Packard Company was our largest customer in the first six months of 2004, in 2003 and in 2002, accounting for approximately 40% of our revenue in the first six months of 2004, 27% in 2003 and 15% in 2002.

We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products. As a result, our customers could cease purchasing products from us at any time. Historically, we have derived a significant portion of our revenue each quarter from the sale of a relatively small number of systems. Our systems range in price from approximately $500,000 to $2.5 million. Accordingly, a small change in the number of units we sell may cause significant changes in our operating results. Fluctuations in the timing of orders from our customers or in the number of systems we sell have caused our quarterly and annual revenue and operating results to fluctuate significantly in any given quarter or year. Accordingly, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful, and you should not rely upon them as an indication of our future performance.

Our sales cycle for our products generally ranges from six to 12 months. We typically invest significant resources in the design, engineering and manufacturing of customer-specific product modifications prior to shipment of a product to the customer. Our field service engineers install the system at the customer site, and our process engineers qualify the system in accordance with the specifications outlined in the purchase order. We recognize revenue upon the customer’s acceptance of the system, which typically ranges from 45 to 90 days after shipment. As a result, the length of time between our receipt of a purchase order and our recognition of revenue from the sale of a product is often difficult for us to predict or control. This variation has the effect of making our operating results less consistent or predictable and period-to-period comparisons more difficult.

We sell to a geographically diversified customer base. We derived approximately 26% of our revenue in the first six months of 2004 from sales to customer sites located outside the United States, primarily in Asia and, to a lesser extent, Europe. Revenue derived from sales to customer sites located outside the United States was approximately 25% in 2003, 42% in 2002 and 55% in 2001. We do not believe that these results represent a trend in our revenue but rather are the result of the variations in our significant customers from period to period. Substantially all of our revenue is denominated in United States dollars.

Goldfinger Acquisition

On March 5, 2004, our subsidiary Goldfinger Technologies, LLC purchased substantially all of the assets and assumed certain liabilities of Verteq, Inc., a manufacturer of single-wafer cleaning systems, megasonics subsystems, spin-rinse dryers and spare parts. In connection with this acquisition, we issued              shares of our common stock, representing 8.5% of our

outstanding stock at the time, to Westar Capital Partners II, LLC, the secured debt holder of Verteq. We also entered into a royalty agreement with Westar Capital under which we agreed to make payments to Westar Capital for sales of certain Goldfinger products by us for five years, subject to certain setoffs and with an aggregate minimum royalty payment of $2 million for the first two years following the closing of the acquisition. We will record future royalty payments in excess of the $2 million minimum, if any, as goodwill. Sunrise Capital Partners, L.P., our principal stockholder, assisted us by providing financing totaling approximately $2.9 million and other advisory support necessary to complete the acquisition. In return, we issued to Sunrise Capital a note in the principal amount of approximately $2.9 million and              shares of our common stock. Our statements of operations include the accounts of our Goldfinger subsidiary from the date of its formation.

Financial Operations Overview

Revenue

We derive our revenue from the sale of our advanced batch-immersion and single-wafer cleaning systems and product enhancements as well as from the sale of parts and service contracts. Our systems typically include a one-year warranty on parts and labor. A small percentage of our customers purchase extended service contracts for our equipment after the warranty period expires. We recognize revenue from system sales upon customer acceptance. Therefore, depending on the timing of shipments and customer acceptances, there are periods during which shipments may exceed revenue or revenue may exceed shipments. We recognize revenue from the sale of parts upon the shipment of goods and their transfer of title. We recognize revenue from service contracts on a straight-line basis over the period of the applicable contract.

Cost of Revenue and Gross Profit

We include in cost of revenue materials, outsourcing costs, manufacturing-related salaries and overhead, service and support costs, depreciation and provisions for excess or obsolete inventory. Cost of revenue also includes costs arising from engineering and design work on specific customer orders, even if the resulting technology is reusable. The primary factors affecting gross profit as a percentage of revenue, or gross margin, are customer demand, the complexity of products being sold, component prices and costs associated with the installation of products and customer acceptance. Gross profit will also vary depending on our sales volume, overhead absorption levels and the success of our ongoing productivity improvements.

Selling, General and Administrative Expense

We include in selling, general and administrative expense compensation and related expenses for sales, marketing and administrative personnel, sales commissions, patent and trademark amortization and legal and other professional fees. We generally also include costs associated with obtaining patents or defending our intellectual property rights. We expect that our sales and marketing expenses will increase in future periods as we continue to expand our sales force in anticipation of revenue growth. We also expect that general and administrative expenses will increase beginning in 2005 as a result of our having to comply with the requirements related to being a public company.

Research and Development Expense

Research and development expense includes compensation and related expenses for engineering personnel, materials for new product development, consumables associated with our applications lab, consultants and overhead. We believe that continued investment in research and development is critical to our long-term success, and we expect to continue to devote significant resources to product development activities.

Other Expense, net

Other expense, net includes interest expense on our lines of credit and other outstanding debt as well as amortization expense associated with costs incurred in obtaining debt financing, which we amortize over the life of the respective agreement. Other expense, net also includes royalty income derived from the license of our megasonics technology to a third party. We plan to repay all of our outstanding debt with a portion of the proceeds from this offering. As a result, in the quarter in which this offering occurs, we expect to record a non-cash charge for early extinguishment of debt. The amount of the charge will be the remaining unamortized financing costs associated with the repaid debt. As of June 30, 2004, this amount was approximately $0.7 million.

Income Taxes

Historically, our income tax provision consisted of taxes on our Asian subsidiaries. As a limited liability company, we were treated as a partnership for U.S. federal and state income tax purposes. Accordingly, prior to our conversion to a corporation in August 2004, income and losses were included in the federal and state tax returns of the members of the limited liability company. Therefore, our consolidated financial statements do not reflect a provision for U.S. income taxes. We use the asset and liability method of accounting for foreign income taxes. Under this method, we recognize deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis. This method also requires us to recognize future tax benefits such as net operating loss carryforwards to the extent that realization of such benefits is more likely than not. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Non-Cash Stock-Based Compensation

In              2004, we adopted our 2004 stock incentive plan. We have not yet granted options or restricted stock under the plan.

In              2004, we adopted our employee stock option plan, which provides for grants of stock options to our current employees who had previously been granted awards under the long-term incentive compensation plan, or LTIP, of our predecessor limited liability company. The recipients of these grants have relinquished their rights to their LTIP awards. In                      2004, we granted options to purchase an aggregate of              shares of our common stock at an exercise price of $             per share under this plan. No additional options may be granted under this plan. We will record a non-cash stock-based compensation charge in the fourth quarter of 2004 for the difference between the fair value of these options on the date of grant and the exercise price.

Critical Accounting Policies and the Use of Estimates

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, inventories, long-lived assets, intangible assets, warranties and deferred taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to revenue recognition, inventory valuation, useful lives and valuation of equipment and other long-lived assets, goodwill and acquired intangibles, warranty liabilities and income taxes to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” We recognize revenue from the sale of systems and product enhancements upon customer acceptance. We recognize revenue from the sale of parts upon shipment of goods and transfer of title. We recognize revenue from service contracts on a straight-line basis over the period of the applicable contract. We include down payments and installment payments made by customers prior to customer acceptance as deferred revenue in our consolidated balance sheet.

Inventory Valuation

We analyze the value of our inventory based on a combination of factors, including forecasted revenue or usage, historical usage rates, estimated service period, service inventory requirements, new product introductions and product end-of-life dates. We state our inventories on a first-in, first-out basis at the lower of cost or market value. Our inventories include raw materials, purchased components, parts, work-in-process and systems shipped awaiting customer acceptance. We review inventory for obsolescence and excess quantities quarterly based on estimated future use of quantities on hand, which we determine based on past usage, planned changes to products and known trends in markets and technology. We maintain a substantial supply of parts for possible use in future repairs and customer field service. As these parts become older, we apply a higher percentage reserve against the recorded balance, recognizing that the older the part, the less likely it will be used. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. We record estimated inventory write-downs as a component of cost of revenue.

Useful Lives and Valuation of Equipment and Other Long-Lived Assets

We evaluate the remaining lives and recoverability of equipment and other assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If there is an indication of impairment, we prepare an estimate of future, undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying value of the asset, we adjust the carrying amount of the asset to its estimated fair value.

Goodwill and Acquired Intangibles

We test for impairment of goodwill at least annually. We perform these tests more frequently if warranted. We record impairment losses as a part of operating income when the carrying amount of goodwill exceeds its implied fair value. We do not amortize goodwill in accordance with SFAS No.142, “Goodwill and Other Intangible Assets.”

We amortize acquired technology, patents and trade names on a straight-line basis over their estimated useful lives ranging from five to nine years. We periodically evaluate the reasonableness of the useful lives of these assets and the unamortized balances for potential impairment. We would measure an impairment loss, if any, as the excess of the carrying value over the fair value.

Warranty Liabilities

We typically provide our customers with a one-year warranty on our products. We record a provision for estimated warranty costs as a component of cost of sales when we recognize the related sale. Warranty costs include labor to repair the system and replacement parts for defective items, as well as other costs incidental to warranty repairs. We also net any cost recoveries that we receive under warranties from our suppliers against our warranty expense. We review our warranty costs and update our estimated warranty accruals quarterly. We make changes to the reserve as volume, product mix and actual warranty costs fluctuate. Our warranty reserve was $1.9 million at June 30, 2004, $1.5 million at December 31, 2003, and $2.5 million at December 31, 2002. Warranty expense was $1.2 million for the six months ended June 30, 2004, $0.9 million in 2003 and $1.2 million in 2002.

Income Taxes

From the time of our formation until our conversion to a corporation in August 2004, we were not subject to U.S. federal and state income taxes because we were a limited liability company. We utilize the asset and liability method for foreign income taxes. We record valuation allowances against tax assets that are not likely to be utilized. In 2001, certain valuation allowances were established which in 2002, 2003 and the first six months of 2004 were either utilized or were deemed to be realizable.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statements of operations expressed as a percentage of revenue.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	75.0	88.1	81.7	90.5	70.2

Gross profit	25.0	11.9	18.3	9.5	29.8

Selling, general and administrative	24.8	46.0	32.2	40.8	18.8
Research and development	15.9	19.8	19.7	25.9	8.8
Special charges	—	—	—	—	1.1

Total operating expenses	40.7	65.8	51.8	66.7	28.7

(Loss) income from operations	(15.7)	(53.8)	(33.6)	(57.2)	1.1
Other expense, net	(0.7)	(2.3)	(2.2)	(1.7)	(2.1)

Loss before income taxes	(16.4)	(56.2)	(35.8)	(58.9)	(1.0)
Provision for income taxes	0.1	0.1	0.3	0.3	0.0

Net loss	(16.5)%	(56.3)%	(36.1)%	(59.2)%	(1.0)%

Six Months Ended June 30, 2004 Compared with Six Months Ended June 30, 2003

Revenue. Revenue increased by $21.7 million, or 167%, to $34.6 million for the first six months of 2004 from $13.0 million for the first six months of 2003. The increase resulted principally from an increase in sales of our GAMA and V3 product lines and increased revenues generated from sales of product enhancements, spare parts and services as a result of an upturn in the semiconductor manufacturing cycle. Revenue also increased $2.3 million as a result of revenue from sales of spare parts and megasonics subsystems by our Goldfinger subsidiary. Revenue from sales to customer sites located outside the United States accounted for approximately 26% of our revenue in the first six months of 2004 compared with 29% in the first six months of 2003.

Cost of revenue and gross profit. Cost of revenue increased by $12.6 million, or 107%, to $24.3 million for the first six months of 2004 from $11.7 million for the first six months of 2003. The increase was primarily due to an increase in costs associated with our increased revenue. Our gross profit increased by $9.1 million to $10.3 million for the first six months of 2004 from $1.2 million for the first six months of 2003. Gross profit as a percentage of revenue increased to 30% for the first six months of 2004 from 10% for the first six months of 2003. The increase in gross margin resulted from our fixed manufacturing costs being spread over higher revenue and our ability to maintain sales prices as a result of strong demand for our systems.

Selling, general and administrative expense. Selling, general and administrative expense increased by $1.2 million, or 23%, to $6.5 million for the first six months of 2004 from $5.3 million for the first six months of 2003. This increase resulted primarily from an increase of $0.8 million in commission expense in connection with our increased sales for the first six months of 2004 and $0.9 million in general and administrative expenses associated with our Goldfinger subsidiary. These increases were partially offset by a $0.5 million decrease in our bonus accrual. Selling, general and administrative expense as a percentage of revenue was 19% for the first six months of 2004, compared with 41% for the first six months of 2003. The decrease as a percentage of revenue was primarily due to the increase in revenue.

Research and development expense. Research and development expense decreased by $0.3 million, or 9%, to $3.0 million for the first six months of 2004 from $3.4 million for the first six months of 2003. This decrease resulted primarily from a decrease in the number of products in development as compared to the prior period and the corresponding reduction in the purchase of raw materials. This decrease was partially offset by research and development expense of $0.6 million of our Goldfinger subsidiary.

Special Charges. Special charges include the cost of audits, reviews and other professional services rendered in connection with this offering, which are not expected to be incurred on an ongoing basis.

Other expense, net. Other expense, net was $0.7 million for the first six months of 2004, compared with $0.2 million for the first six months of 2003. The increase in other expense of $0.5 million in the first six months of 2004 was due primarily to the amortization of $0.5 million of deferred charges associated with our debt financings in 2004.

Net loss. Net loss for the first six months of 2004 was $0.4 million, compared with $7.7 million for the first six months of 2003. The decrease in net loss of $7.3 million was due primarily to increased revenue and improved gross margins in the first six months of 2004. Our historical results of operations do not reflect a U.S. income tax provision because we were a limited liability company until August 2004.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenue. Revenue decreased by $7.4 million, or 19%, to $32.5 million in 2003 from $39.8 million in 2002. The decrease was primarily the result of a reduction in revenue from sales of our GAMA systems of $4.3 million due to a downturn in the semiconductor cycle that significantly impacted our results for the first two quarters of the year. We also experienced a decrease in revenue from sales of our V2 systems, the predecessor to our V3 system, of $2.1 million as we decided to discontinue sales of our V2 product and upgrade the product as our V3 product line. Also during the first half of 2003, we transferred production of our V3 product line from our Santa Clara, California manufacturing facility, which closed in June 2002, to our Allentown, Pennsylvania facility. The enhancement and transfer of the V3 product line interrupted V3 sales for approximately nine months. The remainder of the decrease in revenue was attributable to a $1.0 million decrease in product enhancement, spare parts and service revenue in 2003 as compared with 2002 due to lower overall market demand. Revenue from sales to customer sites located outside the United States accounted for approximately 25% of revenue in 2003, compared with 42% in 2002.

Cost of revenue and gross profit. Cost of revenue decreased by $8.6 million, or 24%, to $26.5 million in 2003 from $35.1 million in 2002. Cost of revenue decreased primarily due to the decrease in revenue in 2003. Cost of sales in 2002 included a $1.3 million charge associated with the write-off of two evaluation systems that we deemed to have no realizable value, the write-off of obsolete inventory resulting from the closure of our Santa Clara, California manufacturing facility and an increase in the reserve for excess and obsolete inventory. Our gross profit increased by $1.2 million, or 25%, to $5.9 million in 2003 from $4.8 million in 2002. Our gross margin increased to 18% in 2003 from 12% in 2002 primarily due to a decrease of $1.3 million in inventory write-downs in 2003 and an increase in the absorption of manufacturing overhead resulting from an increase in the number of systems in production in 2003.

Selling, general and administrative expense. Selling, general and administrative expense decreased by $7.9 million, or 43%, to $10.4 million in 2003 from $18.3 million in 2002. This decrease was primarily the result of the completion of the restructuring of our operations in 2002 intended to reduce operating costs. Selling, general and administrative expense in 2002 included $5.4 million of restructuring and other charges, including a $3.7 million charge for assets that we determined were no longer realizable, $0.8 million in severance costs related to the reduction in our workforce and $0.9 million in exit costs associated with the closure of our Santa Clara, California manufacturing facility. We completed the activities associated with our restructuring plan at the end of 2003, except for required payments with respect to the leased facility. Selling, general and administrative expense in 2002 also includes $0.9 million of expenses associated with operating our Santa Clara, California facility for the period from January 2002 until its closure in June 2002. We estimate that we reduced our expenses by approximately $2.8 million in the first 12 months following the implementation of this restructuring plan. Selling, general and administrative expense as a percentage of revenue was 32% in 2003, compared with 46% in 2002.

Research and development expense. Research and development expense decreased by $1.5 million, or 19%, to $6.4 million in 2003 from $7.9 million in 2002. This decrease was primarily due to the reduction of research and development spending on our next generation GAMA system as it neared completion, our V3 product line and on a new wafer drying technology. Research and development expense also included $0.7 million of expenses associated with operating our Santa Clara, California manufacturing facility for the period from January 2002 until its closure in June 2002.

Other expense, net. Other expense, net was $0.7 million in 2003, compared with $0.9 million in 2002. Other expense in 2003 consisted of $0.6 million of interest expense and approximately $0.1 million of foreign exchange transaction losses. Other expense in 2002 consisted of $0.5 million of interest expense, a $0.3 million write-off of securities that were issued to us as payment of an outstanding debt that we determined was other than temporarily impaired and approximately $0.1 million of foreign exchange transaction losses.

Net loss. Our net loss in 2003 was $11.7 million, compared with $22.4 million in 2002. The decrease in net loss was due primarily to a decrease in operating expenses of $9.4 million and a $1.2 million increase in gross margins in 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenue. Revenue decreased by $25.5 million, or 39%, to $39.8 million in 2002 from $65.4 million in 2001. The decrease resulted from reduced sales of all of our products and product enhancements due to a significant reduction in capital spending by semiconductor device manufacturers in 2002. Revenue from sales to customer sites located outside the United States accounted for approximately 42% of revenue in 2002, compared with 55% in 2001.

Cost of revenue and gross profit. Cost of revenue decreased by $13.9 million, or 28%, to $35.1 million in 2002 from $49.0 million in 2001. The decrease was primarily due to our $25.5 million decrease in revenue and, to a lesser extent, a decrease in inventory write-offs to $1.3 million in 2002 from $2.3 million in 2001. The inventory write-down in 2001 consisted of the write-down of an evaluation system to its estimated realizable value and an increase in the reserve for excess and obsolete inventory. Our gross profit decreased by $11.6 million, or 71%, to $4.8 million in 2002 from $16.3 million in 2001. Our gross margin decreased to 12% in 2002 from 25% in 2001 primarily due to competitive pricing pressures resulting from the industry downturn and because our fixed manufacturing costs were spread over lower revenues.

Selling, general and administrative expense. Selling, general and administrative expense increased by $2.1 million, or 13%, to $18.3 million in 2002 from $16.2 million in 2001. The increase was primarily due to restructuring and other charges of $5.4 million that we incurred in 2002, offset by a write-off of an accounts receivable balance of $1.6 million from a customer in bankruptcy, reduced commissions in 2002 as a result of lower revenue and lower sales expenses associated with the closure of our Santa Clara, California facility in June 2002.

Research and development expense. Research and development expense decreased by $2.5 million, or 24%, to $7.9 million in 2002 from $10.4 million in 2001. This decrease was primarily a result of reduction of development personnel from a high of 62 in January 2001 to 39 in December 2002 in connection with our restructuring efforts.

Other expense, net. Other expense, net was $0.9 million in 2002, compared with $0.4 million in 2001. Other expense in 2002 consisted of $0.5 million of interest expense, a $0.3 million write-off of securities which were issued to us as payment of an outstanding debt that we determined were not recoverable and approximately $0.1 million of foreign exchange transaction losses. Other expense in 2001 consisted of interest expense of $0.7 million, partially offset by interest income of $0.1 million and income from an insurance claim of $0.1 million.

Net loss. Our net loss in 2002 was $22.4 million, compared with $10.8 million in 2001. The increase was due primarily to an $11.6 million decrease in gross profit associated with the $25.5 million decrease in revenues in 2002, offset slightly by a decrease in operating expenses of $0.4 million in 2002.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations for the six quarters in the period ended June 30, 2004. The first table presents the information in dollars. The second presents the information as a percentage of revenue. You should read the following tables together with our consolidated financial statements and accompanying notes appearing at the end of this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. The tables include all normal recurring adjustments that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Our quarterly results of operations have varied in the past and are likely to continue to vary in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of future performance.

	Quarter Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
Revenue	$5,854	$7,114	$10,181	$9,303	$14,786	$19,839
Cost of revenue	5,565	6,169	8,672	6,111	11,054	13,266

Gross profit	289	945	1,509	3,192	3,732	6,573
Selling, general and administrative	2,599	2,694	2,715	2,437	3,037	3,476
Research and development	1,890	1,465	1,484	1,539	1,455	1,590
Special charges	—	—	—	—	—	369

Total operating expenses	4,489	4,159	4,199	3,976	4,492	5,435

(Loss) income from operations	(4,200)	(3,214)	(2,690)	(784)	(760)	1,138
Other expense, net	(145)	(76)	(188)	(296)	(293)	(446)

(Loss) income before income taxes	(4,345)	(3,290)	(2,878)	(1,080)	(1,052)	692
Provision for income taxes	—	36	—	76	—	2

Net (loss) income	$(4,345)	$(3,326)	$(2,878)	$(1,156)	$(1,052)	$690

	Quarter Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	95.1	86.7	85.2	65.7	74.8	66.9

Gross profit	4.9	13.3	14.8	34.3	25.2	33.1
Selling, general and administrative	44.4	37.9	26.6	26.2	20.5	17.5
Research and development	32.3	20.6	14.6	16.5	9.8	8.0
Special charges	—	—	—	—	—	1.9

Total operating expenses	76.7	58.5	41.2	42.7	30.3	27.4

(Loss) income from operations	(71.7)	(45.2)	(26.4)	(8.4)	(5.1)	5.7
Other expense, net	(2.5)	(1.1)	(1.8)	(3.2)	(2.0)	(2.2)

(Loss) income before income taxes	(74.2)	(46.3)	(28.2)	(11.6)	(7.1)	3.5
Provision for income taxes	0.0	0.5	0.0	0.8	0.0	0.0

Net (loss) income	(74.2)%	(46.8)%	(28.2)%	(12.4)%	(7.1)%	3.5%

Revenue. Revenue has increased in each quarter presented with the exception of the fourth quarter of 2003, during which revenue declined by $0.9 million. The increase has been driven by an increase in revenue from our GAMA and V3 product lines and an increase in our product enhancement and spare part sales, reflecting a general upturn in capital expenditures by our customers. The increase in the second quarter of 2004 also reflects revenue from our Goldfinger subsidiary. The decrease in the fourth quarter of 2003 was due primarily to the timing of system acceptances.

Cost of revenue and gross profit. Cost of revenue has decreased as a percentage of revenue in each quarter presented with the exception of the first quarter of 2004, during which cost of revenue increased to 76% of revenue. The overall decrease as a percentage of revenue primarily has been due to greater absorption of manufacturing overhead as our fixed costs are spread over a higher revenue base. The increase as a percentage of revenue in the first quarter of 2004 was due to higher than expected costs on the sale of two systems recognized in that period.

Selling, general and administrative expense. Selling, general and administrative expense, as a percentage of revenue, has decreased sequentially in each quarter presented. This primarily has been due to our increase in revenue.

Research and development expense. Our investment in research and development, in absolute dollars, has remained fairly constant in each quarter since March 31, 2003, as we continue our commitment to pursue new technology.

Liquidity and Capital Resources

Historically, we have required external capital to fund our working capital needs, satisfy our debt obligations, maintain our existing equipment and purchase new equipment. We have relied on capital contributions primarily from Sunrise Capital Partners, L.P. to fund our liquidity needs since our inception in 1999. As of June 30, 2004, we had cash and cash equivalents of $3.0 million and a working capital deficit of $8.8 million, compared with cash and cash equivalents of $0.3 million and a working capital deficit of $11.8 million as of December 31, 2003.

For the six months ended June 30, 2004, net cash used in operating activities was $4.5 million, primarily due to a decrease in deferred revenue of $13.7 million and a decrease in inventories of $7.4 million related to an increase in customer acceptances of systems during the period. For the year ended December 31, 2003, net cash generated by operating activities was $0.5 million, primarily attributable to the collection of accounts receivable and an increase in deferred revenue due to an increase in the number of systems awaiting customer acceptance, offset by a loss for the year of $11.7 million. For the year ended December 31, 2002, net cash used in operating activities was $15.9 million, primarily attributable to the 2002 net loss of $22.4 million offset partially by an increase in accounts payable associated with the timing of payments to vendors.

For the six months ended June 30, 2004, net cash used in investing activities was $0.6 million, primarily related to the purchase of measurement equipment for our applications lab and the payment of costs associated with the Goldfinger acquisition. For the year ended December 31, 2003, net cash used in investing activities was $0.5 million, primarily for the purchase of equipment for our applications lab and the purchase of computer hardware and software. For the year ended December 31, 2002, net cash used in investing activities was $0.7 million, primarily for the purchase of applications lab equipment offset partially by proceeds on the disposal of fixed assets.

For the six months ended June 30, 2004, net cash provided by financing activities was $7.7 million, consisting primarily of an increase in borrowings on our lines of credit of $4.8 million and proceeds from a term loan with ORIX Venture Finance LLC of $3.0 million. We used the increased borrowing on our lines of credit and the proceeds from the ORIX term loan to fund our operations. For the year ended December 31, 2003, net cash used in financing activities was $0.6 million, primarily to repay borrowing under our line of credit, offset by the release of restricted cash associated with a lease in Asia. For the year ended December 31, 2002, net cash provided by financing activities was $16.4 million, primarily from borrowing on the line of credit of $5.1 million, net proceeds from the issuance of limited liability membership units of $6.2 million and proceeds from the issuance of notes of $5.1 million.

Description of Indebtedness

Silicon Valley Bank Line of Credit. In February 2004, we entered into a one-year line of credit with Silicon Valley Bank. The line provides for borrowings up to $10.0 million and is secured by a lien on all of our assets. Payment of principal and interest is guaranteed by Sunrise Capital. The borrowing base on the line of credit is based on eligible accounts receivable and eligible inventory. Borrowings under the line of credit bear interest at the greater of 6% or Silicon Valley Bank’s prime rate plus 2%. As of June 30, 2004, outstanding borrowings under the line of credit were $8.8 million, bearing interest at a rate of 6%. In connection with the line of credit, we issued to Silicon Valley Bank warrants to purchase              shares of our common stock. In addition, we issued 5 million common membership units to Sunrise in exchange for its guarantee for the amounts outstanding under the line of credit. The values ascribed to the warrants, guarantee and related closing costs are being amortized over the life of the line. As of June 30, 2004, the unamortized amount was approximately $0.2 million. The line of credit prohibits us from paying cash dividends and requires us to maintain a minimum tangible net worth. We were not in compliance with the covenants contained in the Silicon Valley Bank line of credit at June 30, 2004, July 31, 2004 and August 31, 2004. We obtained a waiver for these covenant defaults. We plan to repay all amounts outstanding under this line of credit with a portion of the proceeds from this offering, although the line will remain available for future borrowings until its expiration in February 2005. Upon the closing of a subordinated debt or equity financing in excess of $20.0 million, Sunrise Capital’s guarantee of this line of credit will terminate. In September 2004, we signed an amendment to this line of credit, which adjusts the net worth covenant levels, removes our ability to borrow against domestic inventory after October 31, 2004 and requires all outstanding borrowings against domestic inventory to be repaid prior to November 1, 2004. In addition, the interest rate was adjusted to the greater of 6% or the bank’s prime rate plus 3.5%, subject to reduction to 2.5% if no event of default exists on November 1, 2004.

ORIX Term Loan. In April 2004, we entered into a Loan and Security Agreement with ORIX Venture Finance LLC under which we borrowed $3.0 million and issued to ORIX warrants to purchase              shares of our common stock. The loan is to be repaid in 33 equal monthly installments beginning in August 2004 and bears interest at a reference bank’s prime rate plus 5.5%, provided that the interest rate in effect in each month is not less than 9.5%. As of June 30, 2004, $3.0 was outstanding under the loan, bearing interest at a rate of 9.5%. The loan is secured by a lien on all of our assets. The value ascribed to the warrants we issued in connection with the loan and the related closing costs is being amortized over the life of the loan. As of June 30, 2004, the unamortized amount was approximately $0.5 million. We plan to repay this loan with a portion of the proceeds from this offering. We were not in compliance with the covenants contained in the ORIX loan agreement at June 30, 2004, and we anticipate that we may not be in compliance at September 30, 2004. We have obtained a waiver for our covenant default at June 30, 2004 as well as for our anticipated covenant default at September 30, 2004.

$2.9 Million Note Payable to Sunrise Capital. In March 2004, we issued a secured promissory note to Sunrise Capital in the principal amount of $2.9 million in connection with the consummation of the Goldfinger acquisition. The note bears interest at LIBOR plus an applicable margin. The initial margin rate for the first year is 1.5% and will increase every six months by 1% until all amounts are paid. As of June 30, 2004, the interest rate on the note was 2.7%. Interest is payable semi-annually in arrears beginning in September 2004. Principal is due and payable on March 2007 or earlier upon consummation of a liquidity event, which includes this offering. We plan to repay the note with a portion of the proceeds from this offering.

$7.6 Million Note Payable to Sunrise Capital. In September 2004, we issued a secured promissory note to Sunrise Capital in the principal amount of approximately $7.6 million. We used the proceeds from this note for working capital and to repay all amounts owing to Sunrise Capital under a short-term borrowing arrangement, to reimburse Sunrise Capital for certain expenses incurred on our behalf, to pay all accrued fees owing under a management agreement with Sunrise Advisors, LLC, the general partner of Sunrise Capital, and to pay a fee to terminate the management agreement and another agreement with Sunrise Advisors under which we agreed to pay Sunrise Advisors specified amounts in connection with certain change of control transactions. The note bears interest at a reference bank’s prime rate plus an applicable margin. The margin rate for the first six months is 6.5% and will increase by 1% every six months beginning on March 21, 2005 until all amounts are paid. At September 30, 2004, the interest rate was 11.25%. Interest is payable semi-annually in arrears beginning March 21, 2005. Interest accrued during the first year of the note is payable by adding the accrued interest to the principal amount outstanding. Thereafter, all accrued interest is payable in cash or, if requested by Sunrise Capital, by adding the accrued interest to the principal amount outstanding. Principal is due and payable in September 2007 or earlier upon consummation of a liquidity event, which includes this offering. We plan to repay the note with a portion of the proceeds from this offering.

Borrowing Arrangement with Sunrise Capital. In connection with our entering into the line of credit with Silicon Valley Bank in February 2004, we entered into an arrangement with Sunrise Capital pursuant to which we may borrow from time to time up to $0.75 million for working capital. Sunrise Capital may accept or reject our request to borrow under the arrangement. As of June 30, 2004, outstanding borrowings under the arrangement were $0.75 million. Borrowings under the arrangement bear interest at a rate of 10% and are subordinated to the Silicon Valley Bank line of credit and the ORIX term loan. A portion of the proceeds from the $7.6 million note described above was used to repay all amounts outstanding under this arrangement.

Contractual Obligations

The following table summarizes the timing of future cash payments due under certain contractual obligations as of June 30, 2004:

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
	(in thousands)
Debt obligations	$15,476	$10,470	$5,006	$—	$—
Capital leases	101	101	—	—	—
Operating leases	4,483	1,555	2,703	225	—

We intend to use a portion of the proceeds from this offering to repay the debt obligations set forth above.

In connection with the Goldfinger acquisition, we entered into a royalty agreement with Westar Capital II, LLC under which we agreed to make payments to Westar Capital for sales of certain Goldfinger products by us for five years, subject to certain setoffs and with an aggregate minimum royalty payment of $2 million for the first two years following the closing of the acquisition. The royalty percentage is 8% of certain Goldfinger product sales in the first year following the March 5, 2004 closing of the Goldfinger acquisition, 7% in the second year, 4% in the third year, 3% in the fourth year and 2% in the fifth year. We will make royalty payments, if any, semi-annually on January 31 and July 31 of each year. The above table does not include any payments under this agreement with Westar Capital.

Also as part of the Goldfinger acquisition, we assumed a license for the use of certain drying technology incorporated into our Goldfinger products. Under the agreement, we are required to make usage-based royalty payments. The above table does not include any contingent royalty payments under this license agreement.

Funding Requirements

Our future capital requirements will depend on many factors, including our sales growth, market acceptance of our existing and new systems, the amount and timing of our research and development expenditures, the timing of our introduction of new systems, expansion of our sales and marketing efforts, potential acquisitions, and working capital. We believe that our net proceeds from this offering, combined with our existing capital resources and cash that we expect to generate from operations will be sufficient to meet our capital and operating needs for the foreseeable future, including the next 12 months. However, our long-term financing requirements will depend significantly on our ability to maintain sales and to achieve profitability, and in the event of a downturn in our industry our ability to reduce our expenses. We may seek to raise additional capital, and we may need to raise additional capital or debt financing to complete any acquisition. There can be no assurance that additional equity or debt financing, if required, will be available on satisfactory terms, or at all.

In March 2004, we received a letter of support from Sunrise Capital confirming its ability and intent to financially support our operations through March 2005.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on the timing of expense recognition for any of our restructuring activities.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have an effect on our financial position, results of operations or cash flows.

In October 2002, the Emerging Issues Task Force issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses revenue recognition accounting for multiple revenue-generating activities. EITF 00-21 was effective for the quarter ended September 30, 2003. The adoption of the provisions of EITF 00-21 did not have an effect on our financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB 104, which updates the previously issued revenue recognition guidance in SAB 101, based on EITF 00-21 discussed above. If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 did not have an effect on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45, which requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The adoption of FIN 45 did not have a material impact on our results.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. Our only outstanding stock-based compensation relates to issuances of incentive units under the long-term incentive compensation plan. As payment under this plan is performance-based and performance has not been deemed probable, there is no compensation expense under the fair value method and the adoption of the disclosure provisions of this statement had no impact on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any variable interest entities prior to or after January 31, 2003. As such, we do not expect FIN 46 to have an impact on our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Our financial market risk includes risks associated with international operations and related foreign currencies. We anticipate that sales to customer sites located outside the United States will continue to account for a significant portion of our revenue. Our international sales are largely denominated in U.S. dollars and, therefore, not subject to material foreign currency exchange risk. We have not attempted to mitigate the impact of foreign currency fluctuations on the translation of our subsidiaries’ net assets and results of operations, nor do we enter into derivative financial instruments for speculative purposes.

Our financial market risk also includes risks associated with fluctuations in interest rates in connection with our debt obligations. As of June 30, 2004, we had $14.3 million of variable rate debt outstanding with a weighted average variable interest rate of 6.8%. An increase of 1% in the weighted average variable interest rate on our variable rate debt in the first six months of 2004 would have increased our net loss by $47,133 for the period. After the application of the net proceeds from this offering, we expect to have limited indebtedness for borrowed money. Therefore, our exposure to fluctuations in interest rates, at least in the short term, will be limited.

BUSINESS

Overview

We are a leading supplier of wet cleaning systems for the semiconductor industry. We design, manufacture, install and service advanced batch-immersion and single-wafer wet cleaning equipment used in the production of a diverse range of semiconductor and related devices, including integrated circuits, micro-electrical mechanical systems, or MEMS, and photomasks. Advances in semiconductor design and manufacturing are leading to increasingly small and more complex semiconductor devices. This trend presents a greater potential for contaminants to create critical defects in the devices, resulting in reduced manufacturing yields. In addition, new materials used in the fabrication of these advanced semiconductor and related devices are more fragile and can be damaged easily by contact with brushes, scrubbers and other types of cleaning elements. As manufacturers increase the size of the wafers on which the devices are made, the economic impact of yield-reducing contamination and damage rises significantly. Our wet cleaning systems provide our customers with the processes and advanced technology required to clean these devices. We believe that our customers are able to improve process results and increase yields by using our products, thereby positively impacting the return on their investment in manufacturing equipment.

Since January 2000, we have sold our products to 45 customers for installation at 65 fabrication sites worldwide. Our customers include integrated circuit manufacturers, such as Cypress Semiconductor Corp., National Semiconductor Corporation, Samsung Electronics Co. Ltd. and STMicroelectronics N.V.; foundries, or contract manufacturers, such as Chartered Semiconductor Manufacturing, Ltd. and Silterra Malaysia Sdn. Bhd.; and specialized wafer manufacturers targeting MEMS, the defense/aerospace industry and other specific markets, such as BAE Systems Aerospace, Inc., Hewlett-Packard Company and Honeywell, Inc.

Industry Background

The semiconductor capital equipment industry is driven by the needs of semiconductor device manufacturers either to add manufacturing capacity or to invest in advanced manufacturing capabilities that utilize technological innovations. Many widely used products, including computers, mobile phones, televisions, audio systems and automobiles, use semiconductor devices. Advances in semiconductor design and manufacturing are enabling the increased sophistication of these consumer and industrial products. Key advances impacting the semiconductor industry today include:

•	Smaller and more complex transistor and circuit feature sizes, or geometries. For example, in 2000, feature sizes of a majority of integrated circuits were 250nm to 350nm, while most integrated circuits manufactured today have geometries of 130nm to 180nm, and advanced devices are migrating towards geometries of 90nm or smaller. Devices with smaller geometries generally achieve a higher level of performance than those with larger feature sizes.

•	The introduction of new materials used in the manufacturing process, such as copper, which is replacing aluminum as the circuit material of choice for many advanced semiconductor devices, and high-performance insulating materials, known as low-k dielectrics. These materials improve the key electrical properties that become compromised as feature sizes become smaller.

•	The migration from 200mm, or 8-inch, diameter wafers to 300mm, or 12-inch, wafers, driven by the desire of semiconductor makers to achieve greater manufacturing economies.

Each of these innovations creates opportunities and challenges for manufacturers of semiconductor capital equipment.

According to a July 2004 report published by Gartner Dataquest, an independent semiconductor research firm, the size of the semiconductor capital equipment market in 2003 was $22.8 billion. Gartner forecasts revenue of $41.1 billion in 2006, representing a 21.7% compound annual growth rate from 2003 to 2006. Our products serve the wet cleaning segment of the semiconductor capital equipment market. Gartner estimates that in 2003 the total addressable market for wet cleaning equipment was $966 million, and it forecasts this market will grow to $1.7 billion in 2006, representing a 20.5% compound annual growth rate from 2003 to 2006.

Wet Cleaning in Semiconductor Device Manufacturing

The process of fabricating wafers into integrated circuits or other semiconductor-related devices frequently entails several hundred steps. Before and after many steps of the production process, the wafer must be cleaned to remove various contaminants using liquid chemistries, a process known as wet cleaning. In the most advanced manufacturing processes, the wafer may be cleaned up to 100 times. The fabrication process begins with the formation of transistors on a silicon wafer whose surface has been modified, or doped, to achieve desired characteristics. This portion of the process is referred to as front-end-of-line, or FEOL. The individual transistors are then interconnected via insulated microscopic circuitry formed from the deposition and etching of a series of metal layers. This portion of the process is known as back-end-of-line, or BEOL. The wafers are then sealed with a protective layer, electrically tested and diced into individual devices.

As integrated circuits have become more complex and circuit geometries have become smaller, the reduction of organic, metal and particle contamination on the wafer has become an increasingly critical factor in semiconductor device manufacturing. These contaminants can destroy individual circuits, particularly if the size of the contaminant particle is larger than the geometry of the integrated circuitry, and must be removed prior to the application of subsequent layers on the wafer. Contaminants also can degrade device performance if they are diffused into the wafer during other manufacturing processes.

The following diagram illustrates the major cleaning and other process steps in semiconductor device manufacturing.

Pre-Epi Clean. An initial layer must be deposited on the wafer before the first microelectronic circuit is formed. This initial layer is applied by means of an epitaxial process, which applies heated gases to the wafer surface. The wafer surface must be cleaned prior to the epitaxial step, which is referred to as a pre-epi clean.

FEOL Clean. The wafer surface must be cleaned and prepared before each layer of an integrated circuit is deposited on the wafer surface during the FEOL process. An advanced integrated circuit may have as many as 25 layers and, therefore, require at least 25 FEOL cleaning operations. Some layers contain features that are smaller and more fragile and, therefore, more susceptible to damage during the cleaning process. The cleaning operation for these layers is sometimes referred to as FEOL sensitive clean. Cleaning of the other layers is referred to as FEOL non-sensitive clean.

BEOL Clean. The wafer surface must be cleaned between each of the BEOL deposition and etching steps. Three to five BEOL cleaning steps are typically required during the manufacturing process.

Both FEOL and BEOL processes include the following steps:

Post-Deposition Clean. During both the FEOL and BEOL manufacturing processes, thin films of various types of materials are deposited on the wafer surface. After a film has been applied to the wafer, particles must be removed from the wafer surface prior to covering the film with a light sensitive material, called photoresist.

Photomask Clean. The integrated circuit is created through a photolithographic process in which light is projected onto the wafer through a photomask that contains the circuit pattern. The photomask is a quartz plate that must be cleaned periodically to ensure that a clear image is transferred onto the wafer surface.

Wet Etch. After the circuit pattern has been projected onto the wafer, the unexposed photoresist and underlying film are removed, leaving behind the desired circuit pattern. Although most etching process steps currently utilize dry, or plasma gas, etch technology, some etching involves a wet process.

Post-Ash Clean. Once the wafer surface has been etched to create the desired circuit pattern, the remaining areas of photoresist must be stripped off the wafer, typically using a dry chemical process, known as ashing. After ashing, the wafer is wet cleaned.

Reclaim. During various steps of the integrated circuit manufacturing process, test wafers are used to ensure the production equipment is operating properly before real production wafers are placed in the machine. Hundreds of these test wafers may be used each day, and a wet process is used to clean these test wafers so that they can be used repeatedly.

The Wet Cleaning Market and Technology

Wet cleaning is achieved by using liquid chemistries in batch or single-wafer cleaning systems. Batch cleaning typically employs automated wet benches and has been the dominant cleaning method because of the throughput advantages of processing multiple wafers simultaneously. However, as integrated circuit geometries continue to become smaller, single-wafer technology is becoming increasingly important for certain applications and process steps because of its ability to control more precisely the delivery of application-specific chemistries on a wafer-by-wafer basis.

The three primary methods for wet cleaning wafers are batch-immersion, single-wafer and batch-spray.

Batch-Immersion. Typical batch-immersion systems, or wet benches, place 25 to 50 wafers into a series of liquid-filled tanks containing either chemical cleaning agents or de-ionized water for rinsing off the chemicals. Robots move the trays containing the wafer batches from tank to tank. Batch-immersion systems are typically used in higher throughput processes. Gartner expects batch-immersion to remain the largest segment of the wet cleaning market for the foreseeable future.

Single-Wafer. According to Gartner, single-wafer cleaning is the fastest growing segment of the wet cleaning market. In a typical single-wafer cleaning system, a robot loads one wafer at a time into a chamber where it is spun at 50 to 150 rpm. While the wafer is spinning, chemical cleaning agents or de-ionized water is applied to the front or backside of the wafer. Benefits of single-wafer cleaning include:

•	short cycle times of one to three minutes per wafer as compared to 30 to 60 minutes for some batch cleaning methods;

•	superior cleaning performance for certain process steps at smaller geometries; and

•	the ability to isolate the back of the wafer from the front to avoid cross-contamination.

Batch-Spray. In batch-spray systems, chemical cleaning agents or de-ionized water is sprayed into a sealed chamber containing 50 to 100 wafers. The wafers are rotated at a high rate of speed to distribute the liquid across the wafers. With integrated circuit geometries becoming smaller, the batch-spray market has declined as a percentage of the overall wet cleaning market because of this method’s limited ability to remove defects or particles trapped in small device features.

The following table illustrates how smaller geometries are impacting the choice of wet cleaning systems typically utilized in the semiconductor device manufacturing process:

Integrated Circuit Cleaning Process Step	>130nm Geometry	<130 nm Geometry
Pre-Epi Clean	Batch-Spray	Batch-Immersion
FEOL Clean—Sensitive	Batch-Immersion	Single-Wafer
FEOL Clean—Non-Sensitive	Batch-Immersion	Batch-Immersion
BEOL Clean	Batch-Spray	Single-Wafer
Post-Deposition Clean	Single-Wafer	Single-Wafer
Photomask Clean	Batch-Immersion	Batch-Immersion
Wet Etch	Batch-Immersion	Batch-Immersion
Post-Ash Clean	Batch-Spray	Batch-Spray
Reclaim	Batch-Immersion	Batch-Immersion

In July 2004, Gartner reported that batch-immersion comprised 70% of the wet cleaning market in 2003 and that it expects batch-immersion to grow at a compound annual growth rate of 18.8% from 2003 to 2006, increasing from $673 million to $1.1 billion. Gartner also forecast that single-wafer cleaning, which comprised 21.3% of the wet cleaning market in 2003, will grow at a compound annual growth rate of 24.4% during the same period, increasing from $206 million to $395 million.

Trends Impacting the Wet Cleaning Market

Wafer cleaning, particularly particle removal from key device features, is an increasingly critical aspect of semiconductor fabrication, primarily due to the following trends:

Decreasing size and rising complexity of semiconductor devices. Semiconductor devices are increasingly characterized by smaller geometries, an increasing number of transistors and metal layers and the use of new materials such as copper and low-k dielectrics. As features become smaller and circuit designs become more complex, smaller particles and contaminants can create critical yield problems. Moreover, new materials react differently to the cleaning processes and chemistries, and can be damaged more easily. These advances demand more frequent, sensitive and higher quality cleaning.

Increasing desire for complete wet cleaning solutions. In order to achieve the cleaning results required in the production of more advanced semiconductor devices, manufacturers need to utilize both batch and single-wafer systems, depending on the process step. We believe that customers increasingly value the ability to work with a single vendor to develop the cleaning solutions that they need across multiple process steps. This interest places a challenge on vendors of wet cleaning equipment to provide both a broader line of products as well as products that are flexible enough to address multiple applications.

Customer focus on return on investment. Advances in process technology are driving dramatic increases in the capital cost of making semiconductor devices. As a result, we believe that manufacturers are increasingly sensitive to their return on investment in new equipment, causing them to focus more closely on how their equipment purchases impact device yield and on-going costs of operation. Because cleaning is an integral and frequently repeated part of the manufacturing process, it is a principal area of focus for many semiconductor device manufacturers seeking to enhance their return on investment.

Accelerating production of 300-millimeter wafers. To achieve further economies, the semiconductor industry has begun migrating to 300mm wafers from the prevalent 200mm size. Since many more devices can be manufactured on a 300mm wafer, the value of each wafer rises significantly. This has led many integrated circuit manufacturers to replace batch systems with single-wafer systems for certain process steps to achieve greater accuracy and process control. In addition, most 300mm wafer processing cannot be performed on previous generations of cleaning equipment, necessitating the development of new systems that can meet the more demanding requirements for throughput and yield while, preferably, not taking up additional manufacturing floor space.

The Akrion Solution

Our batch-immersion and single-wafer wet cleaning systems enable our customers to manufacture advanced semiconductor devices with desirable process results and return on investment. We offer our customers:

Leading process expertise. Since January 2000, we have designed, manufactured and installed more than 240 wet cleaning systems, and we have developed patented technologies and process know-how that enable us to provide our customers with solutions that meet their wet cleaning needs. Much of our intellectual property and proprietary design expertise focuses on solving the cleaning problems associated with shrinking geometries, the use of new materials and increasingly complex circuit designs.

A broad range of wet cleaning solutions. We believe that semiconductor manufacturers are seeking to apply selectively the relative benefits of batch-immersion and single-wafer processes. We have, therefore, developed or acquired products and technology to address a broad range of batch-immersion and single-wafer cleaning applications. Our products offer enabling solutions in both FEOL and BEOL applications, thereby allowing our customers to work with a single vendor to meet most of their wet cleaning requirements.

Flexible product design. Because semiconductor capital equipment is expensive and manufacturing processes change over time, we believe that semiconductor device manufacturers value the ability to modify the configuration and functionality of their manufacturing equipment. We have designed our batch-immersion and single-wafer systems so they can be modified quickly to meet a customer’s cleaning requirements without replacing the entire system. This flexibility helps our customers delay equipment obsolescence and provides them with economical upgrade paths.

Higher return on investment. Our products deliver productivity and cost of ownership benefits that address our customers’ demand for higher return on investment. We believe that our solutions achieve these results by:

•	improving device yield with our enabling technologies;

•	increasing throughput and reducing process cycle times;

•	providing small footprint solutions;

•	reducing consumables costs through efficient use of cleaning agents;

•	decreasing disposal costs by using environmentally friendly dilute chemistries and ultra-pure water in place of concentrated chemicals for certain process steps; and

•	offering a range of capacity and pricing options in our products that enable customers to balance capacity requirements and capital outlays.

Highly reliable systems. The high reliability of our wet cleaning systems provides our customers with lower maintenance costs and increased uptime. We believe that the reliability of our wet cleaning solutions drives customer satisfaction and market share gains. Our commitment to delivering reliable products is evidenced by, among other things, the fact that we were one of the first manufacturers of wet cleaning systems to earn ISO9001:2000 certification.

300mm conversion capability. Our batch-immersion systems can clean 200mm and 300mm wafers at the same time, providing an economical solution to those integrated circuit manufacturers that are planning to migrate from 200mm to 300mm production. Similarly, our single-wafer platform provides our customers with the ability to convert from 200mm to 300mm processing in less than three hours, which also makes our single-wafer solution economical for those customers that plan to migrate to 300mm wafer manufacturing.

Our Strategy

Our objective is to be the leading supplier of wet cleaning systems. Key elements of our strategy to achieve this objective include:

Maintain batch-immersion and single-wafer process and technology leadership. Our wafer processing systems use proprietary technologies that can be applied to both batch-immersion and single-wafer cleaning platforms. For example, our patented non-contact megasonics single-wafer technology utilizes acoustical energy rather than potentially damaging mechanical scrubbers to clean the wafer surface. We believe that this technology enables our Goldfinger product to clean integrated circuits with geometries as small as 65nm without degrading device performance, and one of our customers is currently evaluating our Goldfinger product to qualify it at 65nm. We plan to continue to use our proprietary technology to build market share, and we intend to continue to invest in the development of other innovative solutions designed to deliver improved results for our customers.

Focus on customer service and support. We are committed to providing our customers with superior service and support. Our 15 process engineers and 38 service personnel are focused on helping our customers increase the return on their investment. We believe that our level of responsiveness and willingness to address customer concerns is an important part of our success as it both enables us to make repeat sales to the same customer and enhances our ability to gain new customers.

Produce high-quality, reliable products. We focus on building reliable products that offer our customers low total cost of ownership, including low cost of maintenance. According to data provided by some of our customers, our batch-immersion systems perform at a high level in key reliability metrics, such as mean time between failure. We expect to continue to invest in improving our manufacturing and product quality to deliver greater reliability and, thereby, greater value to our customers.

Target diverse sources of revenue. We have pursued a wide range of market segments in which we believe customers are focused on yield, technology and other performance factors in choosing their wet cleaning equipment. Our systems are currently used at over 60 customer sites, serving a variety of market segments, such as microprocessors, memory chips, MEMS, photomasks, automotive microelectronics, wireless components and defense/aerospace. We believe that this market diversification gives us greater revenue stability and less cyclicality compared to the semiconductor equipment industry in general. We expect to continue serving such diverse markets and to find additional sources of revenue in new market segments that leverage our core process expertise and intellectual property.

Continue to reduce our manufacturing costs. We have implemented a series of initiatives to improve our operations, including the use of manufacturing subcontractors. As a result, we have significantly reduced the labor hours and lead-times required to manufacture our products. We expect to continue implementing changes, including accelerating our outsourcing program, to reduce the production cost of our products and improve our results of operations.

Our Products

We offer a full line of batch-immersion and single-wafer wet cleaning systems.

Batch-immersion:

GAMA Series. GAMA is an automated batch-immersion system used to clean, etch and strip a wide variety of materials used in the integrated circuit manufacturing process. GAMA consists of an interconnected series of chemical and rinse process modules, each programmed to apply specific chemicals and, when appropriate, megasonic energy to the wafer surface in order to remove particles and other contaminants, etch deposited layers or strip photoresist from the wafer. Proprietary software controls the concentration and temperature of the chemicals used in each module as well as the robotic arm that moves the wafer batch trays from module to module. GAMA systems can be configured to process 100mm, 125mm, 150mm, 200mm or 300mm wafers.

GAMA’s modular design allows the system to be readily modified to meet customer specifications and provides flexibility in reconfiguring or expanding the system as process requirements change. For example, a GAMA system can be installed at a customer’s manufacturing facility with a specific configuration and later be modified by replacing or changing particular modules rather than replacing the entire system. In addition to conventional configurations in which chemical and rinse steps are performed in separate modules, we offer an in-situ capability, in which the chemical and rinse steps are combined in one module. This technology provides a batch-immersion solution with a reduced footprint.

V3. V3 is a small batch-immersion system used for cleaning integrated circuits and other electronic substrates. V3 provides a solution for specialty, low-volume processing where a large-scale system is not required and where lower price and smaller footprint are relatively more important to the customer.

ClearIQ. ClearIQ is a tool specifically designed to clean binary, phase-shift and extreme ultra-violet, or EUV, photomasks. ClearIQ utilizes a batch-immersion technology to clean binary/phase-shift masks and a dry-cleaning technology to clean EUV masks. The traditional methods of cleaning photomasks can cause significant degradation of the critical characteristics of advanced photomasks. As a result, photomasks generally can only be cleaned two to four times using such methods before they are unable to meet production specifications and, therefore, must be discarded and replaced. ClearIQ uses a non-contact approach to remove particles from the photomask while maintaining the photomask’s required performance characteristics, thereby extending the life span of the photomask.

Single-wafer:

Goldfinger. Goldfinger is a non-contact, single-wafer cleaning system utilizing patented megasonics technology and proprietary drying technology to provide integrated circuit cleaning at device geometries of 130nm and below. As device geometries become smaller, it becomes more difficult for traditional batch cleaning methods to remove particles from the narrow, deep trenches, called vias, that form the circuitry patterns on the wafer. Goldfinger’s megasonics technology is designed to penetrate and clean these recessed vias. Megasonics technology transmits high-frequency sound waves into the process liquid that envelops the wafer. The sound waves create an effect called micro-cavitation in which tiny collapsing bubbles are formed, creating localized mechanical energy sufficient to dislodge particles from the integrated circuit.

We offer product configurations with two or four single-wafer process chambers designed to meet various production, process and throughput requirements. For many applications, Goldfinger is able to utilize de-ionized water or dilute chemistries instead of concentrated chemical baths prevalent in many batch applications. This capability helps to protect against environmental contamination and reduces chemical disposal costs.

Other products and services:

In addition to the integrated cleaning systems described above, we also sell spin-rinse dryers, megasonics components, spare parts, product enhancements and worldwide support services to our customers.

Product Summary

Batch immersion:

GAMA

•      Used in pre-epi, post-deposition, post-ash, wet etch and reclaim process steps

•      Patented batch-immersion megasonics cleaning technology

•      Modular construction for ease of upgrade in the field

•      2 to 15 tanks per unit

•      High throughput product—up to 200 to 250 wafers per hour

•      In-situ—chemical and rinse steps in one module

•      Processes batches of 25 to 50 wafers

•      In-line chemical concentration control

•      150mm to 200mm or 200mm to 300mm bridge capability

V3

•      Used in pre-epi, post-deposition, post-ash, wet etch and reclaim process steps

•      Patented batch-immersion megasonics cleaning technology

•      Modular construction for ease of upgrade in the field

•      2 or 3 tanks per unit

•      Throughput—50 to 150 wafers per hour

•      In-situ—chemical and rinse steps in one module

•      Processes batches of 25 to 50 wafers

•      Small footprint—36” to 60” in width

ClearIQ

•      Used in photomask cleaning

•      Batch-immersion and single wafer technology

•      Processes batches of 1 to 8 photomasks

•      Modular construction for ease of upgrade in the field

•      Binary, phase shift and EUV photomask cleaning

•      Patented batch-immersion megasonics cleaning technology

•      Minimal phase shift loss per cleaning

•      Combines wet-cleaning and dry-cleaning in one system

Single-wafer:

Goldfinger	• Used in post-ash and post-deposition process steps • Patented single-wafer megasonics cleaning technology • Proprietary drying technology

•      Modular construction for ease of upgrade in the field

•      Two chamber configuration—Mach2

•      Four chamber configuration—Mach2HP

•      Typical throughput—50 to 160 wafers per hour

•      Small single-wafer system footprint

•      150mm, 200mm and 300mm compatible

Customers

We have a global and diverse customer base covering most major areas of semiconductor manufacturing. We have focused on expanding our customer base in order to reduce our dependence on any single customer. Since January 2000, we have sold our products to 45 customers for installation at 65 fabrication sites worldwide and have diversified into markets such as MEMS, automotive and defense/aerospace.

The following is a representative list of our customers:

•      Analog Devices, Inc.

•      BAE Systems Aerospace, Inc.

•      Chartered Semiconductor Manufacturing, Ltd.

•      Cypress Semiconductor Corp.

•      Fairchild Semiconductor International, Inc.

•      Hewlett-Packard Company

•      Honeywell, Inc.

• Micron Semiconductor, Inc. • National Semiconductor Corporation • Philips Semiconductor • Samsung Electronics Co. Ltd. • Silterra Malaysia Sdn. Bhd. • STMicroelectronics N.V.

Sales to a relatively small number of customers have typically accounted for a significant portion of our revenue. Our five largest customers, based on sales, accounted for 66% of our revenue in the first six months of 2004, 75% in 2003, 59% in 2002 and 38% in 2001. Sales to Hewlett-Packard Company accounted for 40% of our revenue in the first six months of 2004. Sales to Hewlett-Packard Company, BAE Systems Aerospace, Inc. and Agere Systems Inc. accounted for 27%, 17% and 16% of our revenue, respectively, in 2003. We have experienced and expect to continue experiencing variations in our customer mix and customer concentration. The timing of an order for our products is primarily dependent upon a customer’s expansion program, replacement needs or yield or productivity enhancement requirements. Consequently, a customer that places significant orders with us in one period may not place significant orders in subsequent periods.

Revenue from sales to customer sites located outside the United States, primarily in Asia, accounted for 26% of our revenue in the first six months of 2004, 25% in 2003, 42% in 2002 and 55% in 2001. We anticipate that sales to international customers will continue to represent a significant percentage of our revenue.

Sales and Support

We sell our products through our direct sales force of 11 employees and seven independent sales organizations. Of these, four employees and three independent sales organizations cover territories in the United States, and the remainder cover territories outside the United States. We also maintain sales and support offices in China, Singapore, South Korea and Taiwan. In addition, we have 15 process engineers and 38 service personnel located throughout the United States, Europe and Asia to provide technical sales and installation support, warranty service, maintenance and other services to our global customer base.

We typically provide our customers with comprehensive support before, during and after delivery of our products. For example, to facilitate the integration of our systems into our customers’ operations and to provide long-term support, we may assign dedicated on-site personnel to selected customers. Our customer support organization also offers an array of on-call service and training programs.

We make our sales through purchase orders rather than any type of continuing supply arrangements that would obligate a customer to continue purchasing products or services from us. We typically provide a one-year parts and labor warranty on our products. After the warranty period, we offer our customers continuing service and support options.

Backlog

We schedule production of our systems based on order backlog. As of June 30, 2004, we had a backlog of $19 million. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the next twelve months. Orders may be subject to cancellation or delay by the customer. We recognize revenue when a customer accepts a system, not when the system is shipped. Because of new orders, possible changes in delivery schedules or cancellations of orders, our backlog at any particular date is not necessarily representative of actual revenue that we will recognize in any succeeding period.

Research and Development

The market for semiconductor manufacturing equipment is characterized by technological change and product innovation. We believe that continued and timely investment in developing new products and enhancements to existing products is necessary to maintain our position within the wet cleaning equipment industry. Accordingly, we are committed to active research and development programs, and we regularly consult with our customers and with industry observers so that our technology roadmap takes into account changing industry requirements.

As of June 30, 2004, our engineering organization consisted of 15 process engineers and 43 additional engineers with backgrounds in chemistry, software development and mechanical, chemical or systems engineering. Our development activity takes place at our headquarters in Allentown, Pennsylvania, and our research and development facility in Santa Ana, California. Each facility has an applications lab equipped with wafer processing and analytical tools.

Some of our most successful products are a direct result of collaboration with key customers and technology providers. We believe that working closely with customers and technology providers during early product development significantly enhances our ability to produce products that will meet our customers’ needs and be successful in the marketplace. We have collaborated in this way with key customers as well as technology providers such as Air Products and Chemicals, Inc., ATMI, Inc., IMEC, Kanto Chemical Company, Inc. and Lehigh University.

Competition

The semiconductor capital equipment industry is highly competitive. We believe that the principal competitive factors in the industry are the quality, performance, reliability, price and operating cost of the equipment. The wet cleaning market is more fragmented than many other segments of the semiconductor equipment industry, in which the top two or three participants may have a dominant market share. While many semiconductor capital equipment manufacturers do not currently compete against us in the wet cleaning market, a number of them do have the financial resources and customer relationships necessary to enter this market segment and compete against us in the future.

Semiconductor manufacturers must make a substantial capital investment to install and integrate new equipment into a production line. As a result, once a semiconductor manufacturer has selected a particular supplier’s products, the manufacturer often relies, for a significant period of time, upon that supplier’s equipment for the specific application and may attempt to consolidate some of its other equipment requirements with the same supplier. Accordingly, once a manufacturer has selected a particular supplier’s products, it may be difficult to convince that manufacturer to switch to another equipment vendor.

We face substantial competition in each of the markets we serve. Our primary competitors for batch-immersion and single-wafer systems include DaiNippon Screen Manufacturing Co., Ltd., Semiconductor Equipment Services Corporation, Solid State Equipment Corporation, Inc. and SEZ, Inc. Some of our competitors have greater financial and other resources, broader product offerings and larger installed customer bases than we do.

As a result of the increasingly demanding technology challenges placed on equipment suppliers by their customers as well as the resources and infrastructure required to support and service customers worldwide, we believe the wet cleaning market is likely to undergo significant consolidation over time.

Intellectual Property

As of August 31, 2004, we held 39 U.S. patents covering various aspects of our products and processes. These patents expire between 2007 and 2022. We also have 28 U.S. patent applications pending and expect to continue to file patent applications when appropriate to protect our proprietary technologies. We have nine foreign patents, which expire in 2024, and 26 foreign patent applications pending. In addition to our patented intellectual property, we possess other proprietary intellectual property, including know-how, trade secrets, trademarks and copyrights. We also attempt to protect our proprietary information through non-disclosure agreements with customers, suppliers and key employees. We cannot assure you that patents will be issued from pending or future applications, that existing and future patents will not be challenged, circumvented, invalidated or held to be unenforceable, or that our trade secrets will be sufficient to protect certain of our intellectual property.

In addition, the laws of some foreign countries do not provide protection for our proprietary technology to the same extent as the laws of the United States. Moreover, other companies could develop similar or superior technology without violating our proprietary rights.

In the semiconductor industry, it is not unusual to make inquiries or receive notices about possible infringement of patents or other intellectual property rights. We intend to evaluate alternative strategies to maximize the value of our current and future intellectual property portfolio. Such strategies could potentially involve our seeking to license patents and other proprietary information to third parties and, to the extent we deem it advisable, initiate actions to limit possible infringement of our intellectual property.

Currently, we pay a usage-based fee for the use of certain drying technology when we incorporate it into our Goldfinger products. The license covering this technology extends for the life of the patent underlying the technology and may be terminated by either party only upon a breach by the other party.

Manufacturing

Our manufacturing operations are based in Allentown, Pennsylvania, and Santa Ana, California. We have obtained ISO9001:2000 certification for our Allentown facility. ISO9001 standards are an international consensus on effective management practices with the goal of ensuring that a company can consistently deliver its products and related services in a manner that meets or exceeds customer quality requirements. ISO9001 standards set forth the requirements that a manufacturer’s quality systems must meet to achieve a high standard of quality. As an ISO9001-certified manufacturer, we can represent to our customers that we maintain high-quality industry standards in the education of our employees and the design and manufacture of our products.

Our manufacturing operations primarily consist of procurement, assembly, test, quality assurance and manufacturing engineering. We have adopted an outsourcing strategy for the manufacture of components and major subassemblies. We currently use approximately ten different sub-contracting companies to produce our subassemblies. To reduce risk to our production flow, we have alternative suppliers for most of the components or subassemblies. However, we obtain some of our components from a sole supplier or a limited group of suppliers.

We generally acquire these components on a purchase order basis and not under long-term supply contracts. Historically, we have not experienced any significant delays in product delivery due to an inability to obtain components, but as our business grows, our inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture such components internally could delay our ability obtain new business or ship our systems and could have a material adverse effect on our business or our results of operations.

We are subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our sales demonstrations and research and development. Public attention has increasingly been focused on the environmental impact of operations which use hazardous materials. Failure to comply with present or future regulations could result in substantial liability to us and adversely affect our business or our results of operations. Our Allentown facility is also ISO14001 certified. ISO14001 standards set forth the requirements that a manufacturer’s environmental management systems must meet to achieve a high standard of quality.

Facilities

Our corporate headquarters, applications lab and principal design and manufacturing facilities occupy approximately 69,400 square feet of a building leased in Allentown, Pennsylvania. For our single-wafer product division and applications lab, we lease 25,000 square feet of a building in Santa Ana, California. The lease for the Allentown facility expires in 2008, and the lease for the Santa Ana facility expires in January 2005.

Employees

As of August 31, 2004, we had 243 employees worldwide, consisting of 215 employees in the United States, six in Europe and 22 in Asia. Our future success will largely depend on our ability to attract, retain and motivate highly qualified technical and management personnel. None of our employees is covered by a collective bargaining arrangement, and we believe our employee relations are good.

Legal Proceedings

We are not involved in any litigation that could reasonably be expected to have a material adverse effect on our business or results of operations. However, we may become subject to lawsuits from time to time in the ordinary course of our business, and any such lawsuit could harm our business or results of operations.

MANAGEMENT

For purposes of disclosing certain information about our directors in the “Management” section of this prospectus, we consider service as a member of our predecessor limited liability company’s management committee to constitute service on our board of directors.

Executive Officers and Directors

Our executive officers and directors and their ages as of August 31, 2004 are as follows:

Name	Age	Position
James S. Molinaro	42	President, Chief Executive Officer and Director
Dennis J. Fiore	53	Executive Vice President and Chief Financial Officer
Richard E. Novak	59	Vice President, Advanced Technology and Chief Technology Officer
Joseph A. Miceli	52	Vice President, Operations
Alan E. Walter	51	Vice President, Business Development
David A. Preiser	47	Chairman of the Board of Directors
Eugene W. Bernosky	46	Director
John W. Clark	59	Director
Joseph A. Julian, Jr.	37	Director
Peter Kirlin	43	Director
Robert Wickey	49	Director

James S. Molinaro has been our President since February 2002. In July 2004, he was appointed to the newly created position of Chief Executive Officer and elected to our board of directors. From October 1999 until February 2002, Mr. Molinaro served as our Vice President of Worldwide Sales, Service and Marketing. Prior to joining us, Mr. Molinaro was a co-founder and an executive officer of SubMicron Systems Corporation from its inception in 1988. Mr. Molinaro holds a Bachelor of Science degree in Mechanical Engineering/Robotics from Pennsylvania State University.

Dennis J. Fiore has been our Chief Financial Officer since our formation in October 1999. In July 2004, Mr. Fiore was also named an Executive Vice President. Prior to joining us, in 1998 Mr. Fiore served as Vice President, Finance and Chief Financial Officer of Sybron Chemicals Inc., an international specialty chemical company. From 1994 until 1998, Mr. Fiore served as Vice President and Chief Financial Officer of InterMetro Industries, Inc., a manufacturer of cleanroom-compatible storage equipment. Between 1978 and 1994, Mr. Fiore held a number of positions within Honeywell, Inc.’s industrial controls group and at Chemical Leaman Corporation, a chemical transportation company. Mr. Fiore holds a Bachelor of Arts degree in Liberal Arts from La Salle University and a Masters in Business Administration from Rutgers University.

Richard E. Novak, Ph.D. has been our Vice President, Advanced Technology and Chief Technology Officer since October 1999. Prior to joining us, Dr. Novak served as Vice President, Advanced Technology and Chief Technology Officer of SubMicron Systems, and prior to that he served as Chief Technologist at FSI International, Inc., a semiconductor equipment manufacturer. Dr. Novak’s experience also includes 10 years at RCA Laboratories and five years at Honeywell, Inc.’s Corporate Technology Center and Solid State Development Center. Dr. Novak holds a Bachelor of Science degree and a Ph.D. in Ceramic Engineering from the University of Illinois.

Joseph A. Miceli has been our Vice President, Operations since February 2004. From October 1999 until February 2004, Mr. Miceli served as our Controller. Prior to joining us in 1999, Mr. Miceli held various financial and general management positions, including that of Vice President, Worldwide Distribution, over a period of 19 years while employed by Ingersoll Rand Co. Mr. Miceli holds a Bachelor of Science degree in Business Management from Indiana University of Pennsylvania.

Alan E. Walter has been our Vice President, Business Development since April 2004. From March 2003 until April 2004, Mr. Walter served as Director of Intellectual Property of SCP Global Technologies, Inc., a manufacturer of wafer surface preparation equipment. From January 2001 until March 2003, Mr. Walter served as Site General Manager and Interim President—Wet Division of Mattson Technologies, Inc., a supplier of semiconductor wafer processing equipment. Prior to joining Mattson, Mr. Walter co-founded CFM Technologies, Inc., a manufacturer of advanced wet processing equipment, in 1984. Mr. Walter was an executive officer in various positions at CFM from 1984 until December 2000. Mr. Walter holds a Bachelor of Science degree in Chemical Engineering from the University of Delaware.

David A. Preiser has served as a director since 1999 and as our Chairman of the board of directors since 2001. Mr. Preiser has been the Managing Partner of Sunrise Capital Partners, L.P., a private equity fund affiliated with Houlihan Lokey Howard & Zukin, Inc., an investment banking firm, since the inception of the fund in December 1998. Since December 2001, Mr. Preiser has also been a Senior Managing Director of Houlihan Lokey and a member of its board of directors. From January 1993 to December 2001, Mr. Preiser was a Managing Director of Houlihan Lokey. Mr. Preiser is a director of Jos. A. Bank Clothiers, Inc., NVR, Inc. and Tremisis Energy Acquisition Corporation. Mr. Preiser holds a Bachelor of Arts degree in Economics from the University of Virginia and a Juris Doctor from Columbia University.

Eugene W. Bernosky has been a director since 1999. Mr. Bernosky has been a Partner of SiVal Advisors, LLC, an investment banking firm, since he co-founded it in April 2002. From July 2000 until March 2002, Mr. Bernosky was the Chief Executive Officer of Grey Zone Inc., a developer of extranet software platforms. From January 1996 until July 2000, Mr. Bernosky was a member of South Valley Advisors, L.L.C., an investment banking firm, and from 1989 through December 1995 he was the Chief Executive Officer of Applied Chemical Solutions Inc., a provider of high-purity chemical generation and delivery systems to the semiconductor industry. Mr. Bernosky holds a Bachelor of Science degree in Mechanical Engineering from the University of Delaware and a Masters in Business Administration from Wilmington College.

John W. Clark has been a director since May 2004. Mr. Clark has been the Managing Member of Westar Capital LLC, a private equity investment company, since 1995. From 1990 to May 1995, Mr. Clark was a private investor. Prior to 1990, Mr. Clark was President of Valentec International Corporation, a producer of metal and electronic components for military and commercial products. Mr. Clark was a director of Verteq, Inc. prior to our purchase of Verteq’s assets in March 2004. Mr. Clark is a director of Amerigon Incorporated and Doskocil Manufacturing Company, Inc. Mr. Clark holds a Bachelor of Science degree from the University of Southern California.

Joseph A. Julian, Jr. has been a director since 1999. Mr. Julian has been a Principal of Sunrise Capital Partners, L.P. since the inception of the fund in December 1998. Since January 2000, Mr. Julian has also been a Director of Houlihan Lokey. From 1998 until January 2000, Mr. Julian was a Senior Vice President of Houlihan Lokey. Mr. Julian holds a Bachelor of Science degree in Commerce from the University of Virginia.

Peter Kirlin has been a director since 2003. Mr. Kirlin is currently Vice President, Business Development of Mykrolis Corp., a supplier of microcontamination control products to the semiconductor industry, a position he has held since May 2004. From April 2000 through 2003, Mr. Kirlin was the Chairman and Chief Executive Officer of DuPont Photomasks, Inc., a supplier of photomasks to the semiconductor industry. Prior to joining DuPont, from January 1998 until April 2000, Mr. Kirlin was Group Vice President at ATMI, Inc., a supplier of specialty materials and materials packaging. Mr. Kirlin holds a Doctorate in Chemical Engineering from the University of Delaware.

Robert J. Wickey has served as a director since 1999. Mr. Wickey has been Managing Member of Equinox Investment Partners, LLC, a private capital investment manager, since 1996. Mr. Wickey holds a Bachelor of Arts degree in Mathematics from Saint Anselm College and a Masters in Business Administration from Cornell University.

Board Committees

Our board has established an audit committee, a compensation committee, a stock option and award committee and a nominating and corporate governance committee.

Audit Committee. The audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationship and the audits of our financial statements. The committee’s responsibilities include the following:

•	selecting and hiring our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations; and

•	approving any related-party transactions.

The audit committee consists of Messrs. Clark, Kirlin and Wickey.

Compensation Committee. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The committee’s responsibilities include the following:

•	reviewing and making recommendations to the board concerning the compensation and benefits of our executive officers and key employees;

•	reviewing and making recommendations to the board with respect to director compensation; and

•	establishing and reviewing policies relating to the compensation and benefits of our employees and consultants.

The compensation committee consists of Messrs. Bernosky, Julian and Preiser.

Stock Option and Award Committee. Our stock option and award committee administers the issuance of stock options and other awards under our 2004 stock incentive plan and our employee stock option plan. The committee consists of Messrs. Kirlin and Wickey.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee’s purpose is to assist our board in identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. The committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process;

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes; and

•	reviewing and monitoring compliance with our code of ethics and our insider trading policy.

The nominating and corporate governance committee currently consists of Messrs. Clark, Kirlin and Wickey.

Director Compensation

We intend to pay an annual fee of $             to our non-employee directors for their service on the board as well as a fee of $             per meeting to each non-employee director who attends a board or committee meeting in person. We also reimburse our directors for the reasonable expenses they incur in attending board or committee meetings. We may elect to grant options to purchase shares of our common stock or make restricted stock awards to non-employee directors in the future.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table sets forth information concerning compensation paid during 2003 to our chief executive officer and each of our three other most highly compensated executive officers. We refer to these individuals as our named executive officers in other parts of this prospectus.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		All Other Compensation($)
		Salary($)	Bonus($)
James S. Molinaro Chief Executive Officer	2003	276,398	—	7,601	(1)
Dennis J. Fiore Chief Financial Officer	2003	219,333	—	15,789	(2)
Richard E. Novak Vice President, Advanced Technology and Chief Technology Officer	2003	170,124	—	6,108	(3)
Joseph A. Miceli Vice President, Operations	2003	133,900	—	9,115	(4)

(1)	Consists of $240 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Molinaro and $7,361 in connection with the payment of automobile allowances.

(2)	Consists of $552 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Fiore and $15,237 in connection with the payment of automobile allowances.

(3)	Consists of $1,032 in net premiums for a guaranteed term life insurance policy on behalf of Dr. Novak and $5,076 in connection with the payment of automobile allowances.

(4)	Consists of $552 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Miceli and $8,563 in connection with the payment of automobile allowances.

Long-Term Incentive Unit Awards in Last Fiscal Year

The following table sets forth information regarding awards of incentive units to our named executive officers during 2003.

Long-Term Incentive Plan—

Awards in Last Fiscal Year

Name	Number of Units		Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
James S. Molinaro	—		—	—	—	—
Dennis J. Fiore	—		—	—	—	—
Richard E. Novak	—		—	—	—	—
Joseph A. Miceli	50,000	(1)	(1)	(1)	(1)	(1)

(1)	This award was granted under our long-term incentive compensation plan. Under that plan, amounts are payable with respect to incentive units only upon a company sale, as defined in the plan. The value of each unit would be based on the consideration received by us in such a sale. In connection with our conversion to a corporation and the grant of stock options to Mr. Miceli under our employee stock option plan, Mr. Miceli relinquished his rights to his incentive units.

Benefit Plans

Employee Stock Option Plan

Our employee stock option plan was adopted by our board of directors in              2004 and subsequently approved by our stockholders. The plan provides for grants of stock options to our current employees who had previously been granted awards under the long-term incentive compensation plan, or LTIP, of our predecessor limited liability company. The recipients of these option grants have relinquished their rights to their LTIP awards. Options to purchase an aggregate of              shares of our common stock at an exercise price of $             per share have been granted under the plan. No additional options may be granted under this plan. The options expire ten years from their date of grant and were fully vested at the time of grant. The stock option and award committee administers the plan. We have granted Mr. Molinaro an option to purchase              shares, Mr. Fiore an option to purchase              shares, Dr. Novak an option to purchase              shares and Mr. Miceli an option to purchase              shares under this plan.

2004 Stock Incentive Plan

Our 2004 stock incentive plan was adopted by our board of directors in              2004 and subsequently approved by our stockholders. The plan provides for grants of stock options or awards of restricted stock to employees, officers, directors, consultants and advisers. By encouraging stock ownership, we are seeking to attract, retain and motivate such individuals and to encourage them to devote their efforts to our business. There are              shares of our common stock reserved for issuance under the plan. Shares of common stock subject to awards that have expired, terminated or been cancelled or forfeited are available for issuance or use in connection with future awards. We have not yet granted any options under the plan. Upon the closing of this offering, we expect to grant options to purchase an aggregate of approximately              shares of our common stock under the plan.

Our stock option and award committee administers the plan, including the selection of individuals eligible for grants of options or awards of restricted stock, the terms of grants or awards, possible amendments to the terms of grants or awards and the interpretation of the plan. The plan provides for the grant of options intended to qualify as incentive stock options under Section 422(b) of the Internal Revenue Code as well as non-qualified stock options. The maximum term of any stock option granted under the 2004 stock incentive plan is ten years, except that with respect to incentive stock options granted to a person who owns stock possessing more than 10% of the voting power of our stock, the term of an option shall be for no more than five years.

The exercise price of incentive stock options granted under the plan must be at least equal to the fair market value of our common stock on the date of the grant. However, for any optionee who owns stock possessing more than 10% of the voting power of our stock, the exercise price for incentive stock options must be at least 110% of the fair market value of our common stock on the date of the grant. The exercise price of non-qualified stock options is set by the committee and may be less than, equal to or greater than the fair market value of our common stock on the date of the grant.

The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an optionee during any calendar year may not exceed $100,000.

Options granted under the plan may be exercised in whole or in part as specifically set forth in the option grant agreement, and, except as provided by law, no options may be transferred except by will or by the laws of descent and distribution. Upon a change of control, as defined in the plan, the stock option and award committee has the right to accelerate the vesting of the options then outstanding.

Awards of restricted stock may be made under the plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the stock option and award committee. The committee may determine the number of shares of restricted stock granted to any eligible person and impose whatever conditions to vesting it determines to be appropriate. Shares which have not vested at the time of an awardee’s termination of employment or service for any reason will generally be subject to forfeiture or to our right of repurchase at a nominal price. Upon a change of control, the stock option and award committee has the right to accelerate the vesting of the restricted stock awards then outstanding.

The board may terminate the plan in whole or in part at any time and may amend the plan from time to time without stockholder approval so long as the amendment does not change the class of individuals eligible to receive incentive stock options, increase the number of shares as to which options may be granted or make any other changes which would require stockholder approval under applicable law or by the rules of any stock exchange or automated quotation system on which our common stock may then be listed or quoted. In addition, no amendment to the plan may adversely affect any outstanding option in any material respect without the consent of the optionee. The plan will terminate on                     , 2014, unless terminated earlier by our board.

Employment Contracts, Termination of Employment and Change in Control Arrangements

James S. Molinaro

In                      2004, we entered into a three-year employment agreement with James Molinaro to serve as our President and Chief Executive Officer at an annual salary of $315,000. The board will review the salary annually and, at its discretion, may adjust the salary. Mr. Molinaro is also eligible to receive, at the discretion of the board, an annual bonus in an amount up to 80% of his annual salary. Upon the closing of this offering, Mr. Molinaro will receive a one-time cash payment of $400,000 and an option under our 2004 stock incentive plan to purchase              shares of our common stock, with an exercise price equal to the initial public offering price. The option will vest in three equal annual installments beginning on the first anniversary of the closing of this offering. Additionally, the agreement provides that Mr. Molinaro will receive a cash bonus of $50,000 and a bonus of shares of our common stock valued at $50,000, based on the then fair market value of our common stock, on each of the first, second and third anniversaries of the agreement, if he is still employed on such date. We also granted Mr. Molinaro an option to purchase              shares of our common stock under our employee stock option plan.

If we terminate Mr. Molinaro’s employment without cause or if Mr. Molinaro resigns for good reason, as these terms are defined in the agreement, Mr. Molinaro will receive 12 months’ salary and will retain his entire potential for bonus in the year of termination, each payable in 12 equal monthly installments following the termination. If we terminate Mr. Molinaro’s employment without cause or if he resigns for good reason within 12 months of a change of control, as defined in the agreement, Mr. Molinaro will receive 24 months’ salary payable in 24 equal monthly installments following termination, and he will retain his entire potential for bonus in the year of termination, which will be payable in 12 equal monthly installments following the termination.

Dennis J. Fiore

In                      2004, we entered into a three-year employment agreement with Dennis Fiore to serve as our Executive Vice President and Chief Financial Officer at an annual salary of $240,500. The board will review the salary annually and, at its discretion, may adjust the salary.

Mr. Fiore is also eligible to receive, at the discretion of the board, an annual bonus in an amount up to 60% of his annual salary. Upon the closing of this offering, Mr. Fiore will receive a one-time cash payment of $200,000. Additionally, the agreement provides that Mr. Fiore will receive a cash bonus of $25,000 and a bonus of shares of our common stock valued at $25,000, based on the then fair market value of our common stock, on each of the first, second and third anniversaries of the agreement, if he is still employed on such date. We also granted Mr. Fiore an option to purchase              shares of our common stock under our employee stock option plan.

If we terminate Mr. Fiore’s employment without cause or he resigns for good reason, as these terms are defined in the agreement, Mr. Fiore will receive 12 months’ salary and will retain his entire potential for bonus in the year of termination, each payable in 12 equal monthly installments following the termination. If we terminate Mr. Fiore’s employment without cause or he resigns for good reason within 12 months of a change of control, Mr. Fiore will receive 24 months’ salary payable in 24 equal monthly installments following termination, and he will retain his entire potential for bonus in the year of termination, which will be payable in 12 equal monthly installments following termination.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of                     , 2004, and as adjusted to reflect the sale of the shares of common stock offered by us and the selling stockholders in this offering, for:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of                     , 2004 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. The percentage of ownership is based on              shares of common stock outstanding as of                     , 2004.

Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them, subject to applicable community property laws. Unless otherwise indicated, the address of each stockholder is c/o Akrion, Inc., 6330 Hedgewood Drive, Suite 150, Allentown, Pennsylvania 18106.

Name of Beneficial Owner	Beneficial Ownership Prior to Offering		Number of Shares Offered	Beneficial Ownership After Offering
	Number of Shares	Percentage		Number of Shares	Percentage
Sunrise Capital Partners, L.P. (1) 685 Third Avenue, 15th Floor New York, New York 10017
Westar Capital II, LLC (2) 949 South Coast Drive, Suite 650 Costa Mesa, CA 92626
James S. Molinaro (3)
Dennis J. Fiore (4)
Richard E. Novak
Joseph A. Miceli
Eugene Bernosky
John W. Clark
Joseph A. Julian
Peter Kirlin
David A. Preiser
Robert Wickey
All directors and executive officers as a group (12 persons)

*	Less than 1%.

(1)

(2)

(3)	Includes shares owned by JSM Investments. Also includes options to purchase shares.

(4)	Includes options to purchase shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Sales to Sunrise Capital

From our inception in October 1999 until our recapitalization in December 2002, we issued from time to time common and preferred equity interests to Sunrise Capital Partners, L.P., our principal stockholder, in private financings. Messrs. Preiser and Julian, who currently serve on our board of directors, are principals of Sunrise Capital. All of these financings occurred when we were a limited liability company. Accordingly, we issued membership interests in connection with these transactions. The following table gives effect to our recapitalization in December 2002 pursuant to which we converted all of our preferred membership interests into common membership interests and effected a 1-for-25 reverse split of our membership interests. The table also gives effect to our conversion from a limited liability company to a corporation and the     -for-     reverse split of our common stock that will be effective prior to the completion of this offering. On that basis, the following table summarizes the aggregate number of shares of common stock that we issued to Sunrise Capital in these transactions and the corresponding aggregate investments by Sunrise Capital in these transactions.

	Shares of Common Stock	Aggregate Purchase Price
Sunrise Capital Partners, L.P.

As described in greater detail below, in 2004 we issued additional shares of our common stock to Sunrise Capital in two separate transactions as follows:

	Shares of Common Stock	Value of Shares
February 11, 2004.
March 10, 2004

Relationships with Sunrise Capital

Management and Company Sale Agreements

In November 2000, we entered into a management agreement with Sunrise Advisors, LLC, the general partner of Sunrise Capital, under which Sunrise Advisors provided financial, management and operations consulting services to us in connection with our day-to-day operations. In exchange for such services, Sunrise Advisors earned an annual management fee of $250,000 and was entitled to reimbursement of its expenses incurred in connection with these services. All of the management fees were accrued rather than paid. Accordingly, as of June 30, 2004, we owed Sunrise Advisors approximately $1.0 million under the management agreement. This amount was paid to Sunrise Advisors from the proceeds of the $7.6 million note that we issued to Sunrise Capital in September 2004.

In November 2000, we also entered into an agreement with Sunrise Advisors under which we agreed to pay Sunrise Advisors an amount equal to 0.5% of the cash, securities and other consideration we receive in connection with a sale of more than 50% of our equity interest, a sale of substantially all of our assets to an unaffiliated third party or a merger following which our stockholders do not own at least 50% of the surviving entity’s voting power.

In September 2004, Sunrise Advisors and we terminated the management agreement and the company sale agreement in exchange for a termination payment to Sunrise Advisors in the aggregate amount of $1.5 million. We made this payment with a portion of the proceeds from the $7.6 million note that we issued to Sunrise Capital in September 2004.

Guaranty of Credit Facility

In February 2004, we entered into a new line of credit with Silicon Valley Bank. As part of the transaction, Sunrise Capital agreed to guarantee our obligations under the line of credit. As consideration for entering into this guarantee, we issued to Sunrise Capital membership interests that now represent              shares of our common stock. This issuance had the effect of increasing Sunrise Capital’s ownership in us by approximately 1% at the time of the transaction. Sunrise Capital’s guarantee will terminate upon the closing of this offering.

Borrowing Arrangement with Sunrise Capital

In connection with our entering into the line of credit with Silicon Valley Bank in February 2004, we entered into an arrangement with Sunrise Capital pursuant to which we may borrow from time to time up to $0.75 for working capital. Sunrise Capital may accept or reject our request to borrow under the arrangement. As of June 30, 2004, outstanding borrowings under the arrangement were $0.75. Borrowings under the arrangement bear interest at a rate of 10% and are subordinated to our line of credit with Silicon Valley Bank and our term loan with ORIX Venture Finance LLC. We repaid all amounts outstanding under this arrangement using a portion of the proceeds from the $7.6 million note described below.

Sunrise Capital Support Letter

In March 2004, we received a letter of support from Sunrise Capital confirming its ability and intent to financially support our operations through March 2005.

$7.6 Million Note Payable to Sunrise Capital

In September 2004, we issued a secured promissory note to Sunrise Capital in the principal amount of approximately $7.6 million. We used $3.5 million of the proceeds from this note for working capital, approximately $0.8 million to repay all principal and interest owing to Sunrise Capital under the $0.75 million borrowing arrangement described above, $1.0 million to pay all accrued fees under the management agreement with Sunrise Advisors, approximately $0.8 million to reimburse Sunrise Capital for certain accrued expenses and $1.5 million to pay a fee to terminate the management agreement and the company sale agreement with Sunrise Advisors. The note bears interest at a reference bank’s prime rate plus an applicable margin. The margin rate for the first six months is 6.5% and will increase by 1% every six months until all amounts are paid. At September 30, 2004, the interest rate was 11.25%. We plan to repay the note with a portion of the proceeds from this offering.

Goldfinger Acquisition

On March 5, 2004, we purchased substantially all of the assets and certain of the liabilities of Verteq, Inc. through Goldfinger Technologies, LLC, which was initially formed as a wholly-owned subsidiary of Sunrise Capital. As part of the transaction, Goldfinger purchased for approximately $2.8 million certain of the secured indebtedness of Verteq held by Westar Capital II, LLC. Sunrise Capital, which at the time owned in excess of 96% of our equity, provided the funds to Goldfinger to make the payment to Westar Capital. Verteq was insolvent at the time of Sunrise’s purchase of the secured debt. Verteq made an assignment for the benefit of creditors under California state law, and the assignee under such procedure then conducted a sale of Verteq’s assets. Goldfinger, as the senior secured creditor of Verteq, purchased substantially all of the assets of Verteq.

Following the consummation of the asset purchase, we purchased all of the outstanding membership interests of Goldfinger from Sunrise Capital in exchange for a secured promissory note in the principal amount of approximately $2.9 million, the repayment of which is guaranteed by Goldfinger, and membership interests that now represent              shares of our common stock. The amount of the note includes the purchase price of the debt and Sunrise Capital’s cash infusion into Goldfinger in connection with the transaction. This consideration was also intended to compensate Sunrise Capital for its undertaking and financing the Verteq acquisition on our behalf. This equity issuance had the effect of increasing Sunrise Capital’s ownership in us, before giving effect to the equity issued to Westar Capital, by 0.5%. Interest under the Sunrise Capital note accrues at a rate equal to LIBOR plus an applicable margin. The initial margin rate for the first year is 1.5% and will increase every six months by 1% until all amounts are paid. As of June 30, 2004, the interest rate equaled 2.7%. Goldfinger’s guarantee of this note is secured by a security interest in its assets. We plan to repay this note with a portion of the proceeds from this offering.

In connection with the Goldfinger acquisition, we agreed to pay additional consideration to Westar Capital, which prior to the purchase had been the principal equity holder and secured creditor of Verteq. This additional consideration consisted of the issuance to Westar Capital of membership interests that represented 8.5% of our outstanding common stock at the time and a royalty agreement with Westar Capital. Under the royalty agreement, we agreed to make payments (ranging from 8% of certain Goldfinger product sales during the first year to 2% during the fifth year) to Westar Capital for sales of certain Goldfinger products by us for five years, subject to certain setoffs and with an aggregate minimum royalty payment of $2 million for the first two years following the closing of the Goldfinger acquisition. Mr. Clark, a member of our board, is a principal of Westar Capital.

Agreement with SiVal Advisors

In April 2003, we entered into an agreement with SiVal Advisors, LLC pursuant to which SiVal provided us with financial and operational consulting services in connection with the Goldfinger acquisition. For its services, SiVal earned a fee of $250,000, $100,000 of which was paid upon the closing of the Goldfinger acquisition and the balance of which is being paid in six equal monthly installments. Eugene Bernosky, a member of our board, is a Partner of SiVal.

DESCRIPTION OF CAPITAL STOCK

The following information describes our capital stock as well as certain provisions of our certificate of incorporation and bylaws that will be in effect as of the closing of this offering. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon completion of this offering, our authorized capital stock will consist of 45,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value, none of which preferred stock will be designated. Immediately following the completion of this offering, and assuming no exercise of the underwriters’ over-allotment option,              shares of our common stock will be outstanding and no shares of preferred stock will be outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of common stock are entitled to receive dividends, if any, as our board may declare from time to time out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any preferred stock then outstanding. The holders of our common stock do not have preemptive, redemption or conversion rights.

Preferred Stock

Prior to this offering, we have not issued any shares of preferred stock. After this offering, our board will be authorized, without further action by our stockholders, to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions thereof. Because our board has the power to establish the preferences and rights of each series of preferred stock, our board may give the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control of our company. We currently have no plans, agreements or understandings for the issuance of any shares of preferred stock.

Warrants

As of                 , 2004, there were warrants outstanding to purchase an aggregate of              shares of our common stock at a weighted exercise price of $             per share. The warrants may be exercised any time prior to their expiration in                     . The exercise price and number of shares of stock issuable upon exercise are subject to adjustment upon changes in our capitalization.

Registration Rights

In                  2004, we entered into a registration rights agreement with our stockholders and our warrant holders with respect to the              shares of our common stock they either currently own or, in the case of our warrant holders, will own upon exercise of their warrants. The agreement provides for demand and piggyback registration rights as follows:

Demand Registration Rights

Beginning six months after the completion of this offering, subject to limitations specified in the agreement, Sunrise Capital can require us, on two separate occasions, to file a registration statement covering the sale of shares of our common stock. After the completion of this offering, Sunrise Capital will own              shares of our common stock, assuming no exercise of the underwriters’ over-allotment option. In addition to Sunrise Capital’s demand registration right, if Sunrise Capital distributes its shares of our common stock to its limited partners, Sunrise Capital’s largest limited partner may, on one occasion, require us to register all or a part of its shares for sale under the Securities Act, provided that the shares requested to be registered by the limited partner have a market value of at least $5,000,000.

Piggyback Registration Rights

All parties to the registration rights agreement have piggyback registration rights. Under the agreement, if we register any securities for public sale, including pursuant to any stockholder-initiated demand registration, but excluding a registration in connection with a merger or acquisition transaction, these stockholders and warrant holders have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement. If the underwriters limit the number of shares to be registered, the piggyback registration rights would be subject to the priority registration rights of those stockholders having demand registration rights in any demand registration.

Expenses of Registration

We will pay all registration and offering expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification

The registration rights agreement contains customary indemnification provisions pursuant to which we are obligated to indemnify the stockholders exercising their registration rights in the event of material misstatements or omissions in the registration statement attributable to us. These stockholders are obligated to indemnify us for material misstatements or omissions attributable to them.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Certain provisions of our certificate of incorporation and bylaws are intended to enhance the continuity and stability of our board of directors and of our policies, but they might have the effect of delaying or preventing a change in control of our company and may make more difficult the removal of incumbent management, even if the transactions could be beneficial to the interests of stockholders. A summary description of these provisions follows:

Change in Control

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Because Sunrise Capital owned its stock before we were a public company, it is not considered an “interested person” under the DGCL.

The provisions of Section 203, together with the ability of our board of directors to issue preferred stock without further stockholder action, as described below, could delay or frustrate an unsolicited attempt to remove incumbent directors or acquire control of our company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of stockholders.

Authority to Issue Preferred Stock

Our certificate of incorporation authorizes the board of directors, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each series having the voting rights, dividend rates, liquidation, redemption, conversion and other rights as may be fixed by the board of directors.

Limitation of Director Liability

Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors’ fiduciary duty of care. Although Section 102(b)(7) does not change the directors’ duty of care, it enables corporations to limit available relief in most cases to equitable remedies such as injunction. Our certificate of incorporation limits the liability of directors to us or our stockholders to the fullest extent permitted by Section 102(b)(7). Specifically, our directors will not be personally liable to us or our stockholders for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification

To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors and officers, and may advance or reimburse employees and agents, for expenses incurred by them as a result of indemnifiable claims.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Nasdaq National Market

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “AKRI.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could cause the market price of our common stock to decline and adversely affect our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of outstanding options or warrants. The              shares sold in this offering, or              shares assuming the exercise in full of the underwriters’ over-allotment option, will be freely tradable without restrictions or further registration under the Securities Act of 1933, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock held by existing stockholders are “restricted securities” as defined in Rule 144. Substantially all of these restricted securities are subject to the contractual restrictions described below and, therefore, may not be sold until expiration of the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In general, a person may sell common stock under Rule 144(k) without regard to manner of sale, the availability of public information or volume limitations described above, if:

•	the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

For purposes of the one- and two-year holding periods under Rule 144, our current stockholders will be deemed to have acquired their stock on August 26, 2004.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to sell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Lock-Up Agreements

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our common stock have signed lock-up agreements under which they have agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock owned by these persons prior to this offering or common stock issuable upon the exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus. The lock-up agreements do not prohibit sales of our common stock purchased in the open market after the completion of this offering. These persons may sell their shares prior to the expiration of the lock-up if they obtain the written consent of Deutsche Bank Securities. In addition, these persons may transfer their shares:

•	as a gift or by will or intestacy;

•	to any trust for the benefit of the holder or his or her immediate family; and

•	as a distribution to partners, members or stockholders of the holder,

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement.

Registration Rights

Upon completion of this offering, the holders of              shares of our common stock, or their transferees, will have rights to require or participate in the registration of those shares under the Securities Act. The holder of warrants to purchase              shares of our common stock will also be entitled to registration rights with respect to shares of our common stock issuable upon exercise of such warrant. For a detailed description of these registration rights see “Description of Capital Stock—Registration Rights.”

Stock Options

After the closing of this offering, options to purchase a total of              shares of common stock will be outstanding, of which options to purchase              shares will be currently exercisable. After the closing of this offering, we intend to file a registration statement to register the              shares of common stock reserved for issuance or subject to outstanding options under our employee stock option plan and our 2004 stock incentive plan. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under the plans will be eligible for resale in the public market from time to time immediately after the lock-up agreements referred to above expire, subject, in the case of affiliates, to the Rule 144 volume limitations.

Warrants

Upon completion of this offering, there will be warrants outstanding to purchase              shares of common stock at a weighted-average exercise price of $             per share. Any shares of common stock underlying such warrants may be sold only upon registration of such shares or on the basis of an exemption from registration, such as Rule 144.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., SG Cowen & Co., LLC and Thomas Weisel Partners LLC, have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of shares
Deutsche Bank Securities Inc.
SG Cowen & Co., LLC
Thomas Weisel Partners LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We and the selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the              shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are             % of the initial public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period: as gifts or by will or intestacy; to any trust for the benefit of the holder or his or her immediate family; or as a distribution to partners, members or stockholders of the holder, in each case where the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options or make restricted stock awards pursuant to our 2004 stock incentive plan, issue shares of our common stock upon the exercise of options and warrants and issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us and the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale at the initial public offering price up to              shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Cozen O’Connor, Philadelphia, Pennsylvania. The underwriters have been represented by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

The financial statements of Akrion LLC as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Verteq, Inc. as of June 30, 2003 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the ability of Verteq, Inc. to continue as a going concern as described in note 2 to such financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Verteq, Inc. at June 30, 2002, and for the year ended June 30, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.akrion.com as soon as practicable after filing such documents with the SEC.

You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec.gov. You can also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Akrion, LLC

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2002, 2003 and June 30, 2004 (unaudited)	F-3

Consolidated Statements of Operations for the year ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-4

Consolidated Statements of Redeemable Preferred Equity and Members’ Equity (Deficit) and Comprehensive Loss for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004 (unaudited)

F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

Verteq, Inc.

Report of Independent Auditors	F-30

Report of Independent Registered Public Accounting Firm	F-31

Consolidated Balance Sheets as of June 30, 2002 and 2003 and December 31, 2003 (unaudited)	F-32

Consolidated Statements of Operations for the Years Ended June 30, 2002 and 2003 and the six months ended December 31, 2002 and 2003 (unaudited)	F-34

Consolidated Statements of Stockholders’ Deficit for the Years ended June 30, 2002 and 2003 and the six months ended December 31, 2003 (unaudited)	F-35

Consolidated Statements of Cash Flows for the Years ended June 30, 2002 and 2003 and the six months ended December 31, 2002 and 2003 (unaudited)	F-36

Notes to Consolidated Financial Statements	F-37

Report of Independent Registered Public Accounting Firm

To the Members of Akrion LLC,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable preferred equity and members’ equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Akrion LLC and its subsidiaries at December 31, 2002 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 10, 2004, except

for the financial statements related to 2001,

as to which the date is August 31, 2004

AKRION LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002, 2003, and June 30, 2004 (unaudited)

	December 31,
	2002	2003	June 30, 2004
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$918,590	$347,384	$2,976,506
Restricted cash	57,299	—	—
Accounts receivable, net of allowance for doubtful accounts of $134,962, $141,514, and $245,445, respectively	5,536,188	1,446,854	3,084,227
Inventories	19,350,684	22,654,872	18,456,851
Prepaid expenses and other current assets	1,220,915	2,602,758	1,578,466

Total current assets	27,083,676	27,051,868	26,096,050

Property and equipment, net	5,874,434	4,169,712	4,663,315
Intangible assets, net	—	—	5,222,494
Goodwill	—	—	3,493,535
Deferred financing costs and other assets	123,963	143,723	618,634
Restricted cash, noncurrent	99,410	63,867	64,271

Total assets	$33,181,483	$31,429,170	$40,158,299

Liabilities and Members’ Equity (Deficit)
Current liabilities
Lines of credit	$5,359,081	$4,782,789	$9,559,043
Notes payable, current portion	—	—	759,577
Capital lease obligations, current portion	—	—	100,809
Accounts payable	6,203,251	6,252,093	6,108,731
Deferred revenue	9,980,225	21,196,001	7,767,220
Accrued expenses	7,631,569	6,597,372	10,570,068
Income taxes payable	87,040	72,416	47,038

Total current liabilities	29,261,166	38,900,671	34,912,486

Notes payable, net of current portion	—	—	4,729,115

Total liabilities	29,261,166	38,900,671	39,641,601

Commitments and contingencies
Preferred membership units, 50,000,000 units authorized, no units issued and outstanding	—	—	—
Members’ equity (deficit)
Common membership units, 500,000,000 units authorized 7,512,703, 7,514,477 and 21,327,297 issued and outstanding, respectively	59,217,511	59,529,356	68,204,057
Accumulated deficit	(55,270,547)	(66,975,924)	(67,663,419)
Accumulated other comprehensive loss	(26,647)	(24,933)	(23,940)

Total members’ equity (deficit)	3,920,317	(7,471,501)	516,698

Total liabilities and members’ equity (deficit)	$33,181,483	$31,429,170	$40,158,299

The accompanying notes are an integral part of these financial statements.

AKRION LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited)

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenue	$65,352,263	$39,846,770	$32,451,976	$12,967,356	$34,626,235
Cost of revenue	49,035,586	35,089,055	26,518,048	11,733,993	24,320,630

Gross profit	16,316,677	4,757,715	5,933,928	1,233,363	10,305,605

Selling, general and administrative expense	16,215,419	18,326,676	10,444,099	5,293,237	6,513,306
Research and development expense	10,363,454	7,874,903	6,377,933	3,354,292	3,045,103
Special charges	—	—	—	—	368,888

Operating expenses	26,578,873	26,201,579	16,822,032	8,647,529	9,927,297

(Loss) income from operations	(10,262,196)	(21,443,864)	(10,888,104)	(7,414,166)	378,308

Interest expense	(721,248)	(485,127)	(620,681)	(176,608)	(767,694)
Other income (expense)	218,650	(450,247)	(85,952)	(45,121)	28,516
Interest income	63,851	2,959	917	269	225

Other expense, net	(438,747)	(932,415)	(705,716)	(221,460)	(738,953)

Loss before income taxes	(10,700,943)	(22,376,279)	(11,593,820)	(7,635,626)	(360,645)
Provision for income taxes	96,967	54,273	111,557	36,470	1,798

Net loss	(10,797,910)	(22,430,552)	(11,705,377)	(7,672,096)	(362,443)
Accretion of preferred membership units	(736,394)	(2,505,934)	—	—	—

Net loss available to common membership unit holders	$(11,534,304)	$(24,936,486)	$(11,705,377)	$(7,672,096)	$(362,443)

Net loss per common membership unit:
Basic and diluted	$(28.79)	$(14.87)	$(1.56)	$(1.02)	$(0.02)

Units used in computing net loss per common membership unit basic and diluted	400,600	1,676,650	7,514,181	7,513,886	16,788,978

The accompanying notes are an integral part of these financial statements.

AKRION LLC AND SUBSIDIARIES

Consolidated Statements of Redeemable Preferred Equity and Members’ Equity (Deficit) and Comprehensive Loss

Years Ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2004 (unaudited)

	Preferred Interests (Units)	Preferred Interests	Common Interests (Units)	Common Interests	Notes Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Members Equity (Deficit)	Comprehensive Loss
Balance, January 1, 2001	—	$—	400,000	$27,248,283	$(45,562)	$(37,270)	$(18,791,941)	$8,373,510

Net loss							(10,797,910)	(10,797,910)	$(10,797,910)
Cumulative translation adjustment						(53,054)		(53,054)	(53,054)

Comprehensive loss									$(10,850,964)

Issuance of preferred membership units, net of issuance costs of $129,254	120,908	11,961,481
Issuance of common membership units upon the conversion of notes payable			2,401	160,500				160,500
Issuance of preferred membership units upon the conversion of note payable and accrued interest	51,604	5,160,480
Accretion of preferred membership units to redemption value	—	736,394					(736,394)	(736,394)
Interest on note receivable					(1,930)			(1,930)
Forgiveness of note receivable					47,492			47,492

Balance, December 31, 2001	172,512	17,858,355	402,401	27,408,783	—	(90,324)	(30,326,245)	(3,007,786)
Net loss							(22,430,552)	(22,430,552)	$(22,430,552)
Cumulative translation adjustment						63,677		63,677	63,677

Comprehensive loss									$(22,366,875)

Issuance of common and preferred membership units upon the conversion of notes payable	10,125	1,012,500	720,611	4,165,416				4,165,416
Issuance of common membership units			74,881	500,000				500,000
Issuance of common and preferred membership units	60,587	6,058,707	173,360	—				—
Repurchase of common membership units			(5,312)	(355,104)			55,104	(300,000)
Accretion of preferred membership units to redemption value		2,376,680					(2,376,680)	(2,376,680)
Amortization of issuance cost on preferred membership units		129,254					(129,254)	(129,254)
Issuance of common membership units upon conversion of preferred membership units	(243,224)	(27,435,496)	6,146,762	27,498,416			(62,920)	27,435,496

Balance, December 31, 2002	—	—	7,512,703	59,217,511	—	(26,647)	(55,270,547)	3,920,317

The accompanying notes are an integral part of these financial statements.

AKRION LLC AND SUBSIDIARIES

Consolidated Statements of Redeemable Preferred Equity and Members’ Equity (Deficit) and Comprehensive Loss

Years Ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2004 (unaudited)—(Continued)

	Preferred Interests (Units)	Preferred Interests	Common Interests (Units)	Common Interests	Notes Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Members’ Equity (Deficit)	Comprehensive Loss
Net loss							(11,705,377)	(11,705,377)	$(11,705,377)
Cumulative translation adjustment						1,714		1,714	1,714

Comprehensive income									$(11,703,663)

Issuance of warrants in conjunction with line of credit				300,000				300,000
Issuance of common membership units			1,774	11,845				11,845

Balance, December 31, 2003	—	—	7,514,477	59,529,356	—	(24,933)	(66,975,924)	(7,471,501)

Net loss (unaudited)							(362,443)	(362,443)	$(362,443)
Cumulative translation adjustment (unaudited)						993		993	993

Comprehensive loss (unaudited)									$(361,450)

Issuance of warrants in conjunction with line of credit and notes (unaudited)				483,807				483,807
Issuance of common membership units for guarantee (unaudited)			5,000,000	383,167				383,167
Issuance of common membership dividend related to acquisition (unaudited)			7,000,000	325,052			(325,052)	—
Issuance of common membership units for acquisition (unaudited)			1,812,820	7,482,675				7,482,675

Balance, June 30, 2004 (unaudited)	—	$—	21,327,297	$68,204,057	$—	$(23,940)	$(67,663,419)	$516,698

The accompanying notes are an integral part of these financial statements.

AKRION LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)

	Years Ended December 31,			Six Months Ended,
	2001	2002	2003	June 30, 2003	June 30, 2004
				(Unaudited)
Cash flows from operating activities:
Net loss	$(10,797,910)	$(22,430,552)	$(11,705,377)	$(7,672,096)	$(362,443)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	2,552,140	3,161,337	2,100,368	1,100,294	930,316
Provision for bad debt	1,578,097	(16,180)	60,834	35,579	71,059
Provision for inventory obsolescence	2,319,754	1,302,947	199,253	241,395	139,123
Amortization of intangibles and debt issuance costs	146,296	128,171	246,292	3,333	672,556
Loss (gain) on disposal of assets	37,506	(3,251)	173,946	654	27,944
Issuance of preferred membership units for compensation	30,967	9,412	—	—	—
Non-cash restructuring charges	—	3,983,699	—	—	—
Non-cash interest expense on promissory note	160,480	77,916	—	—	—
Insurance proceeds on inventory	146,903	—	—	—	—
Changes in operating assets and liabilities, net of assets and liabilities acquired:
Accounts receivable	731,471	807,104	4,028,500	3,483,462	(900,909)
Inventories	4,628,643	177,909	(3,453,441)	(3,659,727)	7,350,585
Prepaid expenses and other current assets	1,239,457	(215,966)	(1,328,135)	(593,283)	1,375,443
Other assets	(119,207)	(81,074)	(19,760)	32,094	(287,554)
Accounts payable	(8,544,220)	2,656,263	48,842	2,283,406	(477,325)
Accrued expenses	(2,729,951)	337,872	(1,034,197)	164,645	727,646
Deferred revenue	(4,682,337)	(5,841,452)	11,215,776	8,415,422	(13,744,031)
Other liabilities	(52,083)	(21,708)	—	—	—
Income taxes payable	(73,712)	55,997	(14,624)	(25,554)	(25,378)

Net cash (used in) provided by operating activities	(13,427,706)	(15,911,556)	518,277	3,809,624	(4,502,968)

Cash flows from investing activities:
Purchase of property and equipment	(4,580,796)	(776,276)	(619,592)	(326,935)	(381,741)
Proceeds from sale of fixed assets	1,403	71,375	—	—	—
Insurance proceeds on fixed assets	439,452	—	—	—	—
Acquisition costs	—	—	—	—	(214,357)
Restricted cash	(54,160)	(6,191)	92,842	88,468	—

Net cash used in investing activities	(4,194,101)	(711,092)	(526,750)	(238,467)	(596,098)

Cash flows from financing activities:
Net (payments) borrowings on line of credit	(1,172,331)	5,095,514	(576,292)	(2,741,004)	4,776,254
Proceeds from issuance of preferred membership units	11,930,514	6,049,295	—	—	—
Proceeds from issuance of promissory notes	5,000,000	—	—	—	3,000,000
Proceeds from issuance of convertible notes	—	5,100,000	—	—	—
Proceeds from issuance of common membership units	—	500,000	11,845	11,845	—
Repurchase of common membership units	—	(300,000)	—	—	—
Payments on capital lease obligations	(100,651)	—	—	—	(48,655)

Net cash provided by (used in) financing activities	15,657,532	16,444,809	(564,447)	(2,729,159)	7,727,599

Effect of exchange rate	(53,054)	63,677	1,714	391	589
Net (decrease) increase in cash and cash equivalents	(2,017,329)	(114,162)	(571,206)	842,389	2,629,122
Cash and cash equivalents:
Beginning of year	3,050,081	1,032,752	918,590	918,590	347,384

End of year	$1,032,752	$918,590	$347,384	$1,760,979	$2,976,506

The accompanying notes are an integral part of these financial statements.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

1. Description of Business

Akrion LLC (“the Company”), together with its subsidiaries, designs, manufactures, and markets advanced batch-immersion and single-wafer wet cleaning systems for the semiconductor industry. Akrion(s) Pte Ltd., Akrion Korea Co., Ltd. and Akrion Taiwan Co. Ltd. (together, the “Asian subsidiaries”) market and service the Company’s products in Asia. The Company is majority owned by Sunrise Capital Partners, L.P. (“Sunrise”).

Reorganization (unaudited)

In August 2004, the Company was merged into Akrion, Inc., a C corporation, and the flow through nature of the Company’s tax status terminated at that time. The Company will record a deferred tax asset or liability for the cumulative timing difference as of the date of the merger. The merger was accounted for on the historical cost basis and no new values were assigned to any of the assets or liabilities. All outstanding membership units and warrants to purchase membership units were converted into similar equity interests in the new corporation.

2. Liquidity

As of December 31, 2002, 2003 and June 30, 2004, the Company had an accumulated deficit of $55,270,547, $66,975,924, and $67,663,419 and a working capital deficit of $2,177,490, $11,848,803 and $8,816,436, respectively. For the years ended December 31, 2001, 2002, 2003 and for the six months ended June 30, 2004 cash flows provided by (used in) operations were $(13,427,706), $(15,911,556), $518,277 and $(4,502,968), respectively.

Management has taken steps to reduce the Company’s cash expenses to preserve capital, including a reduction in the Company’s headcount and in rented square footage. Management plans to utilize existing cash-on-hand, working capital, financing agreements and commitments and future revenues to finance the Company’s operations through 2004 and beyond. If the Company is unable to obtain profitability or adequate financing, additional reductions in expenses may be required. On March 8, 2004 the Company received a letter of support from Sunrise confirming its ability and intent to financially support the operations of the Company through March 8, 2005.

3. Acquisition

On March 5, 2004, the Company purchased substantially all of the assets and certain of the liabilities of Verteq, Inc. (“Verteq”) through Goldfinger Technologies, LLC (“Goldfinger”), which was initially formed as a wholly-owned subsidiary of Sunrise. As part of the transaction, Goldfinger purchased for approximately $2,847,325 the secured indebtedness of Verteq held by Westar Capital II, LLC (“Westar”). Sunrise, which at the time of the purchase owned in excess of 96% of the Company’s equity, provided the funds to Goldfinger to make such payment. Verteq was insolvent at the time of Sunrise’s purchase of the secured debt. Verteq made an assignment for the benefit of creditors under California state law, and the assignee under such procedure then conducted a sale of Verteq’s assets. Goldfinger, as the senior secured creditor of Verteq, purchased substantially all of the assets of Verteq.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

The consideration paid for this acquisition was comprised of 1,812,820 common membership units, a minimum royalty payment of $2,000,000 to Westar and an interest-bearing note to Sunrise for $2,917,325 (reimbursing Sunrise for its costs incurred in connection with the transaction). The common membership units were valued at $7,482,675 by determining the fair market values of the net assets acquired at $12,400,000 less the cash and debt consideration. The royalty agreement is for five years and any future royalty payments in excess of the amounts recorded will be recorded as additional goodwill.

The Company also issued 7,000,000 common membership units to Sunrise valued at $325,052. These units represent excess purchase price paid to Sunrise over its basis in Goldfinger and has been recorded as a dividend in the Statement of Redeemable Preferred Equity and Member’s Equity (Deficit). The value of the units was derived from the incremental ownership increase that Sunrise obtained from these units relative to the estimated enterprise value of the Company at that date.

No allocation has been made to certain acquired deferred revenue items since the Company was not required to perform any additional services from the date of acquisition.

The purchase price was allocated as follows:

Net current assets	$2,884,012
Property and equipment	1,177,835
Intangible assets	5,440,000
Goodwill	2,898,153

$12,400,000

The Company also incurred acquisition costs of $595,382 which includes $250,000 to an entity of which a director of the Company is a partner. The acquisition costs have been assigned to goodwill in addition to the amounts above.

The Company’s statements of operations include the results of Goldfinger from the date of Goldfinger’s formation. The following unaudited pro forma data shows the impact of the acquisition as if it had occurred on the first day of the period presented:

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Revenue	$45,707,000	$36,017,000
Net loss	$(18,612,000)	$(1,006,000)
Loss per common membership unit	$(1.14)	$(0.05)

4. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include excess and obsolete inventory reserves, warranty reserves, estimated useful lives of property and equipment, intangible assets and deferred taxes.

Unaudited Interim Financial Statements

In the opinion of the Company’s management, the June 30, 2003 and 2004 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position as of June 30, 2004 and the results of operations and cash flows for the six months ended June 30, 2003 and 2004. The results of operations are not necessarily indicative of the results to be expected for the full year.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. At times, such amounts may exceed the F.D.I.C. limits. The Company limits the amount of credit exposure with any one financial institution and management believes that no significant concentration of credit risk exists with respect to cash investments. The Company’s customer base is principally comprised of entities within the semiconductor industry, which has historically been a volatile industry. The Company’s trade accounts receivable are derived from sales in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers.

Risks and Uncertainties

The Company’s future operating results and financial condition are subject to influences driven by rapid technological changes, a highly competitive and cyclical industry, a lengthy sales cycle, and general economic conditions. Future operating results will depend on many factors, including demand for products, the introduction and industry acceptance of new products and timing of product shipments and acceptances.

The Company relies on outside vendors to manufacture and supply many of the components and subassemblies used in the Company’s systems. Certain of these items are obtained from a limited group of suppliers, some of which are small, independent companies. Moreover, the Company has qualified certain of its products’ components and subassemblies only from its current suppliers. The Company’s reliance on outside vendors generally involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing, timely delivery, and quality of components.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, lines of credit and notes payable. The carrying values of the assets and liabilities are considered to be representative of the respective fair values due to the short-term nature of these instruments. The carrying amount of debt obligations approximates fair value at the balance sheet dates due to their short-term nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash was $156,709, $63,867 and $64,271 as of December 31, 2002, 2003 and June 30, 2004, respectively. The 2002 balance is comprised of $99,410 pledged as collateral for certain lease agreements in Asia and $57,299 of cash held at the Company’s lenders in a restricted account. The 2003 and 2004 balances represent collateral for certain lease agreements in Asia.

Investments

The Company accounts for its investment in entities that its owns less than 20 percent under the cost method of accounting. Under this method, the Company’s share of the earnings or losses of the investee is not reflected in the financial statements. Investments are periodically evaluated for impairment and written down to its net realizable value if circumstances suggest that the carrying value of the investment is not recoverable. In 2002, the Company wrote down an investment in a private company that was deemed impaired. As of December 31, 2002, 2003 and June 30, 2004 the Company’s cost basis of its investment was zero.

Inventories

Inventories consist principally of raw material, purchased components, parts, work-in-process, finished goods and units shipped awaiting customer acceptance and are stated at the lower of cost (first-in, first-out basis) or market. The Company monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based upon estimated usage, future demand forecasts and market conditions.

Property and Equipment

Property and equipment are stated at cost. Capital improvements and repairs that extend the useful life of the assets are capitalized while maintenance and normal repairs are charged to expense as incurred. Gains and losses on dispositions are included in operating results.

Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets as follows:

Computer software and hardware	3 years
Production and application engineering equipment	5-7 years
Office furniture and equipment	3-5 years
Leasehold improvements	Shorter of lease term or useful life

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

Goodwill and Acquired Intangibles

Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are no longer amortized. In addition, goodwill is tested for impairment at least annually. These tests are performed more frequently if warranted. Impairment losses are recorded when the carrying amount of goodwill exceeds its implied fair value. Such impairment losses are recorded as a part of operating income.

Definite-lived intangible assets include acquired technology, patents and trade names and are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 9 years. We periodically evaluate the reasonableness of the useful lives of these assets. The unamortized balances recorded for acquired intangibles are evaluated periodically for potential impairment. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value.

Impairment of Long-Lived Assets

For periods prior to January 1, 2002, the Company accounted for the impairment of long-lived assets in accordance with SFAS No. 121.

Effective January 1, 2002, the Company adopted SFAS No. 144, and, accordingly the Company assesses the carrying value of long-lived assets which includes property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of the Company’s use of the asset; and

•	significant negative industry or economic trends.

Upon the existence of one or more of the above indicators of impairment, the Company would test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Deferred Financing Costs

The Company capitalizes costs incurred with obtaining debt financing, which are included in other assets. Deferred financing costs are amortized over the term of the underlying debt and are evaluated for impairment upon a change in the terms of the associated debt. For the years

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

ended December 31, 2002 and 2003 and the six months ended June 30, 2004, the Company incurred $81,767, $474,258 and $999,939 of costs associated with its credit facilities, which are amortized over the life of the agreements.

For the years ended December 31, 2001, 2002 and 2003, the Company charged $146,296, $128,171 and $246,292 and $3,333 and $455,053 for the six months ended June 30, 2003 and 2004 to interest expense as amortization of the deferred financing costs.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition,” which requires that the purchase price is fixed and determinable, collection is probable, title has passed and returns are estimable in order to recognize revenue. Revenue from the sale of systems and product enhancements is recognized upon acceptance by customers. If customer acceptance is not required, revenue is recognized at the time the customer takes title to the product, generally at the time of shipment. Revenue from the sale of parts is recognized upon shipment of goods and the passage of title. Revenue from service contracts is recognized on a straight-line basis over the period of the related contract. Payments received from customers prior to acceptance are reflected as deferred revenue in the consolidated balance sheet.

Shipping and Handling

Shipping and handling charges billed to customers are included in revenue and the related costs are included in cost of sales.

Warranty

The Company generally provides its customers with a warranty on systems for one year commencing upon customer acceptance. A provision for the estimated cost of warranty is recorded when the related revenue is recognized. Warranty costs include labor to repair the system and replacement parts for defective items, as well as other costs incidental to warranty repairs. The Company reviews and updates estimated warranty costs and warranty accruals quarterly. Changes to the accrual occur as volume, product mix and actual warranty costs fluctuate.

Research and Development Expense

Research and development activities are charged to expense as incurred and consist of personnel and material costs related to the development of new products and the enhancement of existing products.

Foreign Currency Translation

The local currency is the functional currency of the Asian subsidiaries. Pursuant to SFAS No. 52, substantially all assets and liabilities of the Asian subsidiaries are translated at the period-end currency exchange rate and revenues and expenses are translated at an average currency exchange rate for the period. The resulting translation adjustment is accumulated in a separate component of members’ equity.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

Exchange adjustments resulting from transactions denominated in foreign currencies are recognized in the statements of operations. Foreign currency transaction gains and losses for the periods presented have not been significant.

Advertising Costs

Advertising costs are expensed as incurred. The amounts charged to expense for the years ended December 31, 2001, 2002 and 2003 were $437,671, $183,976 and $135,159, respectively.

U.S. Income Taxes

The Company is treated as a partnership for U.S. federal and state income tax purposes. Accordingly, income and losses are included in the federal and state tax returns of each of the members. Therefore, the consolidated financial statements do not reflect a provision for U.S. income taxes.

Foreign Income Taxes

The Company uses the asset and liability method of accounting for foreign income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Valuation allowances are established when realization of these assets do not meet this standard. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Long-Term Incentive Compensation Plan

The incremental value associated with performance based incentive units granted under this plan is recognized as compensation expense in the period in which the events (i.e. sale of the Company or change in control) triggering payment are deemed probable to occur.

Net Loss Per Common Membership Unit

Basic loss per common membership unit is computed based on weighted average units outstanding and excludes any potential dilutive securities. Diluted loss per unit reflects the potential dilution from the exercise or conversion of all dilutive securities into common membership units. No effect has been given to 267,541, 0, 44,910, and 44,910 and 169,770 outstanding convertible preferred membership units and warrants to purchase common membership units in the diluted computation, as their effect would be antidilutive in the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and June 30, 2004, respectively.

Segment Reporting

The Company complies with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Based upon the requirements of SFAS No. 131, the Company has

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

determined that it operates in one segment for the purposes of making operating decisions and assessing performance.

Impact of Recently Issued Accounting Standards

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on the timing of expense recognition for any restructuring activities.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this statement did not have an effect on the Company’s financial position, results of operations or cash flows.

In October 2002, the Emerging Issues Task Force issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” which addresses revenue recognition accounting for multiple revenue-generating activities. This statement was effective for the quarter ended September 30, 2003. The adoption of the provisions of this statement did not have an effect on the Company’s financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (SAB 104), which updates the previously issued revenue recognition guidance in SAB 101, based on EITF Issue 00-21. If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 did not have an effect on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45, which requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The only outstanding stock-based compensation relates to issuances of incentive units under the Long-Term Incentive Compensation Plan. As payment under this plan is performance based and performance has not been deemed probable, there is no compensation expense under the fair value method and the adoption of the disclosure provisions of this Statement had no impact on the Company’s financial statements.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46, was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. The Company has not invested in any variable interest entities prior to or after January 31, 2003 and as such, no impact to the financial statements is expected.

5. Inventories

Inventories consists of the following:

	December 31,
	2002	2003	June 30, 2004
Raw material, purchased components and parts	$4,931,848	$3,094,173	$3,644,153
Work-in-progress	4,428,144	3,577,533	4,869,465
Finished goods	145,990	886,909	931,226
Systems shipped awaiting acceptance	9,844,702	15,096,257	9,012,007

	$19,350,684	$22,654,872	$18,456,851

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

6. Property and Equipment, net

Property and equipment consists of the following:

	December 31,
	2002	2003	June 30, 2004
Computer software and hardware	$1,932,996	$2,096,873	$2,244,817
Product and application engineering equipment	7,038,868	7,380,156	8,598,560
Office furniture and equipment	601,926	606,206	662,691
Leasehold improvements	1,810,987	1,916,980	1,878,945

	11,384,777	12,000,215	13,385,013
Less: Accumulated depreciation	(5,510,343)	(7,830,503)	(8,721,698)

	$5,874,434	$4,169,712	$4,663,315

Depreciation expense was $2,552,140, $3,161,337 and $2,100,368 for the years ended December 31, 2001, 2002 and 2003 and $1,100,294 and $930,316 for the six months ended June 30, 2003 and 2004, respectively.

7. Intangible Assets

Intangible assets consists of the following:

	June 30, 2004
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Technology and patents	$5,280,000	$211,827	$5,068,173
Trade name	160,000	5,679	154,321

	$5,440,000	$217,506	$5,222,494

Amortization expense was $217,506 for the six months ended June 30, 2004. The Company had no intangible assets in 2002 and 2003. In addition, the estimated annual amortization expense for the remainder of 2004, 2005, 2006, 2007 and 2008 is $340,444, $680,889, $680,889, $680,889 and $680,889. The estimated useful lives of the intangible assets range from five to nine years. The weighted average amortization period for the technology and tradename is 8.4 years.

8. Accrued Expenses

Accrued expenses consists of the following:

	December 31,
	2002	2003	June 30, 2004
Warranty	$2,543,107	$1,466,602	$1,890,585
Westar royalty	—	—	1,956,011
Payroll and payroll related costs	680,623	701,633	1,624,971
Advisory and other professional fees	1,459,881	1,689,179	2,327,558
Other accrued expenses	2,947,958	2,739,958	2,770,943

	$7,631,569	$6,597,372	$10,570,068

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

In 2000, the Company entered into a management agreement with an affiliate of Sunrise to pay it $250,000 per year and to reimburse Sunrise for certain out of pocket expenses. Advisory and other professional fees include amounts payable to Sunrise and its affiliate for advisory and legal fees of $1,059,355 and $1,475,000 as of December 31, 2002 and 2003 and $1,599,998 as of June 30, 2004. The Company expensed advisory and other professional fees payable to Sunrise of $649,996, $509,363 and $415,645 for the years ended December 31, 2001, 2002, 2003 and $124,998 for each of the six months ended June 30, 2003 and 2004, respectively.

9. Financing Agreements

During 2001, the Company maintained a Loan and Security Agreement (the “Credit Agreement”) with a commercial lender which provided for borrowings of up to $15,000,000. The borrowing base of the Credit Agreement was 85 percent of eligible accounts receivable, plus the lesser of $3,500,000 or 60 percent of eligible inventory.

Borrowings under the Credit Agreement bore interest at either the index rate plus 2.25 percent or, at the election of the Company, at the LIBOR rate, plus 3.75 percent. The weighted average interest rate was 9.71% during 2001. At December 31, 2001 the Company had not met its financial ratios and covenant requirements established under this agreement.

During April 2002, the Company entered into an amendment to the Credit Agreement and a Forbearance Agreement. This amendment eliminated the borrowing capability on eligible inventory; however, it was replaced with a borrowing capability on certain foreign accounts receivables up to $8,000,000. In addition, the amendment required the Company to maintain a cash management system whereby all cash receipts were deposited with the bank and it eliminated the Company’s option to use the LIBOR rate. Under the Forbearance Agreement, the lender agreed to forbear from exercising its rights and remedies under the Credit Agreement in respect of or arising out of the existing defaults. During October 2002, the Company entered into another amendment to the Credit Agreement and extended the expiration date of the Credit Agreement from November 21, 2002 to February 20, 2003. All of the previous terms and conditions of the amended agreement remained unchanged. The Company paid $81,767 in closing related fees to be amortized over the term of the Credit Agreement.

At December 31, 2002, the Company had borrowed $5,359,081 under the Credit Agreement. The weighted average interest rate was 7.77% in 2002. Further, there was $57,299 in restricted cash resulting from the cash management system required by the Credit Agreement. The Company had not met its financial ratios and covenant requirements at December 31, 2002. As a result of the covenant violations, the lender had the right to call the loan and therefore the Company classified all borrowings under the Credit Agreement as short-term debt. Sunrise delivered to the lender a guarantee of the obligations outstanding under the Credit Agreement.

During June 2003, the Company terminated the Credit Agreement and entered into a new line of credit with Silicon Valley Bank (the “SVB Line”), which provided for borrowings up to $10,000,000. The borrowing base is a percentage of eligible accounts receivable, plus the lesser of $1,500,000 or 60 percent of eligible inventory, as defined. Borrowings under the SVB Line bore interest at the prime rate plus 3.15 percent, prime rate plus 3.825 percent, and prime rate plus 4.5 percent for eligible domestic accounts receivable, eligible foreign accounts receivable

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

and eligible inventory, respectively. The Company must maintain a cash management system whereby all daily cash receipts are required to be applied as payment against outstanding borrowings. The SVB line is collateralized by the Company’s assets and requires the Company to maintain a minimum tangible net worth and prevents the payment of cash dividends. The Company recorded debt issuance costs of $474,258, which are being amortized over the term of the SVB Line. The debt issuance costs consisted of $174,258 in closing fees and $300,000 of warrants. The fair value of the warrants was determined using the Black-Scholes pricing model. The warrants entitle the holder to purchase 44,910 common membership units at an exercise price of $6.68 per unit and expire in June 2010.

At December 31, 2003 the Company had borrowed $4,782,789 under the SVB Line. The weighted average interest rate was 8.26% in 2003.

In February 2004, the Company extended the term of its line of credit with Silicon Valley Bank until February 2005 and amended the terms of the line of credit. In March 2004, the Company’s signed a joinder agreement with Silicon Valley Bank which allowed for the acquisition of Verteq’s assets and the inclusion of its eligible accounts receivable in the Company’s borrowing base. The aggregate amount of borrowings against inventory is not to exceed $3 million and is further limited to 60% of the total outstanding loan balance through May 2004 and 33% of the total outstanding loan balance thereafter. The interest on the line of credit is the greater of 6% or Silicon Valley Bank’s prime rate plus 2%. The financial covenant was modified to reflect the impact of the acquisition. The Company recorded additional debt issuance costs of $516,093, which are being amortized over the term of the extended SVB Line.

The debt issuance costs associated with the February amendment consisted of $102,965 in closing fees, warrants to Silicon Valley Bank to purchase 14,970 common membership units at an exercise price of $6.68 per unit and 5,000,000 common membership units issued to Sunrise in exchange for its guarantee of the extended SVB Line. The fair value of the common membership units of $383,167 was derived from the incremental ownership increase that Sunrise obtained relative to the estimated enterprise value of the Company at that date. The value attributed to the warrants of $29,961 was determined using the Black-Scholes pricing model. The warrants expire in February 2011.

As of June 30, 2004, the Company had $8,809,044 outstanding on the line of credit. The Company did not meet the net worth covenant required in the SVB Line as of June 30, 2004. In addition, the Company anticipates that it will not be in compliance at July 31, 2004 and August 31, 2004. The Company has obtained a waiver from the bank for the June 30, 2004 default and the anticipated future defaults. As part of the waiver, Silicon Valley Bank agreed to release Sunrise from its guarantee upon completion of a subordinated debt or equity financing in excess of $20.0 million. In September 2004, the Company signed an amendment to this line of credit, which adjusts the net worth covenant levels, removes the Company’s ability to borrow against domestic inventory after October 31, 2004 and requires all outstanding borrowings against domestic inventory to be repaid prior to November 1, 2004. In addition, the interest rate has been adjusted to the greater of 6% or Silicon Valley Bank’s prime rate plus 3.5%, subject to reduction to 2.5% if no event of default exists on November 1, 2004.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

During March 2004, the Company entered into a line of credit arrangement with Sunrise pursuant to which the Company may borrow up to $750,000 for working capital. The line bears interest of 10% and is subordinated to the Company’s third party debt. The principal and accrued interest is due on January 15, 2005. The line is fully borrowed at June 30, 2004 and has accrued interest of $27,246.

Also in connection with the acquisition of Verteq’s assets, the Company issued a $2,917,325 secured promissory note to Sunrise. The promissory note bears interest at LIBOR plus an applicable margin rate. The initial margin rate for the first year is 1.5%, and will increase every 6 months by 1% until all amounts are paid. Interest is payable semi-annually in arrears beginning September 2004. The loan is collateralized by the assets of the Company. Principal is due in March 2007 or earlier upon consummation of a liquidity event, as defined.

During April 2004, the Company entered into a Loan and Security Agreement with ORIX Venture Finance LLC (ORIX) pursuant to which ORIX loaned the Company $3,000,000 in exchange for a promissory note and warrants. The proceeds received were allocated between the note and the warrants based on their relative fair values, resulting in a total discount of $453,846. The Company incurred $30,000 in legal fees associated with this loan. The discount and legal fees are netted against the principal of the note on the Balance Sheet and will be amortized as interest expense over the term of the note. The note is to be repaid in 33 equal monthly installments beginning in August 2004 and bears interest at the bank’s prime rate plus 5.5%, but not less than 9.5%. The note is collateralized by all of the Company’s assets and contains certain financial covenants. The Company was not in compliance with the covenants at June 30, 2004 and anticipates not being in compliance at September 30, 2004. The Company has obtained a waiver for its covenant violation at June 30, 2004 and for its anticipated violation at September 30, 2004.

The warrants issued in connection with the ORIX promissory note entitle the holder to purchase 109,890 common membership units at an exercise price of $2.73 per unit. The fair value of the warrants of $320,026 was determined using the Black-Scholes pricing model. The warrants expire in April 2011. As of the issuance date of the warrants, the fair value of the underlying common units exceeded the exercise price of the warrants. The amount allocated to this beneficial conversion feature was $133,820 and was measured based on the excess value of the underlying common units over the effective exercise price of the warrants. Both the value of the warrants and the beneficial conversion feature were recorded as a component of members’ deficit.

10. Foreign Income Taxes

The provision for income taxes includes foreign taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities.

Under the current laws of Singapore, companies are not subject to tax on capital gains. The Singapore operations are governed by the Inland Revenue Authority of Singapore and are subject to tax at a statutory rate of 22 percent (24.5 percent in 2001). The Company’s operations

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

in Korea and Taiwan are subject to tax at a statutory income tax rate of 16.5 percent (20.8 percent in 2001) and at a progressive tax rate to a maximum of 25 percent, respectively.

The income tax expense (benefit) consists of the following:

	Year Ended December 31,
	2001	2002	2003
Pre tax foreign (loss) earnings	$(750,429)	$987,079	$686,309

Current income tax expenses	$78,859	$62,286	$110,042
Deferred income tax expense	18,108	(8,013)	1,515

	$96,967	$54,273	$111,557

The income tax expense differs from the amount of income tax determined by applying the applicable statutory income tax rates to pre-tax income, as follows:

	Year Ended December 31,
	2001	2002	2003
Foreign taxes at statutory rates	$(146,220)	$236,018	$208,492
Nondeductible expenses, net	36,394	16,220	20,845
Difference in enacted tax rate	551	46,676	618
Change in valuation allowance	221,257	(237,894)	(164,465)
Other	(15,015)	(6,747)	46,067

	$96,967	$54,273	$111,557

Significant components of the Asian subsidiaries deferred tax assets consisted of the following:

	Year Ended December 31,
	2001	2002	2003
Property and equipment	$91,205	$86,191	$(3,320)
Net operating losses	102,346	79,688	67,056
Warranty accrual	248,222	53,397	1,891
Other reserves and accruals	51,380	39,226	26,216

Total deferred tax assets	493,153	258,502	91,843
Valuation allowance	(474,209)	(236,316)	(71,850)

	$18,944	$22,186	$19,993

Under the laws of the Inland Revenue Authority of Singapore the use of net operating losses may be limited in certain situations where changes occur in the stock ownership or principal activities of the Company.

In the event the Company has had a change in ownership, utilization of the carry forwards could be restricted. Absent such a change, the net operating losses recognized have no expiration date. All net operating loss carry forwards relate to the Singapore entity.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

During 2001, unfavorable economic factors created sufficient uncertainty regarding the realizability of the deferred tax assets of the Singapore entity. Based on these factors, which, among other things included a history of losses, the Company recorded a charge of $221,257 to establish a full valuation allowance on the Singapore net deferred tax assets.

As a result of the 2002 restructuring plan (Note 11), the operations of the Singapore entity were changed from manufacturing to aftermarket support. The subsequently generated net profit of the Singapore entity resulted in its ability to realize the benefit of a portion of its deferred tax assets during 2002 and 2003.

During the six months ended June 30, 2004, the Company recognized a deferred tax benefit of $71,850 to reduce the valuation allowance on certain deferred tax assets that had previously been provided for. This benefit was recognized based on the fact that the Singapore entity has become profitable over the past two years, has accumulated cumulative tax profits and its future projections reflect tax profit positions where the realizability of such assets is more likely than not to occur.

The benefit recorded effectively resulted in the removal of the valuation allowance recorded as of December 31, 2003, and resulted in a reduction in the effective income tax for the period ended June 30, 2004.

11. Restructuring and Impairment Charges

A) Restructuring and other related charges

Prior to January 1, 2003 the Company followed EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring” and accordingly during 2002, the Company recorded $4,981,707 in restructuring and other related charges. The charge was a result of management’s plan to restructure the Company’s manufacturing footprint in an effort to reduce operating costs. The plan included the consolidation of the Company’s existing manufacturing from three separate facilities to a single manufacturing facility, including the exit of certain leased facilities, a reduction in the existing workforce and the payment of severance related to the termination of fifteen employees. The costs of severance were accrued upon notification to the employees and represent amounts earned for previously rendered service. Facility lease costs represent lease payments and other direct costs attributable to contractual commitments resulting from exiting the lease as well as other incremental costs resulting from executing the Plan. None of the costs accrued under the Plan benefit future periods.

As a result of the restructuring plan, the Company recognized impairment charges on fixed assets that were abandoned and excess inventory at the exited locations. All of the identified assets were disposed of by December 31, 2002. The Company completed the activities associated with the plan by the end of 2003, except for the required payments under the leased facility. At the time of the restructuring, the Company recorded the remaining lease payments, which continue until November 2005.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

The Company recorded the restructuring and related asset impairment charges in the statement of operations as follows:

	Fixed Asset Impairments	Inventory	Severance	Facility Lease Costs	Total
Cost of sales	$—	$464,300	$—	$—	$464,300
Selling, general and administrative	2,786,799		811,850	918,758	4,517,407

Total charged to expense	2,786,799	464,300	811,850	918,758	4,981,707

Utilized	(2,786,799)	(464,300)	(611,544)	(172,579)	(4,035,222)

Balance, December 31, 2002	—	—	200,306	746,179	946,485

Adjustments	—	—	—	67,044	67,044
Utilized	—		(200,306)	(279,674)	(479,980)

Balance, December 31, 2003	—	—	—	533,549	533,549

Adjustments	—	—	—	—	—
Utilized	—		—	(130,977)	(130,977)

Balance, June 30, 2004	$—	$—	$—	$402,572	$402,572

During 2003, an adjustment of $67,044 was made for additional lease costs not previously identified in the original plan.

(B) Other impairment charges

During 2001, the Company wrote off inventory in the amount of $2.3 million to cost of sales as a result of excess inventory quantities due to decreased product demand and the write off of an evaluation system which was unsalable and had no value.

During 2002, the Company recorded separate charges for various impairments and write-downs unrelated to the restructuring. The charges consisted of the following items:

Inventory (charged to cost of sales)	$838,647
Technology licenses (charged to selling, general and administrative expense)	350,000
Other assets (charged to selling, general and administrative expense)	559,900
Cost method investment (charged to other expense)	287,000

The Company wrote off an evaluation system, which was included in inventory, because the system was not salable and had no value. The Company expensed prepaid license fees for certain technologies that it determined it would no longer utilize as it found an alternate method to perform the task. The Company also wrote off deposits to three separate component manufacturers for the design and manufacture of a concept system that did not meet required performance specifications. The Company determined the market value of a cost method investment that it held in a private enterprise was impaired.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

12. Product Warranty

The Company provides for estimated product warranty expenses when the related products are sold. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims cost may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

Balance at January 1, 2003	$2,543,107
Expense	898,544
Utilization	(1,975,049)

Balance at December 31, 2003	$1,466,602
Expense	1,245,411
Acquired warranty liability	169,508
Utilization	(990,936)

Balance at June 30, 2004	$1,890,585

13. Members’ Equity

Redeemable Convertible Preferred Membership Units

The Series A Redeemable Convertible Preferred Member Units (“Series A”) were originally convertible at any time into common membership units at the holder’s option at a conversion rate of $2.67, as adjusted for certain dilution events. The Series A had voting rights together with the common membership unit holders to vote as a single class. The Series A was redeemable at the election of the Company and with the prior approval of the Management Committee at the liquidation price of $100 per unit. The holders of the Series A were entitled to liquidation preferences equal to the original purchase price, plus all accrued but unpaid dividends. The holders of the Series A were entitled to receive cumulative dividends. The dividends accrued daily at an annual rate of 12%.

During 2001, the Company issued 172,202 units of Series A to current investors in exchange for consideration consisting of $11,930,514 in cash (net of $129,254 in issuance costs) and the conversion of a $5,000,000 promissory note, plus accrued interest of $160,480. In addition, the Company issued an investor and officer of the Company 310 units of Series A for no consideration and recorded a charge to selling, general and administrative expense in the amount of $30,967.

During 2002, the Company issued 60,493 units of Series A and 173,360 of common membership units to current investors in exchange for $6,049,295 in cash. The Company issued an additional 10,125 units of Series A and 96,793 common membership units to a current investor in consideration for the conversion of a $1,000,000 promissory note, plus accrued interest of $12,500. The proceeds from the sale and note conversion were allocated among the Series A and common membership units based on their relative fair values. In addition, the Company issued an investor and officer of the Company 94 units of Series A for no consideration and recorded a charge to selling, general and administrative expense in the amount of $9,412.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

During April 2002, the Company modified the terms of the Series A whereby additional common membership units would be issued to the Series A holders in the event of a conversion to common units. This modification did not result in any incremental value to the Series A, as the common membership units were determined to have no value.

During October 2002, a formal Notice and Consent by Members was issued by the Company to all unit holders outlining a reorganization of the capital structure of the Company. The reorganization was accomplished through the following steps:

•	On December 3, 2002, the Company paid a cumulative dividend of $3,113,074, payable in Series A units, of which $736,394 was recorded during 2001.

•	The Company’s LLC Agreement was amended to increase the authorized number of common units from 50,000,000 to 500,000,000.

•	To induce the Series A holders to convert their holdings to common membership units, the conversion price was temporarily reduced from $2.67 to $0.30. All Series A unit holders converted their Series A into common membership units. As a result of the induced conversion, a dividend to the Series A holders of $62,920 was recorded to reflect the fair value of the incremental common membership units transferred to the holders upon the conversion.

•	After the conversion of all preferred units to common units, a 1-for-25 common membership unit reverse split was declared by the Company. The effects of this reverse split have been applied throughout these statements.

Common Membership Units

During 2001, a former executive of the Company received common membership units, cash and had a note to the Company forgiven as consideration for a previously accrued, but unpaid, retention bonus. The total bonus was $312,000, of which, $104,008 was paid in cash, $47,492 was used to repay a note receivable, and the remaining $160,500 was paid with the issuance of 2,401 common membership units.

During 2002, the Company entered into an agreement to repurchase 5,312 common membership units from a former shareholder and officer of the Company. The negotiated purchase price for the common membership units was $300,000, which was $55,104 less than the book value of the units. The difference of $55,104 was recorded as a reduction to the accumulated deficit.

During 2002, the Company issued a $4,100,000 promissory note to Sunrise convertible into the Company’s common membership units. The note bore an annual interest rate of 15%. The principal and accrued interest of $65,416 was converted to 623,818 common membership units in December of 2002. Additionally, the Company issued 74,881 common membership units in exchange for $500,000 in cash consideration to Sunrise.

During 2003, the Company issued 1,774 common membership units to an officer of the Company in exchange for $11,845.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

14. Benefits

Retirement Plan

The Company maintains a defined contribution savings and investment retirement plan for the benefit of eligible employees under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan provides for matching contributions by the Company at a discretionary percentage of eligible pretax contributions by the employee. All employees are eligible to participate on the first day of the first full month of service. Eligible employees may contribute up to 15 % of their compensation each year. The Company made matching contributions of $463,860 and $556,081 in January 2001 and 2002 for the prior plan years. During 2002, 2003 and the six months ended June 30, 2004, the Company did not make any matching contributions.

Long-Term Incentive Compensation Plan

The Company established a Long-Term Incentive Compensation Plan (the “Plan”) in 2000. The Plan provides for the granting of Incentive Units to employees, consultants, management committee members, and other non-employee directors of the Company. The aggregate number of Incentive Units which are authorized under the Plan shall be such that the aggregate number outstanding at any time shall not exceed 3,000,000; however, this amount is subject to adjustment. Each Incentive Unit award shall vest over a four-year period. The Incentive Units entitle the holder to receive payment of cash or equity interests, in an amount equal to the incremental value of the units above the base unit price established on the date of grant. The base unit price is determined by the Company’s management committee. The Company has never paid out any amounts under the Plan.

The following table summarizes the awards under the plan.

	Average Base
	No. of Units	Unit Price
December 31, 2000	1,692,631	$4.74 - $7.50
2001 Grants	227,000	$4.74 - $7.50
2001 Forfeitures	(372,495)

December 31, 2001	1,547,136	$4.74 - $7.50
2002 Grants	1,662,104	$2.73
2002 Forfeitures	(472,752)

December 31, 2002	2,736,488	$2.73 - $7.50
2003 Grants	50,000	$2.73
2003 Forfeitures	(338,781)

December 31, 2003	2,447,707	$ 2.73-$7.50
2004 Grants	—
2004 Forfeitures	(6,782)

June 30, 2004	2,440,925	$ 2.73-$7.50

No compensation expense has been recorded under the plan as the Company has determined that the events triggering payment, such as sale of the Company or a change in control, are not yet probable.

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

15. Customer and Geographic Information

The Company’s operations are conducted in one business segment. Revenue derived from customer sites located outside the United States, primarily Asia, represented 55%, 42%, 25% and 29% and 26% of revenues for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004, respectively.

The following table summarizes those customers as a percentage of net sales for the year’s ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, whose net sales were in excess of 10 percent of consolidated net sales:

	Year Ended December 31,			Six months ended June 30,
Customer	2001	2002	2003	2003	2004
A	11%	—	—	—	—
B	—	—	16%	39%	—
C	—	15%	27%	13%	40%
D	—	12%	—	—	—
E	—	10%	—	—	—
F	—	—	17%	—	—
G	—	15%	—	—	—
H	—	—	—	16%	—

At December 31, 2002, one customer represented greater than 10% of outstanding accounts receivable. At December 31, 2003, two customers each represented greater than 10% of outstanding accounts receivable. At June 30, 2004 two customers each represented greater than 10% of outstanding accounts receivable.

16. Commitments and Contingencies

The Company has operating lease commitments for certain facilities. Minimum lease payments under noncancelable leases as of December 31, 2003 are as follows:

Year
2004	$1,532,675
2005	1,225,793
2006	861,584
2007	850,228
2008	354,819

$4,825,099

Total rent expense for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 was $1,243,892, $1,277,013, $1,075,097 and $519,904 and $720,775 respectively.

The Company generally has agreed to indemnify its customers for costs and damages relating to intellectual property right infringement claims based on the use of the Company’s products. This practice may subject the Company to significant indemnification claims by its

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

customers. The Company is not aware of any past or claimed violations on the Company’s part. However, it is possible that claims for indemnification will be made, and if made, such claims could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In connection with the Verteq acquisition, the Company entered into a royalty agreement with Westar under which the Company agreed to make payments to Westar for sales of certain Goldfinger products by the Company for five years, subject to certain setoffs and with an aggregate minimum royalty payment of $2,000,000 for the first two years following the closing of the acquisition. The royalty percentage is 8% of certain Goldfinger products in the first year following the March 5, 2004 closing of the Verteq acquisition, 7% in the second year, 4% in the third year, 3% in the fourth year and 2% in the fifth year. Actual royalty payments will be made semi-annually on July 31 and January 31 of each year.

Also, as part of the Verteq acquisition, the Company assumed a license for the use of certain technology incorporated into its Goldfinger products. The license agreement calls for a usage-based royalty payment for each product the Company sells that utilizes the technology. The royalty payment is determined by the size of the wafer to be cleaned in the module that incorporates the technology.

In November 2000 the Company entered into an agreement with Sunrise to pay it a percentage of any consideration paid upon a change of control.

The Company is subject to claims arising, from time-to-time, in the ordinary course of business. Other claims, although presently unasserted, may also be raised in the future based on decisions made and certain actions taken and the reporting thereof. Management believes the ultimate resolution of all such claims will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

17. Supplemental Cash Flow Information

	For the years ending December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Cash paid for interest	$—	$17,954	$563,532	$182,615	$238,919
Cash paid for income taxes	—	65,924	100,876	71,470	39,609
Conversion of notes payable	5,160,480	5,177,916	—	—	—
Settlement of accrued bonus	160,500	—	—	—	—
Issuance of warrants including beneficial conversion feature	—	—	300,000	—	483,807
Issuance of common membership units for guarantee	—	—	—	—	383,167
Capital lease obligation	—	—	—	—	95,808
Acquisition costs in accounts payable	—	—	—	—	333,963

AKRION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of June 30, 2004 and for the six months ended June 30, 2003 and

June 30, 2004 is unaudited

The following table summarizes the fair values of the assets and liabilities associated with the acquisition through a non-cash transaction.

Six months Ended June 30, 2004
Current assets	$4,450,359
Property and equipment	1,177,835
Intangible assets	8,338,153
Current liabilities	(1,566,347)

Net assets acquired	$12,400,000

18. Subsequent Event

On September 21, 2004, the Company issued a secured promissory note to Sunrise for $7,595,047. The note bears interest at the prime rate plus an applicable margin. The margin rate for the first six months is 6.5% and will increase by 1% every six months thereafter until all amounts are paid. At September 21, 2004, the interest rate was 11.25%. Interest is payable semi-annually beginning in March 2005. Interest during the first year of the note is added to the outstanding principal. Thereafter, interest is payable in cash or may be added to principal at Sunrise’s request. The note is due in September 2007 or earlier upon consummation of a liquidity event as described in the note. The note contains a cross-default provision with the Company’s other debt instruments. A portion of the proceeds from the note was used to repay all principal and interest under the $750,000 line of credit with Sunrise, to pay all accrued fees under the management agreement with Sunrise Advisors, LLC, the general partner of Sunrise, to reimburse Sunrise for certain accrued expenses incurred on the Company’s behalf and to pay a $1.5 million fee to terminate both the management agreement and change in control agreement previously discussed.

Report of Independent Auditors

To the Stockholders and Board of Directors of

VERTEQ, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, preferred stock and common stockholder’s deficit, and cash flows present fairly, in all material respects, the financial position of VERTEQ, Inc. (“the Company”) and its subsidiaries at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared on the basis that the Company would continue as a going concern. As discussed in Note 2 to the financial statements, the Company continues to incur substantial losses and increasing negative cash flows from operating activities and at June 30, 2003 has a working capital deficit, an accumulated deficit and stockholders’ deficit. Because of these conditions, substantial doubt existed at the balance sheet date as to the Company’s ability to continue as a going concern. In March 2004, the Company made a voluntary Assignment for the Benefit of Creditors whereby the Company’s assets and outstanding secured debt were acquired by the principal creditor, who in turn resold the assets of the Company (Note 2). The accompanying financial statements do not include any adjustments resulting from this transaction.

/s/    PricewaterhouseCoopers LLP

Irvine, California

September 27, 2004

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

VERTEQ, Inc.

We have audited the accompanying consolidated balance sheet of VERTEQ, Inc. as of June 30, 2002 and the related consolidated statements of operations, preferred stock and common stockholders’ deficit, and cash flows for the year ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VERTEQ, Inc. at June 30, 2002, and the consolidated results of its operations and its cash flows for the year ended June 30, 2002, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Orange County, California

September 6, 2002

VERTEQ, INC.

Consolidated Balance Sheets

June 30, 2002 and 2003 and December 31, 2003 (unaudited)

	June 30,		December 31,
	2002	2003	2003
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$538,000	$187,000	$322,000
Restricted cash	—	311,000	—
Accounts receivable, less allowance for doubtful accounts of $160,000, $152,000 and $125,000, respectively	1,393,000	1,140,000	1,180,000
Inventories at customer locations	830,000	837,000	—
Inventories,	3,512,000	1,847,000	1,747,000
Prepaid expenses and other current assets	176,000	108,000	90,000

	6,449,000	4,430,000	3,339,000

Property and equipment, at cost
Machinery and equipment	4,512,000	3,053,000	2,099,000
Computer equipment	2,545,000	2,342,000	2,218,000
Demonstration equipment	2,506,000	2,856,000	2,665,000
Leasehold improvements	3,491,000	3,500,000	2,630,000

	13,054,000	11,751,000	9,612,000
Less accumulated depreciation and amortization	10,223,000	10,351,000	8,603,000

Net property and equipment	2,831,000	1,400,000	1,009,000
Patents and licenses, net of accumulated amortization of $1,158,000, $1,390,000, and $1,512,000, respectively	553,000	350,000	280,000
Other assets	260,000	174,000	140,000

Total assets	$10,093,000	$6,354,000	$4,768,000

(continued)

The accompanying notes are an integral part of these financial statements.

VERTEQ, INC.

Consolidated Balance Sheets—(Continued)

June 30, 2002 and 2003 and December 31, 2003 (unaudited)

	June 30,		December 31,
	2002	2003	2003
			(unaudited)
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Current portion of deferred revenue and income	$1,811,000	$1,891,000	$441,000
Accounts payable	1,395,000	1,510,000	1,602,000
Accrued salaries and wages	1,510,000	676,000	425,000
Accrued warranty costs	428,000	376,000	415,000
Other accrued liabilities	1,078,000	895,000	1,072,000
Current portion of long-term debt and capital leases	24,000	17,678,000	59,000

Total current liabilities	6,246,000	23,026,000	4,014,000
Long-term debt and capital leases	16,486,000	129,000	19,220,000
Deferred revenue and income, net of current portion	1,139,000	698,000	478,000
Commitments and contingencies
Redeemable convertible preferred stock
Series AAA convertible preferred stock, $0.001 par value; no shares authorized, issued and outstanding as of June 30,2002; 120,000,000 and 364,000,000 shares authorized as of June 30,2003 and December 31, 2003, respectively; 55,321,159 shares issued and outstanding as of June 30, 2003 and December 31, 2003 (liquidation preference of $25,276,000)	—	4,845,000	4,845,000
Series AA convertible preferred stock, $0.001 par value; 3,150,000 shares authorized; 3,132,156 shares issued and outstanding as of June 30, 2002; no shares issued, authorized and outstanding as of June 30, 2003 and December 31, 2003 (liquidation preference of and redeemable for $10,021,310 at June 30, 2002)	4,261,000	—	—
Series A convertible preferred stock, $0.001 par value; 45,000,000 shares authorized; 31,974,972 shares issued and outstanding as of June 30, 2002; no shares authorized, issued and outstanding as of June 30, 2003 and December 31, 2003 (liquidation preference of and redeemable for $39,266,042 at June 30, 2002)	46,035,000	—	—
Series B convertible preferred stock, $0.001 par value; 1,153,000 shares authorized; 1,144,691 shares issued and outstanding as of June 30, 2002; no shares authorized, issued and outstanding as of June 30, 2003 and December 31, 2003 (liquidation preference of and redeemable for $1,144,691 at June 30, 2002)	1,145,000	—	—
Stockholders’ deficit
Common stock, $0.001 par value; 3,000,000, 400,000,000 and 460,000,000 shares authorized as of June 30, 2002, June 30, 2003 and December 31, 2003, respectively; 400,882 shares issued and outstanding as of June 30, 2002, 45,388,979 shares issued and outstanding as of June 30, 2003 and December 2003	—	45,000	45,000
Additional paid-in capital	8,960,000	60,356,000	60,356,000
Accumulated deficit	(74,179,000)	(82,745,000)	(84,190,000)

Total stockholders’ deficit	(65,219,000)	(22,344,000)	(23,789,000)

Total liabilities and stockholders’ deficit	$10,093,000	$6,354,000	$4,768,000

The accompanying notes are an integral part of these financial statements.

VERTEQ, INC.

Consolidated Statements of Operations

Years Ended June 30, 2002 and 2003 and for the

Six Months Ended December 31, 2002 and 2003 (unaudited)

	Years Ended June 30,		Six Months Ended December 31,
	2002	2003	2002	2003
			(unaudited)	(unaudited)
Net sales	$18,813,000	$12,627,000	$5,651,000	$6,279,000
Cost of sales	12,511,000	10,568,000	4,654,000	4,185,000

Gross profit	6,302,000	2,059,000	997,000	2,094,000
Operating expenses
Research and development expense	4,520,000	3,324,000	1,831,000	1,078,000
Selling, general and administrative expense	7,264,000	5,646,000	2,810,000	2,791,000

Operating loss	(5,482,000)	(6,911,000)	(3,644,000)	(1,775,000)
Other (income) expense
Interest expense	2,192,000	2,181,000	1,057,000	608,000
Other income	(284,000)	(528,000)	(284,000)	(425,000)
Other expense	168,000	—	—	—
Gain on extinguishment of debt	—	—	—	(514,000)

Loss before provision for income taxes	(7,558,000)	(8,564,000)	(4,417,000)	(1,444,000)
Provision for income taxes	2,000	2,000	1,000	1,000

Net loss	$(7,560,000)	$(8,566,000)	$(4,418,000)	$(1,445,000)

The accompanying notes are an integral part of these financial statements.

VERTEQ, INC.

Consolidated Statements of Preferred Stock and Common Stockholders’ Deficit

Years Ended June 30, 2002 and 2003 and Six Months Ended December 31, 2003 (unaudited)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance at June 30, 2001	36,301,806	$48,847,000	338,802	$—	$11,447,000	$(66,619,000)	$(55,172,000)
Accretion of Series AA preferred stock dividend	—	250,000	—	—	(250,000)	—	(250,000)
Accretion of Series A preferred stock dividends	—	2,238,000	—	—	(2,238,000)	—	(2,238,000)
Conversion of convertible subordinated promissory notes to Series AA preferred stock	32,573	106,000	—	—	—	—	—
Conversion of Series C preferred stock to Series AA preferred stock	(82,560)	—	—	—	—	—	—
Exercise of stock options	—	—	62,080	—	1,000	—	1,000
Net loss and comprehensive loss	—	—	—	—	—	(7,560,000)	(7,560,000)

Balance at June 30, 2002	36,251,819	51,441,000	400,882	—	8,960,000	(74,179,000)	(65,219,000)
Accretion of Series AA preferred stock dividend	—	33,000	—	—	(33,000)	—	(33,000)
Accretion of Series A preferred stock dividends	—	295,000	—	—	(295,000)	—	295,000
Conversion of convertible subordinated promissory notes to Series AAA preferred stock	22,238,510	2,031,000	—	—	—	—	—
Issue Series AAA preferred stock for cash	33,082,649	3,022,000	—	—	—	—	—
Conversion of Series AA preferred stock into common stock	(3,132,156)	(4,294,000)	22,285,741	22,000	4,272,000	—	4,294,000
Conversion of Series A preferred stock into common stock	(31,974,972)	(46,330,000)	22,059,860	22,000	46,308,000	—	46,330,000
Conversion of Series B preferred stock into common stock	(1,144,691)	(1,145,000)	638,416	1,000	1,144,000	—	1,145,000
Stock issuance costs	—	(208,000)	—	—	—	—	—
Exercise of stock options	—	—	4,080	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	(8,566,000)	(8,566,000)

Balance at June 30, 2003	55,321,159	4,845,000	45,388,979	45,000	60,356,000	(82,745,000)	(22,344,000)
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(1,445,000)	(1,445,000)

Balance at December 31, 2003 (unaudited)	55,321,159	$4,845,000	45,388,979	$45,000	$60,356,000	$(84,190,000)	$(23,789,000)

The accompanying notes are an integral part of these financial statements.

VERTEQ, INC.

Consolidated Statements of Cash Flows

Years Ended June 30, 2002 and 2003 and

Six Months Ended December 31, 2002 and 2003 (unaudited)

	Years Ended June 30,		Six Months Ended December 31,
	2002	2003	2002	2003
			(Unaudited)
Cash flows from operating activities:
Net loss	$(7,560,000)	$(8,566,000)	$(4,418,000)	$(1,445,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,806,000	1,266,000	717,000	329,000
Amortization of patents and licenses	230,000	233,000	116,000	121,000
Provision for excess and obsolete inventory	837,000	1,887,000	789,000	—
Provision for (recovery of) bad debts	(354,000)	(15,000)	19,000	(31,000)
Loss on sale of equipment	184,000	—	—	—
Write-off of inventory demo units	1,107,000	14,000		—
Write-off of long-term investment	168,000	—	—	—
Goodwill impairment	31,000	—	—	—
Gain on extinguishment of debt	—	—	—	(514,000)
Changes in operating assets and liabilities:			—	—
Accounts receivable	4,978,000	268,000	(407,000)	(9,000)
Inventories	2,986,000	181,000	(646,000)	1,307,000
Prepaid expenses and other current assets	401,000	68,000	19,000	18,000
Deferred revenue	(5,876,000)	(361,000)	1,159,000	(1,671,000)
Other assets	77,000	86,000	26,000	34,000
Accounts payable	(754,000)	113,000	(187,000)	93,000
Accrued salaries and wages	(1,064,000)	(835,000)	(578,000)	(250,000)
Accrued warranty costs	(602,000)	(51,000)	(16,000)	39,000
Other accrued liabilities	388,000	(212,000)	(480,000)	163,000
Accrued finance charges	550,000	810,000	523,000	500,000

Net cash used in operating activities	(2,467,000)	(5,114,000)	(3,364,000)	(802,000)

Cash flows from investing activities:
Restricted cash	—	(311,000)	—	311,000
Purchase of property and equipment	(937,000)	(161,000)	(96,000)	(309,000)
Increase in patents and licenses	(182,000)	(30,000)	(17,000)	(51,000)
Proceeds from disposal of equipment	5,000	—	—	—

Net cash used in investing activities	(1,114,000)	(502,000)	(113,000)	(49,000)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,000,000	2,450,000	1,250,000	7,500,000
Repayments of long-term debt	(380,000)	—	—	(6,000,000)
Proceeds from exercise of stock options	1,000	—	—	—
Proceeds from issuance of stock	—	2,815,000	2,815,000	—

Net cash provided by financing activities	621,000	5,265,000	4,065,000	1,500,000

Net increase (decrease) in cash and cash equivalents	(2,960,000)	(351,000)	588,000	135,000
Cash and cash equivalents:
Beginning of period	3,498,000	538,000	538,000	187,000

End of period	$538,000	$187,000	$1,126,000	$322,000

Supplemental information:
Income taxes paid	$3,000	$2,000	$—	$—
Interest paid	2,365,000	2,169,000	1,183,000	522,000

The accompanying notes are an integral part of these financial statements.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

1. Summary of Significant Accounting Policies and Description of Business

VERTEQ, Inc. (“VERTEQ” or the “Company”) is a supplier of advanced wet processing system and subsystem equipment for the wafer cleaning requirements of the semiconductor industry. The Company designs, manufactures, markets, and supports a comprehensive line of wafer cleaning equipment, including: semi-automated batch wet processing systems; advanced single-wafer cleaning systems marketed under the VERTEQcleanSYSTEM (VcS) and Goldfinger trade names; megasonic cleaning and rinsing modules; and spin rinser dryers.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries. These two subsidiaries, VERTEQ Systems Automation Inc. and VERTEQ Foreign Sales Corporation, are dormant entities which have not yet been legally dissolved. All intercompany accounts and transactions have been eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Fiscal periods end on the Sunday closest to the last day of the quarter. Fiscal years 2002 and 2003 ended on June 30, 2002, and June 29, 2003, respectively. For convenience, the accompanying financial statements have shown all years as ending on June 30.

Unaudited Interim Financial Statements

In the opinion of the Company’s management, the unaudited interim financial statements as of December 31, 2003 and for the six month periods ended December 31, 2002 and 2003 include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position as of December 31, 2003 and the results of operations and cash flows for the six month periods ended December 31, 2002 and 2003. The results of operations are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting periods. The most significant areas requiring the use of management’s estimates relate to the determination of the allowance for doubtful accounts, provision for obsolete and slow-moving inventory, the estimated warranty costs, the estimates of future net cash flows used to assess the recoverability of its long-lived assets, the estimates of the useful lives of its long-lived assets, and the realizable value of its net deferred tax asset. While management believes its estimating methods provide a reasonable basis for the preparation of the Company’s financial statements, actual results could differ from those estimates.

Concentrations of Credit Risk

In fiscal 2002 and 2003, the Company had four and two customers, respectively, which individually accounted for over 10% of net sales. At June 30, 2002, three customers accounted for 10%, 13%, and 24%, respectively, of accounts receivable and at June 30, 2003, two

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

customers accounted for 11% and 16%, respectively, of accounts receivable. Export sales, principally to Europe and Asia, aggregated $7,449,000 and $4,278,000 for the years ended June 30, 2002 and 2003, respectively.

The Company operates in a single business segment and its accounts receivable are from customers in the semiconductor and electronics industries. The Company performs ongoing credit valuations of its customers’ financial condition and generally does not require collateral from its customers.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at the date of purchase.

Restricted Cash

Restricted cash represents cash segregated and controlled by one of the Company’s secured creditors, who applies initial cash receipts towards principal repayment and then releases excess monies to the general cash account of the Company.

Fair Value of Financial Instruments

The fair value of the Company’s cash, restricted cash, accounts receivable and accounts payable approximated their carrying amounts due to the relatively short maturity of these items. The fair value of the Company’s debt approximated its carrying amounts at June 30, 2002 and 2003, based on rates currently available to the Company for debt with similar terms and remaining maturities.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and consist of the following:

	June 30,		December 31, 2003 (Unaudited)
	2002	2003
Raw materials	$2,836,000	$1,168,000	$1,623,000
Work-in-process	676,000	282,000	124,000
Finished goods	—	397,000	—

	$3,512,000	$1,847,000	$1,747,000

The charges incurred to write down raw materials and finished goods inventory to their net realizable values were $837,000 and $1,887,000 for the fiscal years ended June 30, 2002 and 2003, and $789,000 and $0 for the six month periods ended December 31, 2002 and 2003, respectively.

Inventories at customer locations of $830,000, $837,000 and $0 at June 30, 2002 and 2003 and at December 31, 2003, respectively, consist of inventory shipped to customers based on purchase orders with the sale of the inventory pending customer acceptance of the equipment.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Property and Equipment

Property and equipment consists principally of machinery, manufacturing equipment, tools, computer hardware and software used in operations, and demonstration equipment, as well as certain real estate assets. Demonstration equipment consists of equipment given to customers to use for a trial period (generally greater than one year) in an effort to encourage potential customers to order the Company’s products. Demonstration equipment is sometimes refurbished and sold to customers, generally at discounts from new equipment sales prices but at amounts at or in excess of carrying value. Upon sale of such refurbished equipment, the net book value of the equipment is transferred to inventory and then reported in cost of sales, with the sale proceeds reported as sales revenue.

Depreciation and amortization of owned and leased assets are expensed using the straight-line method over the following estimated useful lives:

Machinery and equipment	3–10 years
Demonstration equipment	3 years
Computer equipment	3 years
Leasehold improvements	3–10 years, or term of lease, if less

Patents and Licenses

Costs of patents and licenses consist of costs incurred to obtain and update patents and licenses and are amortized on a straight-line basis over their estimated useful lives of 2 to 15 years.

Impairments of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), which the Company adopted effective July 1, 2002. The Company evaluates the recoverability of its long-lived assets at the lowest levels from which separate cash flows are derived. The Company records impairment losses on a group of long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts.

Redeemable Convertible Preferred Stock

In accordance with the Emerging Issues Task Force (“EITF”) D-98, Classification and Measurement of Redeemable Securities, the Company has classified all securities with redemption features that are not solely within the control of the issuer outside of permanent equity in the accompanying balance sheet.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Accrued Warranty Costs

The Company provides customers of its products with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with extensions beyond those periods sometimes granted under certain circumstances. It records a liability based on its best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors the Company uses in estimating the warranty liability include a history of units sold to customers, the actual costs incurred to repair a unit and a profile of the distribution of warranty expenditures over the warranty period. Changes in the Company’s product warranty liability during the fiscal years ended June 30, 2002 and 2003 and for the six month period ended December 31, 2003 are as follows:

	June 30		December 31, 2003 (unaudited)
	2002	2003
Balance at beginning period	$1,030,000	$428,000	$376,000
Warranties issued and changes in the estimated liability during the period	115,000	684,000	317,000
Settlements made during the period	(717,000)	(736,000)	(278,000)

Balance at end of period	$428,000	$376,000	$415,000

Revenue Recognition

In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, (“SAB No. 104”), the Company recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

In meeting the criterion that delivery has occurred or services have been rendered, the Securities and Exchange Commission staff indicates that customer acceptance must be obtained before revenue recognition is appropriate in situations where customer acceptance is a contract requirement. This applies without consideration of the significance or cost of any post-shipment services that must be performed to obtain such customer acceptance. Under SAB No. 104, the Company recognizes revenue and related costs upon completion of installation at the customer site, substantiated by signed customer acceptance. Revenue received in advance of acceptance is recorded as deferred revenue.

Licensing fee income is deferred and recognized on a straight-line basis over the term of the licensing agreement, and is reported as other income (note 10).

Allowances for Uncollectible Accounts

The Company maintains reserves for potential credit losses, estimating the collectibility of customer receivables on an ongoing basis by periodically reviewing past due accounts. The Company has recorded reserves for specific receivables deemed to be at risk for collection, as

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

well as a reserve based on historical collections experience. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit worthiness of each customer. Customer receivables are generally unsecured.

Shipping and Handling Costs

Costs incurred in connection with shipping and handling the Company’s products are classified as costs of sales in the accompanying consolidated statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses, including the cost of promotional literature, print ads and trade shows aggregated $345,000 and $196,000 for the years ended June 30, 2002 and 2003, respectively.

Stock-Based Compensation

The Company applies the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). Accordingly, the Company accounts for its stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), using the intrinsic value method. Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had compensation costs for the plan been determined using the fair value method, under which a compensation cost is recognized over the vesting period of the stock option based on its fair value at the date of grant, the Company’s net loss for the years ended June 30, 2002 and 2003; and for the six month period ended December 31, 2003 would have been affected as indicated in the following table:

	June 30		December 31, 2003 (unaudited)
	2002	2003
Net loss, as reported	$(7,560,000)	$(8,566,000)	$(1,445,000)
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(97,000)	(77,000)	(33,000)

Net loss, as adjusted	$(7,657,000)	$(8,643,000)	$(1,478,000)

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The Company records a valuation allowance to reduce the net deferred tax asset to an amount that is more likely than not to be realized.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

2. Going Concern, Refinancing and Sale of Assets Subsequent to Year End

The accompanying financial statements were prepared on the basis that the Company would continue as a going concern.

The Company incurred net losses of $7,560,000 and $8,566,000 in fiscal 2002 and 2003, respectively, and has an accumulated deficit of $82,745,000 and a stockholders’ deficit of $22,344,000 at June 30, 2003. The Company incurred net losses of $1,445,000 for the unaudited six month period ended December 31, 2003, and had an accumulated deficit of $84,190,000 and a stockholders’ deficit of $23,789,000 at that date. Because of these conditions, substantial doubt existed at the balance sheet date as to the Company’s ability to continue as a going concern.

Historically, the Company’s operations have been funded from borrowings under bank credit facilities and sales of equity securities. The Company’s current bank credit facility, obtained in fiscal 2001 and amended in May 2002, provided $15,000,000 in secured term loans (“Secured Term Loans”). Borrowings outstanding under the Secured Term Loans aggregated $16,196,000 at June 30, 2003. As a result of the Company’s recurring losses, the Company was not in compliance with certain financial and non-financial covenants contained in the Secured Term Loan Agreement as of June 30, 2003, but was able to obtain a waiver.

On August 29, 2003, effective July 1, 2003, the Company entered into an amended and restated loan agreements which restructured its Secured Term Loans and Subordinated Notes (Note 4). Under the terms of these agreements, Westar Capital, LLC (“Westar”), who was the guarantor of the Secured Term Loans as well as the Company’s principal stockholder (see Note 6), loaned $7,000,000 to the Company, of which $6,000,000 was used to reduce the outstanding principal balance of Term Loan B and $1,000,000 was used as working capital for the Company. These payments canceled Westar’s guaranty of the Secured Term Loans and, including certain accrued lender fees in the amount of $297,000, the remaining principal balance under the Secured Term Loans was reduced to $10,493,000. The principal balances of Term Loan A and Term Loan B were reduced to $6,222,000 and $4,271,000, respectively. The Secured Term Loans, as amended, accrued interest at LIBOR plus 1% payable monthly (4.52% at July 1, 2003). In addition, the Term Loan B accrued to the principal balance a monthly fee based on the bank prime rate. The Secured Term Loans had a maturity date of July 1, 2005. The net change in the loan terms resulted in a gain of $514,000 after tax effect of zero, and the term loans were reduced to $9,979,000. The borrowing is secured by substantially all of the Company’s assets.

On August 29, 2003, effective July 1, 2003, the outstanding principal balance of $1,450,000 at June 30, 2003 under the convertible secured promissory note (Note 4), plus accrued interest of $66,000, and $500,000 loaned in July 2003 by Westar, and the $6,000,000 loaned to the Company by Westar, as discussed in the preceding paragraph, were converted into a new Junior Convertible Secured Promissory Note in the aggregate amount of $8,016,000. An additional amount of $500,000 was loaned to the Company under this note in September 2003. This note accrued interest and fees to the principal balance each month at the annual rate equal to the prime rate. This note was subordinate to Term Loan A and shared in potential liquidation proceeds with Term Loan B under a defined payment application schedule. This note had a maturity date of July 1, 2005. The lender has the right to convert all or a portion of the indebtness into Series AAA Convertible Preferred Stock, par $.001, or securities or other

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

property for which the Preferred Stock hereafter may be converted or exchanged. The conversion price per share shall equal $0.046 per share or the lowest issuance price per share of any new preferred stock or other class of stock. The borrowing is secured by the Company’s assets. The net change in loan terms was de minimus.

Pursuant to the terms of a financial support covenant, during the two-year term of the new loan agreements, Westar had agreed to support the Company with additional capital of up to $2,000,000, of which $500,000 was ultimately advanced to the Company. These proceeds received by the Company pursuant to this agreement were provided for under a new Senior Convertible Secured Promissory Note on August 29, 2003, effective July 1, 2003, which accrued interest and fees to the principal balance each month at an annual rate equal to the prime rate. This note was subordinate to the Term Loan A, and senior to both Term Loan B and the Junior Convertible Secured Promissory Note. This note was scheduled to mature on July 1, 2005. The lender has the right to convert all or a portion of the indebtedness into Series AAA Convertible Preferred Stock, par $0.01, or securities or other property for which the Preferred Stock hereafter may be converted or exchanged. The conversion price per share shall equal $0.046 per share or the lowest issuance price per share of any new preferred stock or other class of stock. The borrowing is secured by the Company’s assets.

On January 5, 2004, Westar purchased the $9,979,000 Secured Term Loans of the Company, and accrued interest and fees of $137,000, for $2,920,000.

On March 5, 2004, Westar sold all of the Secured Debt ($19,522,000 of principal, interest, and fees) to Goldfinger Technologies, LLC (“Goldfinger”), a wholly owned entity of Sunrise Capital Partners LP (“Sunrise”). The terms of the sale included a cash payment by Goldfinger of $2,847,000, 8.5% of the outstanding common membership units in Akrion LLC (“Akrion”) (of which Sunrise owned greater than 95%), and a five-year royalty agreement payable to Westar. Also on March 5, 2004, the Board of Directors of the Company assigned to Development Specialist Inc. (“DSI”), an asset liquidator, all of its assets for the benefit of creditors, pursuant to a General Assignment for the Benefit of Creditors under California law. On the same day, Goldfinger as the senior secured creditor of Verteq, purchased substantially all the assets and select liabilities of the Company from DSI.

3. Deferred Revenue and Income

Deferred revenue at June 30, 2002 of $1,370,000 related to equipment shipped to customer locations for which the Company had not received customer acceptance as of June 30, 2002 and deferred income of $1,580,000 related to a five-year licensing fee received by the Company in fiscal 2002. Deferred revenue at June 30, 2003 of $1,450,000 related to equipment shipped to customer locations for which the Company had not received customer acceptance as of June 30, 2003 and deferred income of $1,139,000 related to a five-year licensing fee received by the Company in fiscal 2002. Deferred income at December 31, 2003 consists of $919,000 related to a five-year licensing fee agreement.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

4. Debt

Secured Term Loans

During fiscal 2001, the Company borrowed $15,000,000, from the bank under a loan and security agreement, which consisted of two 24-month term loans. Term Loans A and B, for $5,000,000 and $10,000,000, respectively, accrue interest at prime plus 3.5% (7.5% at June 30, 2003). Borrowings are secured by substantially all of the Company’s assets. Under the cash management agreement with the lender and a third-party bank, all of the Company’s collections are directly deposited into a lockbox that is controlled by the lender. In the absence of a default, collections are passed through to the Company’s bank account.

In May 2002, the Company amended certain terms of the loan and security agreement with the bank, which extended the maturity dates for Term Loans A and B to July 2003, deferred principal payments until maturity, and provided for monthly fees ranging from $50,000 to $100,000 per month to accrue to the principal balance commencing February 2002. Also, the principal amount was increased up to $11,700,000 for Term Loan B. At June 30, 2003, $1,329,000 of such fees are included in the principal balance of Term Loan B. Such fees have been included in interest expense. The principal balances for Term Loan A and Term Loan B at June 30, 2003 were $5,000,000 and $11,196,000, respectively. At June 30, 2002, the principal balances for Term Loan A and B were $5,000,000 and $10,418,000, respectively.

The bank has the right to demand immediate repayment of all indebtedness under the agreement and to exercise all of its rights in an event of default as defined in the agreement. A major shareholder of the Company is providing a guarantee in the amount of $7,000,000 for the term loans.

In August 2003, effective July 1, 2003, the Company restructured Term Loan A and Term Loan B under an amended and restated Loan and Security Agreement with the bank. (Note 2).

During fiscal 2002, the Company issued a convertible secured promissory note of up to $2,000,000 to Westar, which consisted of initial funding of $500,000 during May 2002 with the remaining principal of $1,500,000 funded in three separate equal payments of $500,000, one in June and two in July 2002. The unpaid principal balance accrued interest annually at 12%. On August 15, 2002, the outstanding balance of $2,000,000 plus accrued interest of $32,000 was converted into Series AAA preferred stock (Note 7).

Subordinated Notes

The Company had subordinated notes in the original principal amount of $245,000 at June 30, 2001 with a shareholder. During fiscal 2002, the Company paid $350,000 in satisfaction of all of the principal and a portion of the accrued interest on the subordinated notes. Also during fiscal 2002, the remaining $106,000 of accrued interest was converted into Series AA redeemable preferred stock; concurrently the subordinated note holders converted 4,688 shares of Series C-1 and 35,062 shares of Series C-2 preferred stock into Series AA redeemable preferred stock. The two debt holders received an aggregate of 44,802 shares of Series AA redeemable preferred stock in exchange for their C-1 and C-2 preferred stock and remaining accrued interest. During fiscal 2003, the Company converted all outstanding Series AA redeemable preferred stock to common stock (Note 7).

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

On December 5, 2002, the Company issued a convertible secured subordinated promissory note in the original principal sum of up to $3,000,000 to Westar, bearing interest at 12% per annum. The initial advance under this note of $250,000 occurred in December 2002, with three further advances of $400,000, two occurring in February and one March 2003. The unpaid principal balance of $1,450,000 at June 30, 2003 and accrued interest were due on July 2, 2003. The lender has the right to convert all or a portion of the indebtedness into Series AAA Convertible Preferred Stock, par $.001, or securities or other property for which the Preferred Stock hereafter may be converted or exchanged. The conversion price per share shall equal $0.091 per share or the lowest issuance price per share of any new preferred stock or other class of stock. The borrowing is secured by the Company’s assets. In August 2003, effective July 1, 2003, the Company restructured the convertible secured subordinated promissory note into a new Junior Convertible Secured Promissory Note with Westar. (Note 2)

The following table summarizes the movements in long-term debt for the years ended June 30, 2002 and 2003, and for the six month period ended December 31, 2003 (unaudited):

	Secured Term Loans	Subordinated Notes	Total Long Term Debt
Balance as of June 30, 2001	$15,003,000	$245,000	15,248,000
Additional Borrowings		1,000,000	1,000,000
Repayments	(135,000)	(245,000)	(380,000)
Other fees	550,000	0	550,000

Balance as of June 30, 2002	$15,418,000	$1,000,000	$16,418,000
Additional Borrowings		2,450,000	2,450,000
Conversion of Debt to Preferred Stock (Note 7)		(2,032,000)	(2,032,000)
Other fees	778,000	32,000	810,000

Balance as of June 30, 2003	$16,196,000	$1,450,000	$17,646,000
Additional Borrowings (unaudited)		7,500,000	7,500,000
Repayments (unaudited)	(6,000,000)		(6,000,000)
Other fees (unaudited)	434,000	66,000	500,000
Discount received upon restructuring (unaudited)	(514,000)	—	(514,000)

Balance as of December 31, 2003 (unaudited)	$10,116,000	$9,016,000	$19,132,000

As of June 30, 2003 the above Secured Term Loans and Subordinated Notes are classified as short term as a result of their respective maturity dates. In August 2003, effective July 1, 2003, the Company restructured its debt which extended the maturity date of these loans to July 1, 2005. As described in Note 2, the Company’s debt was sold and an Assignment for the Benefit of Creditors liquidation procedures occurred subsequent to year-end.

Capital Leases

At June 30, 2003, machinery and equipment with a cost of $211,000 and net book value of $103,000 were financed under capital leases with a remaining present value of minimum payments of $161,000.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

The amounts payable under capital leases at June 30, 2002 and 2003 and at December 31, 2003 (unaudited), were $92,000, $161,000 and $147,000, respectively. The minimum future lease payments at June 30, 2003 were as follows:

Fiscal Year	Obligations Under Capital Leases
2004	$51,000
2005	53,000
2006	54,000
2007	41,000
2008	17,000

216,000
Less amount representing interest	(55,000)

Present value of minimum lease payments	$161,000

Violation of Debt Covenants

As a result of the Company’s recurring losses, the Company was not in compliance with certain financial and non-financial covenants contained in the Secured Term Loan Agreement as of June 30, 2003, but was able to obtain a waiver from its lender.

5. Commitments and Contingencies

Operating Leases

The Company’s obligation under real property and equipment operating leases at June 30, 2003 is as follows:

Fiscal year
2004	$506,000
2005	24,000
2006	17,000
2007	3,000
2008	—

$550,000

Rental expense for real property and equipment leases was $1,062,000 and $983,000 for fiscal 2002 and 2003, respectively.

Legal Proceedings

The Company is party to certain claims and litigation arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

6. Related Party Transactions

Notes receivable from employees totaled $85,000 and $68,000 at June 30, 2002 and 2003, respectively. These notes bear interest of 5.6% at June 30, 2002 and 2003. Additionally, the

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Company has non-interest bearing receivables due from employees totaling $10,000 at June 30, 2002 and 2003.

Westar Capital, LLC is the Company’s principal stockholder. As a result, the Company’s Board of Directors includes a Westar representative as one of its members. Additionally, the Company has entered into financing arrangements with Westar serving both as direct lender as well as guarantor (Note 4).

7. Redeemable Preferred Stock

On August 15, 2002 the Company entered into the Series AAA Preferred Stock Purchase Agreement with certain existing stockholders. The Company issued a total of 55,321,159 shares of Series AAA convertible preferred stock at a price of $0.09138 per share, for an aggregate purchase price of $5,053,000 offset by offering costs of $208,000. Of this total purchase price, $2,031,000 represented the conversion of a $2,000,000 convertible secured subordinated promissory note plus $31,000 of accrued interest (Note 4). The remaining purchase price was received in cash. Each share of Series AAA convertible preferred stock is convertible into one share of the Company’s common stock at the option of the holder.

As a pre-condition of the sale of Series AAA preferred stock, the holders of all outstanding shares of Series AA convertible preferred stock, Series A convertible preferred stock and Series B convertible preferred stock agreed to convert their shares to common stock under the conversion terms of each series. Under these conversion terms, 3,132,156 shares of Series AA preferred stock, 31,974,972 shares of Series A convertible preferred stock, and 1,144,691 shares of Series B convertible preferred stock were converted into 22,285,741 shares of common stock, 22,059,860 shares of common stock, and 638,416 shares of common stock, respectively.

Conversion

The conversion features of the preferred stock are as follows:

•	Series AAA—Convertible into common stock at the option of the holder at the rate of one share of common stock for each $0.09138 of Series AAA preferred stock.

•	Series AA—Convertible into common stock at the option of the holder at the rate of one share of common stock for each $0.17 of Series AAA preferred stock.

•	Series A—Convertible into common stock at the option of the holder at the rate of one share of common stock for each $0.185 of Series AAA preferred stock.

•	Series B—Convertible into common stock at the option of the holder at the rate of one share of common stock for each $0.185 of Series AAA preferred stock.

The conversion rates were subject to adjustment upon the occurrence of certain events including the issuance of common stock at an amount lower than the initial conversion rate.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Voting Rights

Holders of Series AAA, AA and A preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted.

Dividends

The terms of each of the preferred stock series include:

•	Series AAA— No cumulative dividend rights. No dividends were declared on the Series AAA convertible preferred stock during fiscal 2003.

•	Series AA—Cumulative dividend of $0.08 per share per annum, compounded annually. There were dividends in arrears in the amount of $625,000 on Series AA convertible preferred stock as of June 30, 2002.

•	Series A—Cumulative dividend of $0.07 per share per annum, compounded annually. There were dividends in arrears in the amount of $7,291,000 on Series A convertible preferred stock as of June 30, 2002.

•	Series B—No cumulative dividend rights. No dividends were declared on the Series B convertible preferred stock during fiscal 2002 and 2003.

Prior to the Series AAA Preferred Stock Purchase Agreement on August 15, 2002, the Series A preferred stock could not receive a dividend unless all of the Series AA preferred stock dividends had been paid and the Series B preferred stock could not receive a dividend unless all of the Series AA preferred stock and Series A preferred stock dividends had been paid.

Liquidation Preference

At June 30, 2003, in the event of a merger, sale, or liquidation of the Company, in which the Company is not the surviving entity, the holders of Series AAA convertible preferred stock will be entitled to receive $0.4569 per share and have preference over the holders of common stock.

At June 30, 2002, in the event of a merger, sale, or liquidation of the Company, in which the company is not the surviving entity, any proceeds from liquidation will be distributed according to the following preference:

•	Series AA Convertible preferred stock to receive $9,397,000 plus accrued and unpaid dividends of $625,000 at June 30, 2002, prior to and in preference to any distributions to the holders of any other preferred or common stock.

•	Series A Convertible preferred stock to receive $31,975,000 plus accrued and unpaid dividends of $7,291,000 at June 30, 2002, prior to and in preference to any distributions to the holders of Series B Convertible preferred stock and common stock.

•	Series B Convertible preferred stock to receive $1,145,000, prior to and in preference to any distributions to the holders of common stock.

At June 30, 2002 and 2003, the aggregate liquidation value of preferred stock was $50,433,000 and $25,276,000, respectively.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Redemption

At June 30, 2003, the outstanding preferred stock is not redeemable. However, the liquidation preferences of the Series AAA convertible preferred stock is deemed to be a condition of redemption that is not solely within the control of the company.

At June 30, 2002, the outstanding preferred stock had an aggregate redemption value equal to $44,168,000. All Series AA preferred stock was required to be redeemed before any other preferred stock could be redeemed and the Series A preferred stock was required to be redeemed before the Series B preferred stock could be redeemed. Preferred shares could have been redeemed, at the option of the Company, up to the maximum amount of funds legally available to the Company for the redemption of preferred stock which could not, if used for such redemption, require the Company to incur additional indebtedness.

Shares of preferred stock may be subject to certain mandatory redemption requirements if the Company disposes of all or substantially all of its assets or upon the closing of an initial public offering of common stock.

Other Restrictions and Limitations

So long as any shares of Series AAA preferred stock remain outstanding, the Company agrees to refrain from certain transactions without the vote or consent of the holders of a majority of preferred shares, as defined. Such transactions include, among others, selling stock, disposing of assets and declaring or paying dividends to common stockholders.

The Company is required to keep available out of its authorized but unissued shares of common stock a sufficient number of shares to effect conversion of all outstanding shares of preferred stock.

Conversion of Series C-1 and C-2 Preferred Stock

During fiscal 2002, 14,063 shares of the Company’s Series C-1 and 105,187 shares of Series C-2 preferred stock were converted into 69,263 shares of the Company’s Series AA convertible redeemable preferred stock. Two debt holders converted an aggregate of 4,688 shares of Series C-1 and an aggregate of 35,062 shares of Series C-2 preferred stock and $106,000 of accrued interest on the outstanding debt in exchange for an aggregate 44,802 shares of Series AA convertible redeemable preferred stock. The remaining shareholder converted 9,375 shares of Series C-1 and 70,125 shares of Series C-2 in exchange for 24,461 shares of Series AA convertible redeemable preferred stock.

8. Warrants and Options to Purchase Common Stock Warrants

In August 2002, the Company entered into a financing and recapitalization which converted all existing and outstanding Series AA, Series A and Series B preferred stock and associated accrued and unpaid dividends into common stock (Note 7). As a result, all outstanding warrants to purchase Series AA and Series A preferred stock were also converted to warrants to purchase common shares under the same conversion terms. This conversion resulted in the issuance of warrants to purchase 156,061, 478,786, and 206,505 shares of the Company’s common stock at exercise prices of $1.793, $.17, and $1.35 share, respectively, which expire in December 2008,

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

December 2008 and December 2003, respectively. Additionally, all contingent Class A and Class B warrants associated with the Series A and Series AA preferred stock were cancelled and retired. The fair value of the warrants was de minimis.

In connection with the fiscal 1999 recapitalization, the Company issued warrants to purchase an aggregate of 17,277 shares of the Company’s common stock to the stockholders who exchanged their existing preferred stock for Series B preferred Stock. These warrants have an exercise price of $8.40 per share and expire on December 9, 2008. The fair value of the warrants was de minimis.

Also, in connection with the fiscal 1999 recapitalization, the Company extended the expiration date of certain warrants originally issued in fiscal 1995 from October 1999 to October 31, 2004, and reduced the exercise price from $26.13 per share to $5.55 per share. At June 30, 2003, warrants to purchase an aggregate of 23,353 shares of the Company’s common stock remain outstanding. The fair value of the warrants was de minimis.

In fiscal 2000, the Company issued a warrant to its majority stockholder in consideration for a guarantee of the Company’s then outstanding line of credit. This warrant to purchase 393,089 shares of the Company’s common stock has an exercise price of $0.01 per share and expires on April 23, 2009. The fair value of the warrant was de minimis.

In connection with entering into a loan and security agreement in fiscal 2001, the lender was issued a warrant to purchase up to 353,411 of the Company’s common stock at an exercise price of $0.19 per share. Under terms of the May 2002 first amendment and September 2002 second amendment to the loan and security agreement, the lender is entitled to receive warrants in an amount equal to .025% of the issued and outstanding shares of the Company, on a fully diluted basis, for each $1,000,000 outstanding on Term Loan B ($11,196,000 outstanding as of June 30, 2003) calculated monthly on the last day of the month commencing March 31, 2002 through July 31, 2002, and to be issued within 30 days after the end of each calendar quarter. From August 1, 2002 through March 31, 2003, when the obligation to issue such warrants ceased, the percentage calculation was reduced to .0125% from .025% above. At June 30, 2003, warrants to purchase up to an aggregate of 1,601,274 of the Company’s common stock at $.185 per share are outstanding under these, amendments. All warrants issued to the lender expire seven years after the issue date. The fair value of the warrants was de minimis.

In connection with the convertible secured promissory note issued in May 2002, the lender was issued a warrant to purchase up to 200,000 shares of the Company’s Series AA preferred stock at $1.00 per share, or an equivalent value of any new preferred stock to be issued, or an equivalent value of any securities for which such Series AA or new preferred stock could be converted into. In connection with the August 2002 financing and recapitalization (Note 7), this warrant was amended and restated to allow the lender to purchase up to 2,188,662 of Series AAA convertible preferred stock at an exercise price of $0.0914 per share. This warrant expires on May 13, 2007. The fair value of the warrant was de minimis.

Stock Options

Pursuant to the 1997 Stock Incentive plan (the “1997 Plan”), the Company may grant incentive and non-statutory (nonqualified) stock options to key employees, officers and directors

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

of the Company. The exercise price of an option will be determined by the Board of Directors and must be at least equal to the fair value of the Company’s common stock on the date of grant.

The maximum term of stock options granted under the 1997 Plan as well as the Company’s prior 1989 Plan and 1995 Plan is ten years, five years, and ten years, respectively. Options may be exercisable upon grant or may vest over a period of time as determined by the Board (generally five years).

The Company has also granted options to acquire shares of common stock to certain members of senior management. Such options have a ten-year term and generally vest over five years with forty percent fully vested at, the grant date.

A summary of option activity for the years ended June 30, 2002 and 2003 follows:

	Fiscal 2002		Fiscal 2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Option outstanding at beginning of year	8,337,622	$0.30	7,478,873	$0.28
Options granted	957,840	0.12	—	—
Options exercised	(62,080)	0.01	(4,080)	0.01
Options expired/forfeited	(1,754,509)	0.29	(1,138,485)	0.33

Options outstanding at end of year	7,478,873	$0.28	6,336,308	$0.27

Options exercisable at end of year	3,877,763	$0.27	4,308,988	$0.26

Options available for future grant	1,193,137		15,019,766

The following table summarizes information about stock options outstanding at June 30, 2003:

	Outstanding			Exercisable
Range of exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01	760,200	8.04	$0.01	252,720	$0.01
$0.15	2,150,508	6.00	0.15	2,073,068	0.15
$0.40	3,425,600	7.02	0.40	1,983,200	0.40

	6,336,308	6.80	$0.27	4,308,988	$0.26

The weighted average remaining contractual life of options outstanding at June 30, 2002 and 2003 was approximately 7.9 years and 6.8 years, respectively.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options at least equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to June 30, 1995 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2002 and 2003: risk-free interest rate equal to 4.5% for fiscal 2002 and 2003; no dividend yield; no volatility factor; and a weighted-average expected life of each option equal to ten years.

Common Stock Reserved

At June 30, 2003, shares of the Company’s common stock are reserved for issuance as follows:

Conversion of preferred stock	21,356,074
Stock options	55,321,159
Warrants	7,725,900

84,403,133

9. Employee Benefit Plan

The Company has established a retirement plan under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of their gross compensation. The Company matches 25% of the first 6% of gross compensation that an employee contributes to the plan. The Company contributed $63,000 and $55,000 to the plan during fiscal 2002 and 2003, respectively.

10. Other Income and Expense

For the year ended June 30, 2002, other income consists of $284,000 of royalty income and other expense consists of a $168,000 write-off of a long-term investment. For the year ended June 30, 2003, other income consists of $528,000 of royalty income.

11. Income Taxes

The income tax provision for the years ended June 30, 2002 and 2003 is comprised of the current state taxes.

Income tax expense differs from the amount obtained by applying the statutory federal income tax rate to loss before tax for the years ended June 30, 2002 and 2003 as follows:

	2002	2003
Benefit computed at statutory rate	$(2,570,000)	$(2,912,000)
California franchise tax	2,000	2,000
State income tax benefit	(1,000)	(1,000)
Nondeductible expense including amortization of costs in excess of net assets acquired	30,000	11,000
Losses without current benefit	2,758,000	2,902,000
Research and development tax credits	(217,000)	—

Total income tax expense	$2,000	$2,000

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of June 30, 2002 and 2003 are as follows:

	2002	2003
Deferred tax assets (liabilities)
Tax operating loss carryforward	$16,829,000	$20,908,000
General business and other tax credits	2,003,000	1,905,000
Inventory valuation and related accruals	931,000	2,072,000
Compensation and related accruals	1,905,000	246,000
Warranty and contract loss accruals	252,000	164,000
Depreciation	966,000	1,009,000
Other accruals	205,000	108,000
Patent amortization	152,000	101,000
Contribution carryover	3,000	3,000
Deferred revenue	(434,000)	(2,480,000)

	22,812,000	24,036,000
Valuation reserve	(22,812,000)	(24,036,000)

Net deferred tax asset	$—	$—

A valuation allowance has been established to fully reserve deferred tax assets because the Company does not believe that it is more likely than not that the assets will be realized.

At June 30, 2003, the Company had federal and California income tax net operating loss carryforwards of approximately $58,112,000 and $13,008,000, respectively, which will begin to expire in fiscal 2006 and 2004, respectively. The difference between the net operating loss carryforwards for federal and California purposes is attributable to various percentage limitations on California loss carryforwards and the apportionment of the Company’s net operating loss to other states in which the Company conducted business. The Company also had federal and California research tax credit carryforwards of approximately $774,000 and $701,000, respectively, which will begin to expire in fiscal 2009, unless previously utilized.

The Company experienced an ownership change, as defined in Section 382 of the Internal Revenue Code, upon issuance of Series A preferred stock in December 1998. As a result, approximately $18,000,000 and $3,000,000 of the federal and California income tax net operating loss carryforwards, respectively, are subject to an annual usage limitation of approximately $2,000,000. Subsequent to December 1998, there have been additional issuances of Series A and Series AAA convertible preferred stock that may have resulted in an ownership change under Section 382 and may be subject to an additional annual usage limitation. In addition, the Company’s debt was restructured and its assets ultimately liquidated subsequent to June 30, 2003 (Note 2). These events may impose further usage limitations on the Company’s tax net operating losses carryforwards.

12. Supplemental Cash Flow Information

During fiscal 2002, the Company disposed of $2,724,000 of fixed assets with a net book value of $189,000. Also during fiscal 2002, $106,000 of accrued interest was converted into

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

69,263 shares of Series AA preferred stock and $2,488,000 of accretion of preferred stock dividends was recorded.

During fiscal 2003, the Company wrote off $381,000 of fixed assets with zero net book value. It converted $51,769,000 or 36,251,819 shares of redeemable preferred stock plus accrued dividends of $328,000 into 44,984,017 shares of common stock. Also during fiscal 2003, the Company converted $2,000,000 of a convertible secured promissory note and $31,000 of accrued interest into 22,238,510 shares of Series AAA preferred stock. Additionally, during fiscal 2003 the Company transferred fixed assets with a net book value of $959,000 to demonstration equipment. These assets were products originally built by the Company for internal use but which ultimately were sold to a customer.

13. Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date an entity commits to an exit plan. Additionally, it establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (“SFAS 148”), which amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 were effective for financial statements for fiscal years ending after December 15, 2002. The disclosure provisions of SFAS 148 have been adopted by the Company. The Company has elected to continue to apply the intrinsic value method of accounting as prescribed by APB 25, Accounting for Stock Issued to Employees, to account for employee stock options.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires an issuer to classify a financial instrument issued in the form of shares that are mandatorily redeemable and embodies an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date as a liability. SFAS 150 is effective for the Company in fiscal 2004. The Company’s Series AAA Preferred stock is not mandatorily redeemable on a fixed or determinable date or upon an event certain to occur, and therefore will not be subject to a reclassification as a liability.

VERTEQ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information as of December 31, 2003 and for the six months ended

December 31, 2002 and December 31, 2003 is unaudited

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Accordingly, the Company adopted the disclosure provisions of FIN 45, which have been reflected in the accompanying consolidated financial statements. The adoption of these provisions had no impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46”), which was subsequently revised in December 2003 (“FIN 46R”). FIN 46R requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of the entity. A company is a primary beneficiary if it is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R was applicable immediately to variable interest entities created after December 31, 2003, and will be effective for all other existing entities in financial statements for periods ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 had no impact on the Company’s financial position, results of operations or cash flows.

PRO FORMA CONDENSED FINANCIAL STATEMENTS

In March 2004, we acquired substantially all of the assets and assumed certain liabilities of Verteq, Inc. through our Goldfinger subsidiary. The results of Goldfinger are included in our consolidated financial statements from its date of formation. The acquisition consideration included 1,812,820 common membership units of Akrion LLC, which are valued at $7.5 million, a promissory note in the principal amount of $2.9 million and a royalty agreement requiring payments on the sale of certain products for five years from the closing of the acquisition, with a minimum payment of $2.0 million for the first two years, subject to certain deductions. In addition, we incurred transaction costs related to the purchase of approximately $0.6 million. For the purposes of preparing the accompanying pro forma condensed financial statements, we allocated $5.4 million to intangibles and $3.5 million to goodwill based upon their fair value. We adopted Statement of Financial Accounting Standards No. 142 effective January 1, 2002 and, accordingly, we recorded no goodwill amortization expense for the year ended December 31, 2003 or the six months ended June 30, 2004. In connection with the acquisition, we issued 7,000,000 common membership units to Sunrise Capital Partners, L.P., as additional consideration in excess of its basis, which we have accounted for as a dividend.

The accompanying pro forma condensed financial statements are presented in accordance with Article 11 of Regulation S-X. To prepare the pro forma condensed statements of operations, our statement of operations for the year ended December 31, 2003 has been combined with the statement of operations of Verteq for the same period, and our statement of operations for the six months ended June 30, 2004 has been combined with the statement of operations of Verteq for the period from January 1, 2004 to the date of acquisition. This method of combining the financial information for the companies is only for presentation of pro forma condensed financial statements. The pro forma unaudited statement of operations assumes the transaction occurred at the beginning of the period presented. The pro forma condensed financial statements are subject to a number of estimates, assumptions and uncertainties and do not purport to reflect the results of operations that would have occurred had the acquisition taken place at the beginning of the period indicated, nor do they purport to reflect results of operations that will occur in the future. The pro forma condensed financial statements should be read in conjunction with our historical financial statements and those of Verteq included elsewhere in this prospectus.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS

	Year Ended December 31, 2003
	Historical		Adjustments	Notes		Pro Forma
	Akrion	Verteq (a)
	(in thousands, except per common membership unit data)
Revenue	$32,452	$13,255	$—			$45,707
Cost of revenue	26,518	10,099	137	(b	)	36,754

Gross profit	5,934	3,156	(137)			8,953

Selling, general and administrative expense	10,444	5,627	691	(b	)	16,762
Research and development expense	6,378	2,571	—			8,949

Total operating expenses	16,822	8,198	691			25,711

Loss from operations	(10,888)	(5,042)	(828)			(16,758)
Other expense, net	(706)	(549)	(78)	(c	)	(1,741)
			(408)	(d	)

Loss before income taxes	(11,594)	(5,591)	(1,314)			(18,499)
Provision for income taxes	111	2	—			113

Net loss before extraordinary item	$(11,705)	$(5,593)	$(1,314)			$(18,612)

Basic and diluted net loss per common membership unit	$(1.56)					$(1.14)

Common membership units used in computation of basic and diluted loss per common membership unit	7,514		8,813	(e	)	16,327

(a)—The results for Verteq, Inc. (“Verteq”) are derived from the results for the year ended June 30, 2003 and include the six months ended December 31, 2003 but exclude the six months ended December 31, 2002.

(b)—The Company acquired substantially all of the assets of Verteq in March 2004. The allocations of the fair values of the assets included recording an increase in fixed assets of $1.2 million and identifiable intangibles of $5.3 million to technology and $0.2 million to the tradename. Pro forma adjustments are made to reflect the amortization of intangibles related to the acquisition of Verteq on a straight-line basis over their estimated useful lives ranging from five to nine years and to record additional depreciation from the revised basis in fixed assets which are depreciated over the estimated useful lives of the assets ranging from three to ten years.

(c)—Represents interest expense on the $2.9 million note due March 2007 issued in connection with the acquisition of Verteq as if the note were issued on January 1, 2003. The note bears interest at LIBOR plus an applicable margin rate. The initial margin rate for the first year is 1.5% and will increase every six months by 1% until all amounts are paid. For purposes of these statements, the Company assumed an interest rate of 2.66%. If the rate were to change by 1/8%, the impact would be nominal.

(d)—To eliminate royalty income under a long-term deferred revenue recognition agreement. This liability was not assigned any fair value in the Company’s purchase accounting.

(e)—To record 1,812,820 shares issued to Westar and 7,000,000 shares issued to Sunrise Capital Partners in connection with the acquisition of Verteq.

	Six Months Ended June 30, 2004
	Historical		Adjustments	Notes		Pro Forma
	Akrion	Verteq (a)
	(in thousands, except per common membership unit data)
Revenue	$34,626	$1,391	$—			$36,017
Cost of revenue	24,321	1,011	25	(b	)	25,357

Gross profit	10,306	380	(25)			10,660

Selling, general and administrative expense	6,513	574	125	(b	)	7,212
Research and development expense	3,045	250	—			3,295
Special changes	369	—	—			369

Total operating expenses	9,927	824	125			10,876

Income (loss) from operations	378	(444)	(150)			(216)
Other expense, net	(739)	37	(14)	(c	)	(789)
			(73)	(d	)

Loss before income taxes	(361)	(407)	(237)			(1,005)
Provision for income taxes	2	—	—			2

Net loss	$(362)	$(407)	$(237)			$(1,006)

Basic and diluted net loss per common membership unit	$(0.02)					$(0.05)

Common membership unit used in computation of basic and diluted loss per common membership unit	16,789		3,427	(e	)	20,216

(a)—Represents the results of Verteq from January 1, 2004 through the date of acquisition in March 2004.

(b)—The Company acquired substantially all of the assets of Verteq in March 2004. The allocations of the fair values of the assets included recording an increase in fixed assets of $1.2 million and identifiable intangibles of $5.3 million to technology and $0.2 million to the tradename. Pro forma adjustments are made to reflect the amortization of intangibles related to the acquisition of Verteq on a straight-line basis over their estimated useful lives ranging from five to nine years and to record additional depreciation from the revised basis in fixed assets which are depreciated over the estimated useful lives of the assets ranging from three to ten years.

(c)—Represents interest expense on the $2.9 million note due March 2007, issued in connection with the acquisition of Verteq as if the note were issued on January 1, 2004. The note bears interest at LIBOR plus an applicable margin rate. The initial margin rate for the first year is 1.5% and will increase every six months by 1% until all amounts are paid. For purposes of these statements, the Company assumed an interest rate of 2.66%. If the rate were to change by 1/8%, the impact would be nominal.

(d)—To eliminate royalty income under a long-term revenue recognition agreement. This liability was not assigned any fair value in the Company’s purchase accounting.

(e)—To record 1,812,820 shares issued to Westar and 7,000,000 shares issued to Sunrise Capital Partners in connection with the acquisition of Verteq.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                 , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 Shares

Common Stock

Deutsche Bank Securities

SG Cowen & Co.

Thomas Weisel Partners LLC

Prospectus

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the fees payable to the SEC, the NASD and the Nasdaq National Market.

SEC Registration Fee		$6,335
NASD Filing Fee		5,500
Nasdaq National Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of ours. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that a director or officer shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, our bylaws provide that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer shall be indemnified and held harmless to the fullest extent permitted by Delaware law. The right to indemnification conferred in our bylaws also includes the right to be reimbursed for all expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Our bylaws further provide that we shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of our against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 15. Recent Sales of Unregistered Securities

Until August 2004, we were a limited liability company, at which time we converted into a corporation. Accordingly, all of our issuances of securities prior to the conversion were common or preferred membership units in the limited liability company. In December 2002, we undertook a recapitalization pursuant to which all of our preferred membership units were converted into common membership units and we effected a 1-for 25 reverse split of our common membership units. Upon our August 2004 conversion into a corporation, each outstanding common membership unit was converted into one share of common stock. Immediately preceding the sale of the shares covered by this registration statement, we effected a 1-for      reverse split of our common stock.

During the three-year period preceding the date of this offering, we sold the following unregistered securities:

(1)	From October 3, 2001 until January 30, 2002, we sold (a) 70,000 preferred membership units to Sunrise Capital Partners, L.P., for an aggregate consideration of $7,000,000 and (b) 164.71 preferred membership units to JSM Investments, Inc., a corporation affiliated with James S. Molinaro, our President and Chief Executive Officer, for an aggregate consideration of $16,471.

(2)	From March 15, 2002 until October 3, 2002, we sold (a) 70,125 preferred membership units and 6,706,684 common membership units to Sunrise Capital for an aggregate consideration of $7,012,500, (b) 164.99 preferred membership units and 15,779 common membership units to JSM Investments for an aggregate consideration of $16,499 and (c) 327.96 preferred membership units and 31,367 common membership units to Eugene W. Bernosky, a member of our board of directors, for an aggregate consideration of $32,796. Sunrise Capital’s consideration included an aggregate of $1,012,500 of principal and interest owing by us to Sunrise Capital under promissory notes issued by us to Sunrise Capital.

(3)	On December 3, 2002, we undertook a recapitalization as described in the introductory paragraph to this Item 15. We also sold 698,699 common membership units to Sunrise Capital in exchange for an aggregate consideration of $4,665,417. Sunrise Capital’s consideration included an aggregate of $4,165,417 of principal and interest owing by us to Sunrise Capital under promissory notes issued by us to Sunrise Capital.

(4)	In February 2003, we sold 1,774 common membership units to JSM Investments for an aggregate of $11,845.

(5)	On June 23, 2003, we issued to Silicon Valley Bank a warrant to purchase 44,910 common membership units at an exercise price of $6.68 per unit in connection with our entering into a Loan and Security Agreement with Silicon Valley Bank.

(6)	On February 11, 2004, we issued 5,000,000 common membership units to Sunrise Capital in connection with its providing a guarantee of our principal credit facility. Based on the incremental ownership increase of Sunrise Capital as a result of this issuance, the units were valued at $383,167.

(7)	On February 11, 2004, we issued to Silicon Valley Bank a warrant to purchase 14,970 common membership units at an exercise price of $6.68 per unit in connection with our entering into our line of credit with Silicon Valley Bank.

(8)	On March 10, 2004, we issued 7,000,000 common membership units to Sunrise Capital in connection with our acquisition of substantially all of the assets and certain liabilities of Verteq, Inc. We issued these units in part to compensate Sunrise Capital for its undertaking and financing the Verteq acquisition on our behalf. Based on the incremental ownership increase of Sunrise Capital as a result of this issuance, the units were valued at $325,052. In March 2004, in connection with the Verteq acquisition, we issued to Westar Capital II, LLC 1,812,820 membership units, representing 8.5% of our outstanding membership units at such time. The units were valued at $7,482,675.

(9)	On April 28, 2004, we issued to ORIX Venture Finance LLC a warrant to purchase 109,890 common membership units at an exercise price of $2.73 per share in connection with our entering into our term loan with ORIX.

The issuance of the securities described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Title
1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation

3.2*	Bylaws

4.1*	Form of the specimen common stock certificate

4.2*	Registration Rights Agreement dated , 2004 by and among Akrion and the investors named therein

4.3*	Warrant Agreement dated February 11, 2004 by and between Akrion and Silicon Valley Bank

4.4*	Warrant Agreement dated April 28, 2004 by and between Akrion and ORIX Venture Finance LLC

5*	Opinion of Cozen O’Connor

10.1*	2004 Stock Incentive Plan

10.2*	Employee Stock Option Plan

10.3*	Employment Agreement by and between Akrion and James S. Molinaro dated , 2004

10.4*	Employment Agreement by and between Akrion and Dennis J. Fiore dated , 2004

Exhibit Number	Exhibit Title

10.5*	Loan and Security Agreement dated February 11, 2004 between Silicon Valley Bank and Akrion

10.6*	Loan Modification Agreement dated August 23, 2004 by and among Silicon Valley Bank, Goldfinger Technologies, LLC and Akrion

10.7*	Second Loan Modification Agreement dated September 21, 2004 by and among Silicon Valley Bank, Goldfinger Technologies, LLC and Akrion

10.8*	Second Amended and Restated Guaranty dated August 23, 2004 by Sunrise Capital Partners, L.P.

10.9*	Loan and Security Agreement dated April 28, 2004 between ORIX Venture Finance LLC and Akrion

10.10*	Amendment to Loan Documents dated September 21, 2004 between ORIX Venture Finance LLC and Akrion

10.11*	Secured Promissory Note dated March 10, 2004 in favor of Sunrise Capital Partners, L.P.

10.12*	Secured Subordinated Promissory Noted dated September 21, 2004 in favor of Sunrise Capital Partners, L.P.

10.13*	Asset Purchase Agreement dated March 5, 2004 by and between Goldfinger Technologies, LLC and Development Specialists, Inc., as the assignee for the benefit of creditors of Verteq, Inc.

10.14*	Royalty Agreement dated March 10, 2004 by and among Akrion, Goldfinger Technologies, LLC and Westar Capital II, LLC

10.15*	Membership Interest Purchase Agreement dated March 10, 2004 by and between Akrion and Sunrise Capital Partners, L.P.

10.16*	Agreement dated April 1, 2003 by and between Akrion and SiVal Advisors, LLC, as amended on February 24, 2004

21	Subsidiaries of Akrion

23.1	Consent of PricewaterhouseCoopers (Akrion)

23.2	Consent of PricewaterhouseCoopers (Verteq)

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (Verteq)

23.2*	Consent of Cozen O’Connor (included in Exhibit 5)

24	Power of Attorney (included on signature page).

*	To be filed by amendment

(b) Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such name as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Allentown, Pennsylvania, on this 5th day of October, 2004.

AKRION, INC.

By:	/s/ JAMES S. MOLINARO
Name:	James S. Molinaro
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Joseph A. Julian, Jr. and Dennis J. Fiore, and each one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments which incorporate this registration statement by reference) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offering contemplated by this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that such attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JAMES S. MOLINARO James S. Molinaro	Chief Executive Officer, President and Director (Principal Executive Officer)	October 5, 2004

/s/ DENNIS J. FIORE Dennis J. Fiore	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 5, 2004

/s/ DAVID A. PREISER David A. Preiser	Chairman of the Board	October 5, 2004

/s/ EUGENE W. BERNOSKY Eugene W. Bernosky	Director	October 5, 2004

Signature	Title	Date

/s/ JOHN W. CLARK John W. Clark	Director	October 5, 2004

/s/ JOSEPH A. JULIAN Joseph A. Julian	Director	October 5, 2004

/s/ PETER KIRLIN Peter Kirlin	Director	October 5, 2004

/s/ ROBERT WICKEY Robert Wickey	Director	October 5, 2004

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Members of Akrion LLC

Our audits of the consolidated financial statements referred to in our report dated March 10, 2004, except for the financial statements related to 2001, as to which the date is August 31, 2004, appearing in this Registration Statement on Form S-1 of Akrion LLC and its subsidiaries also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 10,2004 except for the financial statements related

to 2001 as to which the date is August 31, 2004

S-1

AKRION LLC

Valuation and Qualifying Accounts

As of December 31, 2001, 2002, and 2003 and June 30, 2004

(in whole dollars)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2001:
Allowance for uncollectible accounts	$340,558	$1,578,097	$—	$(8,636)	$1,910,019
Inventory Reserve	$3,527,221	$2,319,754	$—	$(1,091,729)	$4,755,246

Year Ended December 31, 2002:
Allowance for uncollectible accounts	$1,910,019	$(16,180)	$—	$(1,758,877)	$134,962
Inventory Reserve	$4,755,246	$1,302,947	$—	$(1,762,840)	$4,295,353

Year Ended December 31, 2003:
Allowance for uncollectible accounts	$134,962	$60,834	$—	$(54,282)	$141,514
Inventory Reserve	$4,295,353	$199,253	$—	$(1,218,690)	$3,275,916

Column ‘C’ represents the net income effect of the reserves.

Column ‘D’ represents the assets charged against the reserve.

S-2

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation

3.2*	Bylaws

4.1*	Form of the specimen common stock certificate

4.2*	Registration Rights Agreement dated , 2004 by and among Akrion and the investors named therein

4.3*	Warrant Agreement dated February 11, 2004 by and between Akrion and Silicon Valley Bank

4.4*	Warrant Agreement dated April 28, 2004 by and between Akrion and ORIX Venture Finance LLC

5*	Opinion of Cozen O’Connor

10.1*	2004 Stock Incentive Plan

10.2*	Employee Stock Option Plan

10.3*	Employment Agreement by and between Akrion and James S. Molinaro dated , 2004

10.4*	Employment Agreement by and between Akrion and Dennis J. Fiore dated , 2004

10.5*	Loan and Security Agreement dated February 11, 2004 between Silicon Valley Bank and Akrion

10.6*	Loan Modification Agreement dated August 23, 2004 by and among Silicon Valley Bank, Goldfinger Technologies, LLC and Akrion

10.7*	Second Loan Modification Agreement dated September 21, 2004 by and among Silicon Valley Bank, Goldfinger Technologies, LLC and Akrion

10.8*	Second Amended and Restated Guaranty dated August 23, 2004 by Sunrise Capital Partners, L.P.

10.9*	Loan and Security Agreement dated April 28, 2004 between ORIX Venture Finance LLC and Akrion

10.10*	Amendment to Loan Documents dated September 21, 2004 between ORIX Venture Finance LLC and Akrion

10.11*	Secured Promissory Note dated March 10, 2004 in favor of Sunrise Capital Partners, L.P.

10.12*	Secured Subordinated Promissory Noted dated September 21, 2004 in favor of Sunrise Capital Partners, L.P.

10.13*	Asset Purchase Agreement dated March 5, 2004 by and between Goldfinger Technologies, LLC and Development Specialists, Inc., as the assignee for the benefit of creditors of Verteq, Inc.

10.14*	Royalty Agreement dated March 10, 2004 by and among Akrion, Goldfinger Technologies, LLC and Westar Capital II, LLC

10.15*	Membership Interest Purchase Agreement dated March 10, 2004 by and between Akrion and Sunrise Capital Partners, L.P.

Exhibit Number	Exhibit Title

10.16*	Consulting Agreement dated April 1, 2003 by and between Akrion and SiVal Advisors, LLC, as amended on February 24, 2004

21	Subsidiaries of Akrion

23.1	Consent of PricewaterhouseCoopers (Akrion)

23.2	Consent of PricewaterhouseCoopers (Verteq)

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (Verteq)

23.2*	Consent of Cozen O’Connor (included in Exhibit 5)

24	Power of Attorney (included on signature page).

*	To be filed by amendment